                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April 2003

                Sinopec Shanghai Petrochemical Company Limited
                (Translation of registrant's name into English)

                             Jinshanwei, Shanghai
                          People's Republic of China
                   (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F __X__ Form 40-F

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes ____ No __X__

   [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

   Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby deposits the following exhibits pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

    a. Resolution of the Fourth Meeting of the Fourth Session of the Board of Directors passed on March 26, 2003;
    b. Resolution of the Fourth Meeting of the Fourth Session of the Supervisory Committee passed on March 25, 2003;
    c. 2002 Results Announcement issued by the Company on March 27, 2003;
    d. 2002 Annual Report issued by the Company.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                             SINOPEC SHANGHAI PETROCHEMICAL COMPANY
                                                                               LIMITED

Dated: April 9, 2003                                                         By: /S/ Lu Yiping
                                                                                 Name: Lu Yiping
                                                                                 Title: Chairman

                                 Exhibit Index

a. Resolution of the Fourth Meeting of the Fourth Session of the Board of Directors passed on March 26, 2003;
b. Resolution of the Fourth Meeting of the Fourth Session of the Supervisory Committee passed on March 25, 2003;
c. 2002 Results Announcement issued by the Company on March 27, 2003;
d. 2002 Annual Report issued by the Company.

                                [Company logo]

                Sinopec Shanghai Petrochemical Company Limited
       [Chinese name for Sinopec Shanghai Petrochemical Company Limited]
(A joint stock limited company incorporated in the People's Republic of China)

                       Resolutions of the Fourth Meeting
                of the Fourth Session of the Board of Directors

The Board of Directors of the Company confirm that the information contained in this announcement is truthful, accurate and complete, and jointly and severally accept full responsibility for the accuracy and completeness of this announcement.

The fourth meeting of the fourth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") was held on 26 March 2003 at Company's main office building. Of the 14 Directors entitled to attend the meeting, 11 Directors were in attendance. Three Directors were unable to attend, and in accordance with the PRC Company Law and the Articles of Association of the Company, Zhang Zhiliang and Zhang Baojian appointed the Chairman Lu Yiping as their proxy, and Huang Jian appointed Zhang Honglin as his proxy for the meeting. The meeting was chaired by the Chairman, Mr. Lu Yiping, and all members of the Supervisory Committee were also in attendance. The convening of the meeting and its resolutions were legal and effective. The meeting considered and approved the following resolutions:

(1) the 2002 report of the Directors;

(2) the 2002 work report of the General Manager;

(3) the 2002 annual report and summary;

(4) the 2002 audited financial statements and 2003 budget report;

(5) the 2002 profit distribution plan:

    Net profit of the Company for the year 2002 amounted to RMB908,965,000 under PRC Accounting Rules and Regulations and RMB916,365,000 under International Financial Reporting Standards ("IFRS"). After two transfers, each amounting to 10% of the profit after tax, or RMB90,897,000, were made to the statutory surplus reserve and the statutory public welfare fund respectively, together with RMB573,281,000 brought forward from the retained profit, profit available for distribution amounted to RMB1,300,452,000 (or RMB1,379,049,000 under IFRS). The profit distribution plan for 2002 is: to recommend a final dividend of RMB0.5 per ten shares (including tax), for a total distribution of RMB360,000,000.

(6) the remuneration procedures for the Directors and senior management; and

(7) the increase in number of members of the Board of Directors:

    The Directors nominated Mr. Chen Xinyuan as a candidate for election as an Independent Director of the Fourth Session of the Board of Directors. Mr. Chen's qualifications as an Independent Director have been approved by the China Securities Regulatory Commission.

The matters in resolutions 1, 4, 5 and 7 above will be submitted to the shareholders of the Company for approval at the forthcoming Annual General Meeting.

                                                          By order of the Board
                                 Sinopec Shanghai Petrochemical Company Limited
                                                        Shanghai, 26 March 2003

                                [Company logo]

                Sinopec Shanghai Petrochemical Company Limited
       [Chinese name for Sinopec Shanghai Petrochemical Company Limited]
(A joint stock limited company incorporated in the People's Republic of China)

                       Resolutions of the Fourth Meeting
              of the Fourth Session of the Supervisory Committee

The fourth meeting of the fourth session of the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the "Company") was held on 25 March 2003 at the Company's headquarters. All 7 of the Company's Supervisors attended the meeting. The following resolutions were considered and approved:

(1) the Company's "2002 Work Report of the Supervisory Committee";

(2) the Supervisory Committee's "Assessment of the Company's 2002 Results";

(3) "The Regulations of the Supervisory Committee";

(4) Mr. Chen Xinyuan resigned as an Independent Supervisor due to professional commitments. Mr. Zhou Yunnong was nominated as a candidate for election as an Independent Supervisor to the fourth session of the Supervisory Committee, to be elected by a general meeting of shareholders. (Biographical details of the Independent Supervisor are set forth below.)

                                 Sinopec Shanghai Petrochemical Company Limited
                                                          Supervisory Committee
                                                        Shanghai, 25 March 2003

Note:

Biographical details of Mr. Zhou Yunnong

Zhou Yunnong, 61, former Governor of Shanghai Jinshan District, Senior Advisor to Shanghai Jinshan District, and Member of the Leaders Group of Shanghai Chemical and Industrial Park, is currently the Senior Advisor of Jinshan Industrial Investment and Development Company. Mr. Zhou graduated from Huadong Normal University in August 1964, majoring in radio. He joined the Shanghai Petrochemical Complex in October 1972, and was appointed Vice President of the Complex in November 1984. From June 1989 to August 1991, Mr. Zhou was the Deputy Director of the Human Resource Department of China Petrochemical Corporation. In August 1991, Mr. Zhou became the Deputy Secretary of Communist Party Committee of Shanghai Petrochemical Complex, and appointed the Vice President of the Complex in March 1992. From July 1993 to April 1994, Mr. Zhou was appointed the Vice President of Shanghai Petrochemical Company in charge of administration and human resources. In April 1994, Mr. Zhou was appointed the Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company, and he became the Governor to Jinshan District of Shanghai in May 1997, and the Senior Advisor to Shanghai Jinshan District in November 1999. Mr. Zhou has the title of senior engineer and he has extensive experience in business management.

                                [Company logo]

                Sinopec Shanghai Petrochemical Company Limited
       [Chinese name for Sinopec Shanghai Petrochemical Company Limited]
(A joint stock limited company incorporated in the People's Republic of China)

                           2002 Results Announcement

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") jointly and severally accepts full responsibility for the accuracy and completeness of the information contained in this announcement and confirms that the information contained in this announcement is accurate and not misleading and there is no omission of material facts. This results announcement is extracted from the Annual Report, and investors should read the Annual Report for details.

I. CORPORATE INFORMATION

1.  Name of the Company (in Chinese): [Chinese name for Sinopec Shanghai Petrochemical
                                      Company Limited]

    Short Name (in Chinese):           [Chinese name for SPC]

    Name of the Company(in English):   Sinopec Shanghai Petrochemical Company Limited

    Short Name (in English):           SPC

2.  Authorised Representative:         Lu Yiping

3.  Company Secretary:                 Zhang Jingming

    Telephone:                         (8621)5794 3143

    Fax:                               (8621)5794 0050

    Email Address:                     zhangjm@spc.com.cn

4.  Registered Office:                 48 Jinyi Road, Jinshan District, Shanghai,
                                       The People's Republic of China (the "PRC")

    General Office:             48 Jinyi Road, Jinshan District, Shanghai,
                                The People's Republic of China

    Postal Code:                200540

    Company Website:            http://www.spc.com.cn

    Email Address:              spc@spc.com.cn

5.  Newspapers for announcements:

    Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong
    Commercial Daily. (In case of any discrepancy between the Chinese and the English versions, the
    Chinese version should prevail.)

    Website for the Company's   http://www.sse.com.cn
    Annual Report:

    Place for Access to the     Secretary Office to the Board of
    Company's Annual Report:    Directors

6.  Stock Exchange Listings,
    Stock Name and Stock Code

    Types of Shares             Place of Listing                   Stock Abbreviation   Stock Code

    A shares                    Shanghai Stock Exchange             [Chinese name for       600688
                                                                                 SPC]

    H shares                    The Hong Kong Stock Exchange        [Chinese name for          338
                                Limited                                          SPC]

    ADS                         New York Stock Exchange                           SHI

II. MAJOR FINANCIAL DATA AND FINANCIAL INDICATORS

   Prepared under the PRC Accounting Rules and Regulations

1. Major business data

                                                                               (RMB'000)
                                                    For the year ended 31 December
                    Items                            2002       2001 Change %       2000
Income from principal operations               22,322,896 20,197,396      11% 21,277,268
Total profit                                    1,036,238     93,509   1,008%  1,080,645
Net profit                                        908,965     71,604   1,169%    903,932
Net profit before non-operating profits/losses  1,009,815    206,619     389%    926,278
Net cash flow from operating activities         2,322,574  2,838,737     -18%  2,945,750

Net profit before non-operating profits/losses reflects net profit of RMB908,965,000 adjusted for non-operating income of RMB22,740,000 and non-operating expenses of RMB141,387,000, and an adjustment of RMB17,797,000 of reduction in taxation for the above items.

                                                                      (RMB'000)
                                         As at 31 December
                                       2002         2001   Change %       2000
Total assets                     26,562,285   24,770,182         7% 22,099,657
Shareholders' equity             14,121,460   13,572,495         4% 13,817,038

2. Financial Indicators

                                        For the year ended 31 December
                                              2002       2001   Change %   2000
Financial Indicator
Earnings per share (RMB)                     0.126      0.010     1,160%  0.126
Return on net assets (%)                     6.437      0.528     1,119%  6.542
Return on net assets based on                7.151      1.522       370%  6.704
net profit before non-operating
profits/losses (%)
Net cash flow per share from                 0.323      0.394       -18%  0.409
operating activities (RMB)

Return on net assets = profit for the reporting period/net assets at the end of the period x 100%

                                                 As at 31 December
                                              2002       2001   Change %   2000
 Financial Indicator
 Net asset value per share (RMB)             1.961      1.885         4%  1.919
 Adjusted net asset value per share          1.946      1.867         4%  1.855
 (RMB)

Note:

a. The above indicators were derived from the data included in the audited financial statements for 2000, 2001 and 2002. The total number of shares in issue as at 31 December 2000, 2001 and 2002 was 7,200,000,000.

3. For differences between financial statements prepared under International Financial Reporting Standards ("IFRS") and PRC Accounting Rules and Regulations, please refer to XI (4).

III. CHANGE OF SHARE CAPITAL AND MAJOR SHAREHOLDERS

(1) Share capital structure and its change for the year ended 31 December 2002

                                                     Shares
                                                   transferred
                                                      from
I. Shares not in                    Rationed Bonus   reserve
circulation           Before change  share   share    funds    Increase Others Sub-total After change
1. Promoter's share

Domestic legal
person share          4,000,000,000    --     --       --         --      --      --     4,000,000,000

2. Legal person share   150,000,000    --     --       --         --      --      --       150,000,000

Sub-total             4,150,000,000    --     --       --         --      --      --     4,150,000,000

II. Shares in circulation

1. RMB ordinary
share                   720,000,000    --     --       --         --      --      --       720,000,000

2. Overseas listed
foreign share         2,330,000,000    --     --       --         --      --      --     2,330,000,000

Sub-total             3,050,000,000    --     --       --         --      --      --     3,050,000,000

III. Shares in total  7,200,000,000    --     --       --         --      --      --     7,200,000,000

(2) As at 31 December 2002, the share capital of the Company totalled 7.2 billion shares, which were held by 323,419 shareholders, with 319,947 of them being holders of A shares and 3,472 of them being holders of H shares.

(3) Major Shareholders

As at 31 December 2002, the top ten shareholders of the Company were as follows:

                                                    Percentage
                                                      of total
                                                         share
                            Increase      Number of    capital
Rank Name                during 2002    shares held        (%) Type of shares
 1.  China Petroleum &            -- 4,000,000,000*      55.56
     Chemical                                                  Promoter legal
     Corporation                                               person share

 2.  HKSCC Nominees      172,140,000 1,858,015,401       25.81 H share
     Ltd.

 3.  Hongkong &              178,000   354,580,000        4.92 H share
     Shanghai Banking
     Corporation
     (Nominees)
     Limited

 4.  Shanghai Kangli              --    16,730,000*       0.23 Legal person share
     Gong Mao
     Company Limited

 5.  Zhejiang Province            --    12,000,000*       0.17 Legal person share
     Economic
     Construction and
     Investment
     Company

 6.  Hongkong &            2,250,000    10,336,000        0.14 H share
     Shanghai Banking
     Corporation
     (Nominees)
     Limited

 7.  Fuguo Pingheng    not available     5,994,143        0.08 A share

 8.  Xiangshun Shiye       4,700,000     5,500,000*       0.08 Legal person share


9.  Shanghai Textile Material Trading            -- 5,500,000* 0.08 Legal person
    Company                                                         share

10. Jingfu Fund                       not available 4,400,900  0.06 A share

*  Shares not in circulation

Among the above shareholders, Hongkong & Shanghai Banking Corporation (Nominees) Limited is a nominee company. Other than that, the Company is not aware if there is any connected relationship amongst the above shareholders.

China Petroleum & Chemical Corporation ("Sinopec Corp."), the immediate parent company, was established on 25 February 2000. The authorised representative of Sinopec Corp is Li Yizhong and its registered capital amounted to RMB86.7 billion. Sinopec Corp.'s major operations include oil and gas operations, exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacturing and marketing of a wide range of chemicals for industrial uses. Major products: synthetic resins, monomers and polymers for synthetic fibres, synthetic fibres, synthetic rubbers, chemical fertilizers and intermediate petrochemical products.

IV. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND THEIR INTERESTS IN SHARES AND DEBT SECURITIES

As at 31 December 2002, each Director, Supervisor and member of the senior management owns the following actual number of shares in the issued capital of the Company:

                                           Number  Number
                                        of shares      of
                                          held at  shares
                                              the held at
                                        beginning the end
                                           of the  of the   Number of
Name          Position          Sex Age      year    year shares held Term of office
Lu Yiping     Chairman and       M  57      3,600  3,600   No change  until June 2005
              President

Xu Kaicheng   Vice Chairman      M  46      3,600  3,600   No change  until June 2005

Rong Guangdao Director and Vice  M  47      3,600  3,600   No change  until June 2005
              President


 Feng Jianping  Director and Vice M   49  3,600 3,600 No change until June 2005
                President

 Zhang Zhiliang Director and Vice M   49  3,600 3,600 No change until June 2005
                President

 Jiang Baoxing  Director          M   58  3,600 3,600 No change until June 2005

 Li Weichang    Director          M   49  1,000 1,000 No change until June 2005

 *Liu Wenlong   External Director M   62    Nil   Nil No change until June 2005

 *Zhang Baojian External Director M   58    Nil   Nil No change until June 2005

 *Zhang Honglin External Director M   60    Nil   Nil No change until June 2005

 *Huang Jian    External Director M   61    Nil   Nil No change until June 2005

 *Gu Chuanxun   Independent       M   68    Nil   Nil No change until June 2005
                Director

 *Wang Yongshou Independent       M   63  3,600 3,600 No change until June 2005
                Director

 *Wang Xingyu   Independent       M   58    Nil   Nil No change until June 2005
                Director

 Du Chongjun    Chairman of       M   48  1,000 1,000 No change until June 2005
                Supervisory
                Committee

 Zhang Chenghua Supervisor        M   47    Nil   Nil No change until June 2005


  Zhu Weiyan     Supervisor      M   55    Nil   Nil No change until June 2005

  *Zhang Jianjun External        F   51    Nil   Nil No change until June 2005
                 Supervisor

  *Lu Xiangyang  External        M   52    Nil   Nil No change until June 2005
                 Supervisor

  *Chen Xinyuan  Independent     M   38    Nil   Nil No change until June 2005
                 Supervisor

  *Liu Xiangdong Independent     M   52    Nil   Nil No change until June 2005
                 Supervisor

  Liu Xunfeng    Vice President  M   37  1,500 1,500 No change until June 2005

  Wu Haijun      Vice President  M   40  1,500 1,500 No change until June 2005

  Yin Jihai      Vice President  M   45    Nil   Nil No change until June 2005

  Han Zhihao     Chief Financial M   52    Nil   Nil No change until June 2005
                 Officer

  Zhang Jingming Company         M   44    Nil   Nil No change until June 2005
                 Secretary

*  Non-salaried external directors and supervisors of the Company

The shares held by the above management are A shares of the Company and represent their personal interests. Save as disclosed above, none of the Directors, Supervisors or senior management and their respective associates had any beneficial interest in or right to subscribe for any equity or debt securities of the Company or its associated corporations in 2002.

Directors & Supervisors holding posts in corporate shareholders

                                                                    Remunerations
                                                                     & allowances
              Name of corporate                                          received
Name          shareholders         Position         Term of office         Yes/No
Jiang Baoxing China Petroleum &    Supervisor       February 2002--            No
              Chemical Corporation                  February 2003

Zhang Honglin China Petroleum &    Company          February 2002--           Yes
              Chemical Corporation Secretary        February 2003

Huang Jian    China Petroleum &    Assistant to the February 2002--           Yes
              Chemical Corporation President        February 2003

Changes in Directors, Supervisors and senior management of the Company

The term of the third session of the Board of Directors and Supervisory Committee of the Company concluded on 18 June 2002. On the same day, the Company held the 2001 Annual General Meeting, at which Mr. Lu Yiping, Mr. Xu Kaicheng, Mr. Rong Guangdao, Mr. Feng Jianping, Mr. Zhang Zhiliang, Mr. Jiang Baoxing, Mr. Li Weichang, Mr. Liu Wenlong, Mr. Zhang Baojian, Mr. Zhang Honglin, Mr. Huang Jian, Mr. Gu Chuanxun, Mr. Wang Yongshou and Mr. Wang Xingyu were elected as members of the fourth session of the Board of Directors, of whom, Mr. Gu Chuanxun, Mr. Wang Yongshou and Mr. Wang Xingyu were elected as Independent Directors. Mr. Du Chongjun, Ms. Zhang Jianjun, Mr. Lu Xiangyang, Mr. Chen Xinyuan and Mr. Liu Xiangdong were elected as members of the fourth session of the Supervisory Committee, among whom, Mr. Chen Xinyuan and Mr. Liu Xiangdong are Independent Supervisors. Mr. Zhang Chenghua and Mr. Zhu Weiyan were elected by the staff democratically as Supervisors representing the staff and members of the fourth session of the Supervisory Committee.

The first meeting of the fourth session of the Board of Directors was convened on 18 June 2002, Mr. Lu Yiping was elected Chairman, and Mr. Xu Kaicheng was elected Vice Chairman. At the nomination of the Board, Mr. Lu Yiping was appointed President. At the nomination of the President, Mr. Rong Guangdao, Mr. Feng Jianping, Mr. Zhang Zhiliang, Mr. Liu Xunfeng, Mr. Wu Haijun and Mr. Yin Jihai were appointed Vice Presidents of the Company, and Mr. Han Zhihao was appointed Chief Financial Officer. At the nomination of the Board, Mr. Zhang Jingming was appointed Company Secretary.

The first meeting of the fourth session of the Supervisory Committee was also held on 18 June 2002, at which Mr. Du Chongjun was appointed Chairman of the Supervisory Committee.

Mr. He Fei, Independent Director of the third session of the Board of Directors, ceased to be a Director of the Company. Mr. Jin Weicheng, Ms. Xia Jianying and Mr. Liu Xinghan, Supervisors of the third session of the Supervisory Committee, ceased to be Supervisors of the Company.

Emoluments of Directors, Supervisors and senior management

                                                                                         RMB
Total emoluments                                                                   2,258,778

Aggregate emoluments of the three highest                                            570,061
paid Directors

Aggregate emoluments of the three highest                                            509,201
paid senior management

Allowances to Independent Directors                                                      Nil

Other benefits to Independent Directors                                                  Nil

Directors and Supervisors who did not receive     Liu Wenlong, Zhang Baojian, Zhang Honglin,
any emoluments                                   Huang Jian,Gu Chuanxun, Wang Yongshou, Wang
                                                    Xingyu, Zhang Jianjun,Lu Xiangyang, Chen
                                                                      Xinyuan, Liu Xiangdong

Bands                                                                                 Number

Below RMB100,000                                                                           1

RMB100,000 to RMB250,000                                                                  14

Employees

The Company has a total of 31,489 employees, of whom 23,293 are production workers and technical staff, 5,234 are sales, financial and other personnel and 2,962 are administrative personnel. A total of 17.57 percent of the employees of the Company are university graduates or college graduates.

V. CORPORATE GOVERNANCE STRUCTURE

The Company has a systemised corporate governance structure. The Company has established a sound management system of checks and balances between the shareholders in general meeting, the Board of Directors, the Supervisory Committee and management, clarifying the responsibilities of each, constructing a shareholder-oriented corporate governance structure, and building a regulatory environment for the Company that can be continuously developed. In accordance with the "Notice on the Establishment of Modern Enterprise System Inspections for Listed Companies" issued by the China Securities Regulatory Commission ("CSRC") and the State Economic Trade Commission ("SETC"), the Company has carried out self-inspections of its modern enterprise system with regard to areas such as corporate governance structure, independence, internal control systems, incentive structures, capital management and information disclosure, and submitted such self-inspection report to the CSRC and SETC.

The Company's Independent Directors have attended the shareholders' Annual General Meeting 2001 and Board meetings during 2002 and have discussed and reviewed the 2001 Annual Report, the 2002 Interim Report, the profit distribution plan and connected transactions in association with the Company. They have leveraged on their professional experience and expertise to furnish opinions and have diligently performed their duties as Independent Directors.

VI. SHAREHOLDERS' MEETINGS

2001 Annual General Meeting

The Company held its 2001 Annual General Meeting on 18 June 2002 in Jinshan District, Shanghai, PRC. The AGM was attended by 79 members of the Company in person or their proxies holding 4.615 billion shares, representing approximately 64.09% of the Company's total share capital, which formed the quorum of the meeting in accordance with the requirements stipulated by the Articles of Association of the Company and the PRC Company Law.

The meeting approved the following six resolutions:

1. The 2001 report of the Directors;

2. The 2001 report of the Supervisory Committee;

3. The 2001 audited accounts;

4. The 2001 dividend distribution plan;

5. The re-appointment of KPMG Huazhen as the Company's domestic auditors for year 2002 and KPMG as the Company's international auditors for year 2002, and to authorise the Directors to fix their remuneration;

6. The election of a new session of the Board of Directors and a new session of the Supervisory Committee;

7. The Board of Directors was authorised to make amendments to the Articles of Association of the Company.

Resolutions of the Annual General Meeting were published in Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Wen Wei Po on 19 June 2002.

VII. MANAGEMENT DISCUSSION AND ANALYSIS
   ( Figures derived from the financial statements prepared in accordance with IFRS )

General

In the past the performance of the Company had been affected by certain factors beyond its control stemming from its operation within the framework of a planned economic system. With China's entry into the WTO, the impact of such factors is fading.

In 2002, the world economy was recovering gradually, whereas China's economy continued its growth rapidly. Spurred by the rise of oil prices and increase in demand, the petrochemical industry witnessed a price recovery in most of its products since February 2002, improving, to certain extent, the general business environment of the Company. In addition, the production capacity of the Company is further growing and subsequently unit production costs reduced effectively, with the commissioning of the Company's capital expenditure projects, represented by its "Phase IV Project". As a result, the business performance of the Company in 2002 improved by a relatively large margin compared with that of the previous year.

Overview

The following table sets forth our sales volumes and net sales, net of sales taxes, for the years indicated:

                                           For the years ended 31 December
                             2000                     2001                        2002
                          Net sales                 Net sales                   Net sales
                     Sales
                    volume                       Sales                       Sales
                     ('000 (millions  % of      volume (millions  % of      volume (millions  % of
                     tons)   of RMB) Total ('000 tons)   of RMB) Total ('000 tons)   of RMB) Total
Synthetic fibres      359    3,612    17.4      358      3,216    16.4      363      3,374    15.5

Resins and plastics   863    6,006    29.0      918      5,636    28.7    1,146      6,441    29.6

Intermediate
  petrochemicals      566    2,232    10.8      653      2,105    10.8      786      2,555    11.8

Petroleum products  3,458    7,429    35.8    3,958      7,735    39.4    4,100      7,991    36.8

Trading and others     --    1,450     7.0       --        926     4.7       --      1,362     6.3

Total               5,246   20,729   100.0    5,887     19,618   100.0    6,395     21,723   100.0

The following table sets forth a summary statement of income for the years under IFRS:

                                    For the years ended 31 December
                          2000                       2001                   2002
                        millions  % of net  millions of  % of net  millions of  % of net
                          of RMB     sales          RMB     sales          RMB     sales
Net sales               20,728.6     100.0     19,617.7     100.0     21,723.0     100.0

Cost of sales          (19,040.0)    (91.9)   (18,803.0)    (95.8)   (19,853.9)    (91.4)

       Gross profit           1,688.6   8.1   814.7   4.2  1,869.1   8.6

       Selling and             (360.9) (1.7) (363.2) (1.9)  (421.2) (1.9)
       administrative
       expenses

       Operating income       1,327.7   6.4   451.5   2.3  1,447.9   6.7

       Other operating          155.4   0.7   160.0   0.8    136.6   0.6
       income

       Other operating          (65.8) (0.3) (217.3) (1.1)  (154.8) (0.7)
       expenses

       Share of                 (64.5) (0.3)  (20.6) (0.1)    16.1   0.1
       profits/(losses) of
       associates

       Net financing costs     (272.2) (1.3) (227.8) (1.2)  (400.7) (1.9)

       Profit before tax      1,080.6   5.2   145.8   0.7  1,045.1   4.8

       Income tax              (200.8) (1.0)   (1.2) (0.0)   (84.5) (0.4)

       Profit after tax         879.8   4.2   144.6   0.7    960.6   4.4

       Minority interests       (23.3) (0.1)  (28.6) (0.1)   (44.2) (0.2)

       Profit attributable to   856.5   4.1   116.0   0.6    916.4   4.2
       shareholders

Major suppliers and customers

Total purchases from top 5 suppliers RMB10,910 million Percentage of total purchase 68%

Total sales to top 5 customers        RMB8,398 million Percentage of total sales    38%

A. Results of operations

Year Ended 31 December 2002 Compared with Year Ended 31 December 2001

Net sales

Net sales increased by 10.73% to RMB21,723 million in 2002 compared with RMB19,618 million in 2001. In 2002, the prices of most petrochemicals bottomed out and prices began to increase again with the recovery of the petrochemical industry while the production volumes and sales of primary products of the Company grew by a great margin with the completion and commissioning of its main capital expenditure projects represented by "Phase IV Project". The sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products for 2002 increased by 1.40%, 24.84%, 20.37% and 3.59% respectively as compared with 2001.

Synthetic fibres

Net sales of synthetic fibres increased by 4.93% to RMB3,374.3 million in 2002 from RMB3,215.8 million in 2001, primarily due to a 3.47% and 1.4% increase, respectively, in their weighted average prices and sales volumes. Of synthetic fibres, the sales volume of polyester products increased at a great ratio due to capacity expansion in the polyester plant. Compared with 2001, the Company's acrylic fibres and staples experienced increases respectively of 23.89% and 29.25%. However, the sales of polyester staples and POY filaments declined by 2.19% and 36.12%, respectively.

In 2002, the proportion of synthetic fibres in the total sales of the Company decreased to 15.53%, or 0.86% less than 2001 as a result of production suspension and market conditions.

Resins and plastics

Net sales of resins and plastics increased by 14.28% to RMB6,440.7 million against 2001. Its weight in the total sales slightly increased to 29.65%, or a 0.92% increase compared with 2001. This is primarily attributable to the completion and commissioning of such projects as our polyester resin plant renovation, the new 250,000-ton polyethylene plant and the 200,000-ton polypropylene plant. As a result, the total sales volumes of resins and plastics increased by 24.84%, and despite the weighted average price decreased by 8.56%, sales increased . In 2002, sales volumes of the Company's resin chips, polyethylene and polypropylene grew, respectively, by 18.96%, 32.31% and 49.31%, with the average sales prices of resin chips and polypropylene increasing, respectively, by 5.73% and 0.78% and the same for PVA, polyethylene and polyethylene film decreasing by 18.92%, 11.38% and 13.09%.

Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 21.37% to RMB2,555 million from

RMB2,105.3 million in 2001, or 11.76% of total sales. The weighted average price increased slightly by 0.84%, and the sales volume grew by 20.33% against the previous year due to the completion and commissioning of the ethylene expansion and MEG renovation projects. Among intermediate petrochemicals, the average selling prices of ethylene, and MEG decreased, respectively, by 10.49% and 12.31% while the same for benzene and butadiene increased by 21.68% and 27.30%, respectively. The sales volumes of these products increased by 35.18%, 15.31%, 274.22% and 46.39% compared with 2001.

Petroleum products

Net sales of petroleum products slightly increased by 3.31% to RMB7,991.2 million as compared with 2001. This was primarily the result of greater sales volume. Compared with 2001, the sales volume of petroleum products increased by 3.59%. The sales volumes for our gasoline, diesel and jet oil increased by 9.19%, 2.12% and 72.57%, respectively, compared to 2001 while the weighted average price of petroleum products slightly increased as compared to 2001.

In 2002, petroleum products accounted for 36.79% of the net sales of the Company, representing a 2.64% decline as compared to 2001.

Trading and other activities

Revenues from trading and other activities increased by 47.10% to RMB1,361.8 million.

Cost of sales

Cost of sales increased by 5.59% to RMB19,853.9 million, or 91.40% of net sales in 2002, which represents a slight improvement from 2001. This was primarily due to our further strengthening the operation and administration of our production facilities and stringent controls over materials, energy consumption and purchase prices in the process, in line with the production capacity expansion of the Company. Thereby, the unit production and sales costs was effectively lowered.

Crude oil

In 2002, we processed 7,428,400 tons of crude oil, representing an increase of 796,300 tons from 2001. The weighted average cost of crude oil per ton decreased by 6.83% to RMB1,540.67 in 2002. Total crude oil costs increased by 4.33% to RMB11,444.8 million in 2002, accounting for 57.64% of the total costs of sales.

The supply and price of crude oil are key factors in determining our profitability. From March 2001, the base price of local crude oil has been determined by Sinopec Group and CNPC based on principles and approaches mandated by the State Planning Commission, incorporating the prices prevailing on the international market. Imported and local offshore oils are purchased by the Company at the crude oil prices of the international market. In general, local crude oil pricing is consistent with that of the international market. In 2002, the Company processed 5,201,400 tons, 672,800 tons, 179,000 tons and 1,375,200 tons, respectively, of imported crude oil, local offshore oil, Daqing oil and Shengli oil, of which the average processing costs are RMB1,588 per ton, RMB1,537 per ton, RMB1,340 per ton and RMB1,390 per ton, respectively.

Other expenses

In 2002, expenses for other ancillary materials increased to RMB3,071.6 million, representing a 27.27% increase against the previous year. Depreciation costs increased from RMB1,359.6 million in 2001 to RMB1,585.8 million in 2002. This was primarily due to increased depreciation costs attributable to more fixed assets of the Company resulting from completion of certain capital expenditure projects including, among others, parts of the "Phase IV Project" in 2002.

Selling and administrative expenses

Selling and administrative expenses increased from RMB363.2 million in 2001 to RMB421.2 million in 2002 resulting from an increase of marketing activities and the subsequent increase in our product sales volumes.

Operating profit

Operating profit increased dramatically by 220.67% from RMB451.5 million in 2001 to RMB1,447.8 million in 2002. This dramatic increase was primarily resulted from growth of sales of key products and decrease of unit sales costs during the year.

Other operating income

Other operating income amounted to RMB136.6 million, representing a 14.62% decrease against 2001.

Other operating expenses

Other operating expenses decreased by 28.76% from RMB217.3 million in 2001 to RMB154.8 million in 2002.

Net financing costs

Net financing costs rose from RMB227.8 million in 2001 to RMB400.7 million in 2002. It was mainly because upon the completion of construction projects, the Company ceased the capitalisation of interest expenses arisen from the use of long term loan facilities from banks to finance the capital expenditure projects, which were then charged to current year's finance costs.

Profit before tax

Profit before tax increased by 616.78% from RMB145.8 million in 2001 to RMB1,045.0 million in 2002.

Income tax

Income tax in 2002 was RMB84.5 million (2001: RMB1.16 million). This increase is primarily due to a substantial increase in profit. We continue to pay income tax at a preferential rate of 15%. This preferential rate was first applied to the Company under approval from Chinese tax authorities effective from 1 January 1993. According to a circular issued by the Ministry of Finance and the State Taxation Bureau, the first nine H-Share listed companies (including us) were permitted to pay income tax at a 15% tax rate for years 1996 and 1997. In 1998, 1999, 2000, 2001 and 2002, the tax privilege was not revoked by the relevant government authorities. However, we cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in 2003. In accordance with relevant national policies, during the year the Company received tax refunds in respect of purchases of state-owned assets for technological improvement of RMB66.4 million (2001: RMB19.3 million).

Profit after tax

   Profit after tax increased by 564.09% from RMB144.6 million in 2001 to RMB960.5 million in 2002.

B. Segmental reporting prepared in accordance with PRC Accounting Rules and Regulations

Summary of segmental results:

                                               Increase/
                                             decrease of
                                                  income                  Increase/
                                                    from     Increase/  decrease of
                     Income                    principal   decrease of gross profit
                       from            Gross  operations cost of sales       margin
                  principal   Cost of profit compared to   compared to  compared to
By segment       operations     sales margin   last year     last year    last year
                                         (%)         (%)           (%)          (%)
Synthetic fibres 3,396,652  3,138,522   7.60        5.06          2.54         2.27

        Resins and plastics 6,479,166 5,527,662 14.69 14.35 12.13  1.69

        Intermediate        2,575,668 1,955,449 24.08 21.28  5.80 11.11
        petrochemicals

        Petroleum           8,482,497 7,149,362 15.72  3.12 -3.65  5.93
        products

        Others              1,388,913   972,112 30.01 46.42 66.98 -8.62

        Including:          8,077,376 7,043,422 12.80 13.17  6.32  5.62
        connected
        transactions

C. Liquidity and capital resources

Our primary sources of capital are operating cash flow and loans from unaffiliated banks. Our primary uses of capital are costs of goods sold, operating expenses and capital expenditures. We expect that these sources of capital will remain sufficient in 2003.

Cash generated from operating activities

Net cash generated from operating activities in 2002 declined by RMB589.6 million to RMB1,798.3 million, of which a cash inflow of RMB2,630.8 million was attributable to the profit before tax net of depreciation, representing an increase of RMB1,125.4 million in cash flow as compared with the previous year. Certain new plants, including the "Phase IV Project" were commissioned in 2002 and more crude oil was purchased by the end of the year. As a result, the Company built up a high level of year-end inventory, which consequently reduced cash flow by RMB503.8 million in turn. In contrast, cash flow increased by RMB617.4 million in 2001 due to dwindling year-end inventories. Cash flow was reduced by another RMB200.2 million due to the year-end change in the year end trade creditors, other creditors and bills payable. Corresponding changes in 2001 resulted in an increase of the Company's cash flow by RMB745.9 million. As debtors, bills receivable and deposits at the year end decreased, cash flow increased by RMB80.8 million in 2002. In 2001, cash flow was reduced by RMB72.2 million because of increase in corresponding balances.

Borrowings

The Company's borrowings increased by RMB1,023.4 million to RMB8,593.2 million in 2002. Short term borrowings, which decreased by RMB103.7 million during 2002, were used mainly to satisfy the Company's demand for working capital in relation to its operations. Short-term loan were all at floating rates denominated in Renminbi and USD.

Long term borrowings also increased by RMB1,127.1 million to RMB4,590.9 million in 2002 which were generally used for capital expansion projects including the "Phase IV Project", among others. Of such borrowings, 3% were borrowed at fixed rates, ranging from 1.5% to 7.1% as at year end, and 87% at floating rates, ranging from 1.76% to 7.13% as at year end. The remaining were interest free. 82% of long term borrowings were in Renminbi mainly at floating rates.

The Company managed to maintain its asset-liability ratio at a safe level by consolidating control over both liabilities, including bank borrowings, and financing risks. The Company generally does not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long-term borrowings can be arranged comfortably in advance of expenditures while short term borrowings are used to meet operational needs. The terms of the Company's existing bank loans do not restrict its ability to pay dividends on its shares.

Debt-equity Ratio

The debt-equity ratio of the Company was 24.72% in 2002 compared to 20.96% in 2001. The ratio is computed by long term borrowings divided by the sum of long term borrowings and shareholders' equity.

D. Other items

Fluctuation of exchange rates

The Company purchases majority of its materials (including crude oil) from abroad and exports a portion of its products, in each case through Sinopec. Therefore, any fluctuation in the exchange rates will have direct impact on the prices at which the Company purchases materials and exports products, which may be further translated into impacts on the profitability of the Company. In addition, a small portion of the debts of the Company were denominated in foreign currencies. Such change in the exchange rates will also affect the interest payments by the Company, and the profitability of the Company in turn.

Capital expenditures

In 2002, the Company incurred capital expenditures of RMB2,404 million, or a decrease of RMB1,954 million compared with 2001. Such projects include, among others, the expansion of the ethylene plant, which was commissioned to operation in 2002, the new polypropylene and polyethylene plants, extension to Phase I of the power plant, renovation of the processing equipment for crude oil with sulfur content, technical renovation to the combining MEG plant, and upgrading of the polyester staple plant, as well as renovation of the acrylonitrile plant now in progress.

The estimated capital expenditure to be incurred by the Company in 2003 will be RMB2,200 million. In addition to completion of renovation of the acrylonitrile plant, the Company will invest in the renovation of the synthetic resin plant, the expansion of the industrial polyester filament plant, the relocation, other technical upgrading projects and its external investment and purchase of replacement parts for fixed assets.

Major projects

Project name                                   Project amount Stage of completion
                                                        (RMB)
700,000 ton/year ethylene project              3,985,000,000           Completed

Thermal power plant phase 2 expansion            810,000,000           Completed

High sulphur-content crude oil processing unit   736,000,000  Under construction

Acrylonitrile expansion project                  325,000,000  Under construction

Total                                          5,856,000,000

Ethylene joint venture

In the second half of 2001, the Company, BP and Sinopec established a joint venture in China, in which the Company owns 20% equity interest while BP and Sinopec respectively own 50% and 30% equity interests. The total registered capital of such joint venture is US$901,440,964. The Company has to make a capital contribution of the Reminbi equivalent of US$180,287,952 of which an amount of RMB224 million has been paid in 2001 and 2002. By the completion of the project in 2005, the Company will have made full payment of its capital contribution in accordance with the construction progress of project.

The planned capital expenditure of the Company may be financed by both cash flow from its operations, credit lines from banks and other means.

Contingent liabilities

As of 31 December 2002, the outstanding guarantees we had issued to banks in favor of our associates and joint ventures amounted to RMB345.4 million. In 2001, outstanding guarantees were RMB435.6 million. Such guarantees were issued to the extent of our interests in such entities.

Acquisition, divestiture and investment

Except for any disclosure in the annual report, we have not made any material acquisition, divestiture or investment in relation to any of our subsidiary or associate or material investment in 2002.

Charge on assets

During 2002, we did not create any charge on the material assets of the Company.

Reconciliation between IFRS and accounting principles generally accepted in the United States of America ("U.S. GAAP")

The accounting policies of the Company conform with IFRS, which differ in certain significant aspects from U.S. GAAP. See the information provided in XI
(5). As a result of these differences and the related tax effect, our net income reported under U.S. GAAP was higher than net income reported under IFRS by RMB208 million in 2002. The corresponding difference for 2001 and 2000 were RMB184.1 million and RMB163.4 million, respectively. Shareholders' equity reported under U.S. GAAP was RMB13,703 million at 31 December 2002 and RMB12,579 million at 31 December 2001.

VIII. REPORT OF THE DIRECTORS

(1) Business review and outlook

The petrochemical industry showed signs of resurgence in the year under review, supported by a steady albeit slow recovery of the global economy and the continued strong growth of China's economy. China's market conditions were stable and petrochemical product prices recovered on the back of stronger demand. The final completion and gradual commissioning of the Company's "Phase IV" project since June 2002 resulted in record-high crude oil processing, physical output and sales turnover. The Company's operating results improved significantly. Operations were maintained at normal standards and positive business developments were achieved.

Prospects and plans for 2003

The fundamental global situation is expected to remain unchanged in 2003, underpinned by tension and turmoil in certain areas while the overall environment for China and the Company is expected to be peaceful and stable. Signs of global economic recovery have emerged but the foundations for recovery are far from solid, with a number of uncertainties reigning. On the domestic front, China's economy is expected to maintain its trend of healthy growth in 2003. The Chinese government will continue to adopt a proactive fiscal policy and a prudent monetary policy in pursuit of the objective of stimulating domestic demand. Rectification and standardisation of the market economy will continue to ensure that the market operates in an orderly manner, while ongoing improvements will be made to the modern market economy system. Enterprises are encouraged to increase their exports and engage in different forms of joint ventures with multi-national corporations. Corporate reforms of medium and large state-owned enterprises will continue with a special focus on listed companies. These developments are set to expose state-owned sectors and enterprises to even more business opportunities.

The Company shall continue to grasp opportunities arising from this favorable environment and capitalise on the full commencement of major works such as the Phase IV project, endeavoring to enhance the overall operating quality of the production system to ensure steady growth of physical output. The Company will consolidate and expand its market share both at home and abroad, striving for improved results in 2003.

   In 2003, the Company shall focus on:

   (1) Enhancing the overall operating quality of the production system to ensure steady growth of physical output

   The load factor of units and the operating quality of systems shall be improved with emphasis on safety, stability, optimisation and improvement to address the issues of excess and bottlenecks in the production systems. Integrated use and rational allocation of resources shall be realised to provide solid foundations for steady growth in physical output.

   (2) Reinforcing the principles of being market-driven and customer-oriented to strive for progress in sales and supply

   Market-driven and customer-oriented principles shall be reinforced and the pattern of enterprise logistics operations in a market economy shall be actively explored. Sales operations shall be based on market demands, executed in coordination with production operations and attuned to profitability, in accordance with the principles of "production determined by sales" and "production driven by sales". Efforts in centralising procurement will continue with a view to both ensuring supplies and lowering purchasing costs.

   (3) Continuing reforms of corporate structures and mechanisms to energise the Company

   Efforts will continue to deepen reforms in corporate structure. Delegating management authority, enhancing fundamental structures and improving management efficiency will become our priorities in the first half of 2003. Reforms in labour and work allocation policies will assist the Company in achieving the results of structural reforms in production operations and technological advancement projects.

   (4) Major efforts in technological advancement and industry upgrade to uplift the

       Company's core competitiveness

   The Company's positioning and objectives for development shall be further refined to reflect persistence in the pursuit of intrinsic qualities. Efforts will be made to further increase the progress in technological advancement, product development and industry upgrades. Commercialisation is to be spearheaded by developments in information systems and propagating a corporate culture underpinned by the drive for excellence and management of details to enhance the Company's core competitiveness.

   (5) Strengthening management at basic levels to improve the Company's overall management standards

   The Company shall enhance corporate governance and rigorously enforce internal disciplines in the current call for fine-tuning and adjustments. Management at basic levels will be reinforced and on-site management will be strengthened. Emphasis will be put on adopting a systematic, regulated and standardised management to carry out supervision and day-to-day operations, in an effort to continuously enhance the Company's overall management standards.

   (6) Furthering specialisation-focused restructuring and optimisation of asset structure to increase the competitiveness of the Company's diversified operations and investment enterprises

   Objectives will be set for the Company's business development affiliates to achieve operational independence and financial accountability. Transitional periods will be shortened and major efforts will continue in restructuring and streamlining affiliate companies based on their business specialties with a view to improving their competitiveness in the market. Investment enterprises shall further optimise their asset structures in order to achieve further development, innovation and efficiency in their capital operations.

(2) Code of best practice

   The Company has fully complied with "The Code of Best Practice" set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended 31 December 2002.

(3) Purchase, sale and redemption of shares

   During 2002, no shares of the Company were purchased, sold or redeemed by the Company or its subsidiaries.

(4) Profit appropriation plan for 2002

    Net profit of the Company for the year ended 31 December 2002 amounted to RMB908,965,000 under PRC Accounting Rules and Regulations and RMB916,365,000 under IFRS. After two transfers, each amounting to 10% of the profit after tax, or RMB90,897,000, were made to the statutory surplus reserve and the statutory public welfare fund respectively, profit available for distribution to shareholders amounted to RMB727,171,000 (or RMB734,571,000 under IFRS). Together with RMB573,281,000 (or RMB644,478,000 under IFRS) brought forward from retained profits, profit available for distribution to shareholders was RMB1,300,452,000 (or RMB1,379,049,000 under IFRS). The 4th session of the Board of Directors of the Company held its 4th meeting on 26 March 2003 at which the Board of Directors proposed to declare a final dividend of RMB0.05 per share for year 2002.

IX. REPORT OF THE SUPERVISORY COMMITTEE

In 2002, the Supervisory Committee of the Company exercised its lawful powers and conscientiously performed its duties in accordance with the PRC Company Law, relevant PRC laws and regulations, and the Company's Articles of Association to ensure regulated operations of the Company and safeguard shareholders' lawful interests from any infringement.

During the reporting period, the Supervisory Committee monitored management's compliance with relevant PRC laws and regulations and their implementation of resolutions passed by the shareholders' and the Board of Directors. There were no reported cases of violations of PRC laws and regulations, the Articles of Association or management regulations or infringements upon the interests of the Company or shareholders by the Board of Directors, the General Manager's team or other senior management in the discharge of their duties.

The Supervisors have continued to conduct a monthly analysis of the Company's financial statements and have enhanced the contents and expanded the list of recipients of such analyses to enhance day-to-day supervision. In accordance with the requirements of the China Securities Regulatory Commission, steps have been taken to verify and enhance supervision of procedures in respect of provision for asset depreciation, applications of funds in major projects, fairness of prices in acquisition or disposal of assets, disposal of slow-moving items, asset impairment and loan guarantees furnished on behalf of subsidiaries and associated companies of the Company. Quality inspections of the physical operation of the Company's assets has continued to be carried out. Special investigations have been conducted in respect of the Company's accounts receivable, authorisation for open-account sales and implementation of the bills system. Shortcomings identified in the supervision and inspection process have been rectified in a timely manner.

In 2003, the Supervisory Committee shall continue to ensure the preservation of or growth in the Company's asset value and to safeguard shareholders' lawful interests from infringement through ongoing improvements in the corporate governance structure, strengthening regulation of proper use of assets, advancing financial budget management and continuous enhancement of the system of checks and balances.

X. MAJOR EVENTS

(1) Material litigation

   The Company was not involved in any material litigation or arbitration in 2002.

(2) Acquisitions and sale

   There was no significant acquisition or sale made by the Company in 2002.

(3) Trust financial management

   During 2002, no trust financial management was made by the Company.

(4) Major connected transactions

1. The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has confirmed that the conditional waivers (the "waivers") granted to the Company exempting it from compliance with certain ongoing disclosure and shareholders' approval requirements under the Listing Rules in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993, would remain valid upon completion of the reorganisation of China Petrochemical Corporation ("Sinopec"), the former substantial shareholder of the Company.

   Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the waivers will be carried out between the Company and Sinopec Corp, and their respective associates. The Stock Exchange has confirmed that these connected transactions will be covered by the waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

2. The Company together with Sinopec Corp. and BP Chemicals East China Investments Limited ("BP") established a joint venture company in November 2001. The purpose of the joint venture company is to construct a 900,000 tons per annum petrochemical manufacturing facility. The amount of the total investment of the joint venture shall be RMB22.45 billion, and the registered capital shall be approximately RMB7.49 billion of which the Company should contribute 20%, Sinopec Corp. shall contribute 30% and BP shall contribute 50%.

   Sinopec Corp. is the controlling shareholder of the Company and has beneficial interest of approximately 55.56% in the existing issued share capital of the Company. It is also the substantial shareholder of the joint venture company. Accordingly, under the Listing Rules, the Company's participation in the joint venture company constitutes a connected transaction of the Company. The above joint venture project was approved by the independent shareholders at the Company's 2001 Extraordinary General Meeting.

3. Connected parties transactions

Connected parties

                                         Amount due from            Amount due to
                                  Net movement   Balance   Net movement    Balance
                                       RMB'000   RMB'000        RMB'000    RMB'000
Sinopec Finance Company Limited        257,045   461,220        130,000    130,000

China International United                  --        --        149,571    423,279
Petroleum & Chemical Company
Ltd. (Unipec)

Sinopec Corp.                              754    50,852       (184,037)   114,158

Other fellow subsidiaries               96,561   100,783         35,686     55,195

Total                                  354,360   612,855        131,220    722,632

Pricing principles of the connected transactions

The Board of Directors of the Company believes that the above transactions were entered into in the normal course of business and are conducted on normal commercial terms or in accordance with the terms of the relevant agreements. Such transactions have been confirmed by the non-executive directors of the Company.

(5) Trust, sub-contract and leasing

During 2002, the Group did not enter into any trust, sub-contract or lease arrangements relating to its own assets or the assets of any other company.

(6) Auditors

KPMG Huazhen and KPMG were the Company's domestic and international auditors respectively in 2002.

A resolution for the reappointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company respectively, is to be proposed at the forthcoming 2002 Annual General Meeting of the Company.

The only fees paid by the Company to KPMG and KPMG Huazhen are their audit fees as stated below:

                                    KPMG Huazhen      KPMG
                                    (domestic)        (international)
        Audit fee for 2002          US$60,000         US$490,000
                                    (unpaid)          (unpaid)

        Audit fee for 2001          US$60,000         US$540,000
                                    (paid)            (paid)

        Travelling and accomodation Borne by the firm Borne by the firm expenses

(7) Material contracts

During 2002, the Company has no material contracts or contract for which the Company did not perform its obligations.

(8) Controlling shareholder

Sinopec Corp. is the controlling shareholder of the Company. It held 4 billion shares of the Company, representing 55.56% of the total share capital of the Company. It was established on 25 February 2000. The registered capital as at 31 December 2002 is RMB86.7 billion (2001: RMB86.7 billion). The authorized representative is Li Yizhong.

Sinopec Corp. is the largest company in Asia and China in terms of production, distribution and marketing of gasoline, diesel, coal and most of other major petroleum products. Sinopec Corp. is also the largest manufacturer and distributor of petrochemical products in China and the second largest explorer, developer and producer of crude oil and natural gas in China.

(9) Tax rate

The charge for PRC income tax is currently calculated at the rate of 15% (2001:
15%). The Company has not received any notice from the Ministry of Finance to the effect that the 15% tax rate will not continue to be applicable to the Company in 2003.

(10) Deposits

The Company did not have any designated deposit during 2002. As at 31 December 2002, the Company did not have any time deposit which could not be collected upon maturity.

(11) Guarantees

The outstanding guarantees issued by the Company as at 31 December 2002 were as below:

                                                                                            Guarantee
                                                                                                for a
Guaranteed        Date (Agreement Guarantee                                       Guarantee connected
entities            signing date)    amount Type of guarantee Guarantee period      expired     party
                                  (Rmb'000)
Shanghai Golden      20 June 1998    47,230 Bank Loan         20 June 1998--             No       Yes
Conti                                                         19 June 2003
Petrochemical
Company
Limited

Shanghai Golden  15 December 1998    48,000 Bank Loan         15 December 1998--         No       Yes
Conti                                                         14 December 2003
Petrochemical
Company
Limited

Shanghai Golden      6 March 2002    48,000 Bank Loan         6 March 2002--             No       Yes
Conti                                                          5 March 2003
Petrochemical
Company
Limited

Shanghai Golden  1 September 2002    31,200 Bank Loan         1 September 2002--         No       Yes
Conti                                                         30 August 2003
Petrochemical
Company
Limited

Shanghai Golden 30 September 2002    16,800 Bank Loan         30 September 2002--        No       Yes
Conti                                                         31 August 2003
Petrochemical
Company
Limited

Shanghai Golden 15 September 2002    20,160 Bank Loan         15 September 2002--        No       Yes
Conti                                                         14 September 2003
Petrochemical
Company
Limited


Shanghai Jinsen                        22 March 1999       40,000 Bank Loan 22 March 1999--  No      Yes
Hydrocarbon                                                                 21 March 2004
Resins Company
Limited

Shanghai Jinsen                          17 May 2002       14,600 Bank Loan 17 May 2002--    No      Yes
Hydrocarbon                                                                 16 May 2003
Resins Company
Limited

Others                                                     79,442 Bank Loan 16 August 1995-- No      Yes
                                                                            18 December 2003

Amount signed in 2002 (Rmb'000)                                                                  130,760

Guarantee amount (Rmb'000)                                                                       345,432

Including: Balance of connected guarantee amount (Rmb'000)                                       345,432

(12) Disclosure

Save as disclosed above, in relation to major events, or discloseable matters referred to in Article 62 of the Securities Law of the PRC, Article 60 of the Provisional Regulations on the Administration of the Issue and Trading of Shares of the PRC and Article 17 of the Implementing Rules on the Disclosure of Information by Publicly Listed Companies (Trial Implementation), there was no major event or discloseable matter of the Group during the year under review.

(13) Shareholders' commitment

Neither the Company nor any shareholder with a shareholding above 5% of the total shares in issue has disclosed in the designated newspapers or websites any commitment with any party.

(14) During 2002, the Board and the Directors had not been investigated, administratively punished and publicly criticized by the China Securities Regulatory Commission or publicly reprimanded by Shanghai Stock Exchange.

XI. Financial Report

(1) Audit opinion

The Company's and the Group's financial statements prepared under PRC Accounting Rules and Regulations have been audited by Luo Zheng and Jin Naiwen of KPMG Huazhen and an audit report with an unqualified audit opinion was issued. Also, the consolidated financial statements of the Group prepared under IFRS have been audited by KPMG and an audit report with an unqualified audit opinion was issued.

(2) Financial statements prepared under PRC Accounting Rules and Regulations

Balance sheets

                                            As at 31 December
                                        2002        2001        2002        2001
                                   The Group   The Group The Company The Company
                                     RMB'000     RMB'000     RMB'000     RMB'000
Assets

Current assets

Cash at bank and in hand           1,744,626   1,487,493   1,227,275   1,008,364

Bills receivable                     543,670     351,376     534,839     287,791

Trade debtors                        518,887     566,220     506,049     521,566

Other debtors                        557,736     907,095     433,623     666,422

Advance payments                     307,282     163,836     237,240     112,675

Inventories                        3,273,471   2,753,210   2,869,179   2,257,065

Total current assets             6,945,672    6,229,230    5,808,205    4,853,883

Long-term investments

Long-term equity investments     1,778,132    1,527,096    2,920,199    2,529,214

Fixed assets

Fixed assets at cost            29,855,506   24,364,455   26,559,764   21,367,093

Less: Accumulated depreciation (12,991,225) (11,672,092) (11,642,798) (10,647,225)

Fixed assets net book value     16,864,281   12,692,363   14,916,966   10,719,868

Construction materials              19,667       36,106       19,667       36,106

Construction in progress           890,051    4,276,591      847,121    4,238,739

Total fixed assets              17,773,999   17,005,060   15,783,754   14,994,713

Intangible assets                   49,311           --       49,311           --

Deferred tax assets                 15,171        8,796       15,171        8,796

Total assets                    26,562,285   24,770,182   24,576,640   22,386,606

Liabilities and shareholders'
equity

Current liabilities

Short-term loans                 3,224,726    3,029,500    2,830,045    2,643,000

Bills payable                      804,838    1,298,941      804,497    1,298,785

Trade creditors                  1,176,851      760,703    1,028,179      594,351

 Receipts in advance                   208,168    176,492    126,602    89,309

 Wages payable                          54,724     38,926     46,868    20,638

 Staff welfare payable                  70,047     78,479     31,980    41,417

 Dividend payable                      360,000         --    360,000        --

 Taxes payable                         253,653     89,779    245,696    86,319

 Other creditors                         9,968      7,052      8,418     5,346

 Other payables                        472,737    743,516    427,468   549,513

 Accrued expenses                       12,275      7,108      8,239     2,954

 Current portion of long-term loans    777,589  1,076,541    393,386   731,502

 Total current liabilities           7,425,576  7,307,037  6,311,378 6,063,134

 Long-term liabilities

 Long-term loans                     4,590,891  3,463,747  4,143,802 2,750,977

 Other long-term liabilities            57,587     69,105         --        --

 Total long-term liabilities         4,648,478  3,532,852  4,143,802 2,750,977

 Total liabilities                  12,074,054 10,839,889 10,455,180 8,814,111

 Minority interests                    366,771    357,798         --        --

 Shareholders' equity

 Share capital                       7,200,000  7,200,000  7,200,000 7,200,000

Capital reserves                     2,856,278  2,856,278  2,856,278  2,856,278

Surplus reserves                     3,124,730  2,942,936  3,124,730  2,942,936

of which:

Statutory public welfare fund          840,019    749,122    840,019    749,122

Undistributed profits                  940,452    573,281    940,452    573,281

Total shareholders' equity          14,121,460 13,572,495 14,121,460 13,572,495

Total liabilities and shareholders' 26,562,285 24,770,182 24,576,640 22,386,606 equity

Income statements and profit appropriation statements

                                              For the years ended 31 December
                                            2002         2001         2002         2001
                                       The Group    The Group  The Company  The Company
                                         RMB'000      RMB'000      RMB'000      RMB'000

Income from principal operations     22,322,896   20,197,396   20,749,136   18,263,053

Less: Cost of sales                 (18,743,107) (17,841,620) (17,732,686) (16,283,409)

      Business taxes and surcharges    (599,927)    (579,630)    (570,037)    (555,960)

Profit from principal operations      2,979,862    1,776,146    2,446,413    1,423,684

Add: Profit from other operations        74,082       66,939       58,891       53,871

Less: Selling expenses                 (421,208)    (349,392)    (279,817)    (257,583)

   Administrative expenses                                       (1,128,816) (975,250)  (898,843) (802,049)

   Financial expenses                                              (407,403) (280,046)  (364,796) (247,453)

Income from operations                                            1,096,517   238,397    961,848   170,470

Add: Investment income                                               58,368    13,953    115,087    60,156

     Non-operating income                                            22,740    45,052      1,168    10,738

Less: Non-operating expenses                                       (141,387) (203,893)  (116,335) (183,559)

Total profit                                                      1,036,238    93,509    961,768    57,805

Income tax                                                          (83,094)    6,687    (52,803)   13,799

Minority interests                                                  (44,179)  (28,592)        --        --

Net Profit                                                          908,965    71,604    908,965    71,604

Add: Undistributed profits at the                                   573,281   832,144    573,281   832,144
     beginning of year as previously
     reported

Less: Write-off of Housing                                               --  (316,147)        --  (316,147)
     Revolving Fund

Undistributed profits at the beginning of the year (as restated)    573,281   515,997    573,281   515,997

Distributable profits                                             1,482,246   587,601  1,482,246   587,601

Less: Transfer to statutory surplus                                 (90,897)   (7,160)   (90,897)   (7,160)
      reserve

      Transfer to statutory public                                  (90,897)   (7,160)   (90,897)   (7,160)
      welfare fund


   Distributable profits to            1,300,452  573,281 1,300,452  573,281
   shareholders

   Less: Appropriated ordinary          (360,000)      --  (360,000)      --
         dividend

   Undistributed profits at the end of   940,452  573,281   940,452  573,281
   year

Cash flow statements

                                                     Note   For the year ended 31
                                                                December 2002

                                                             The Group  The Company
                                                              RMB'000      RMB'000
Cash flows from operating activities:

Cash received from sale of goods and rendering of          23,555,044   21,089,102
services

Refund of taxes and levies                                  4,389,494    3,478,576

Other cash received relating to operating activities           13,091        1,547

Sub-total of cash inflows                                  27,957,629   24,569,225

Cash paid for goods and services                          (19,232,326) (17,907,795)

Cash paid to and on behalf of employees                    (1,343,482)    (903,383)

Taxes paid                                                 (4,992,115)  (4,024,431)

 Other cash paid relating to operating activities         (67,132)     (54,068)

 Sub-total of cash outflows                           (25,635,055) (22,889,677)

 Net cash flows from operating activities         (a)   2,322,574    1,679,548

 Cash flows from investing activities:

 Cash received from disposal of investments                83,331       20,815

 Cash received from investment income                      47,635       63,685

 Cash received from disposal of fixed assets and           23,764       57,746
 other long-term assets

 Other cash received relating to investing activities      25,323       17,381

 Sub-total of cash inflows                                180,053      159,627

 Cash paid for acquisition of fixed assets and other   (2,404,293)  (2,058,926)
 long-term assets

 Cash paid for purchase of investments                   (269,430)    (231,639)

 Other cash paid relating to investing activities         (84,095)     (26,095)

 Sub-total of cash outflows                            (2,757,818)  (2,316,660)

 Net cash flows from investing activities              (2,577,765)  (2,157,033)

 Cash flows from financing activities:

 Proceeds from borrowings                               7,575,168    6,765,887

 Sub-total of cash inflows                              7,575,168    6,765,887

 Repayment of borrowings                               (6,551,874)  (5,603,325)


Cash paid for dividends, profit distribution and           (559,460)   (476,656)
interests

Sub-total of cash outflows                               (7,111,334) (6,079,981)

Net cash flows from financing activities                    463,834     685,906

Effect of foreign exchange rate changes                       5,210       5,210

Net increase in cash and cash equivalents            (b)    213,853     213,631

(a) Reconciliation of net profit to cash flows from operating activities

                                                            2002           2002
                                                       The Group    The Company
                                                         RMB'000        RMB'000

Net profit                                               908,965        908,965

Minority interests                                        44,179             --

Depreciation                                           1,618,336      1,424,076

Loss on disposal of fixed assets and other long-term      85,134         64,880
assets

Financial expenses                                       403,479        367,648

Investment income                                        (58,368)      (115,087)

Increase in inventories                                 (520,261)      (612,114)

Increase in operating receivables                        (15,369)      (112,954)


         Decrease in operating payables            (143,521)  (245,866)

         Net cash flows from operating activities 2,322,574  1,679,548

(b) Increase in cash and cash equivalents

                                                            2002         2002
                                                       The Group  The Company
                                                         RMB'000      RMB'000

  Cash at the end of the year                          1,627,551    1,168,200

  Less: Cash at the beginning of the year             (1,414,567)    (955,438)

  Add: Cash equivalents at the end of the year            32,980       32,980

  Less: Cash equivalents at the beginning of the year    (32,111)     (32,111)

  Net increase in cash and cash equivalents              213,853      213,631

(3) Financial statements prepared under IFRS

                                                For the years ended 31 December
                                    Note            2002                   2001
                                                 RMB'000                RMB'000

Turnover                                      22,322,896             20,197,396

Less: Business taxes and surcharges             (599,927)              (579,630)

Net sales                                     21,722,969             19,617,766

     Cost of sales                               (19,853,928) (18,803,044)

     Gross profit                                  1,869,041      814,722

     Selling and administrative expenses            (421,208)    (363,218)

     Other operating income                          136,631      160,022

     Other operating expenses

     --  Employee reduction expenses                      --     (171,033)

     --  Others                                     (154,835)     (46,308)

     Total other operating expenses                 (154,835)    (217,341)

     Profit from operations                        1,429,629      394,185

     Share of profits/(losses) of associates          16,065      (20,630)

     Net financing costs                            (400,656)    (227,758)

     Profit before tax                       1     1,045,038      145,797

     Taxation                                2       (84,494)      (1,156)

     Profit after tax                                960,544      144,641

     Minority interests                              (44,179)     (28,592)

     Profit attributable to shareholders             916,365      116,049

     Basic earnings per share                3      RMB0.127     RMB0.016

     Dividend attributable to the year       4       360,000           --

Notes to the financial statements

1. Profit before tax

Profit before tax is arrived at after charging:

                                                             2002        2001
                                                          RMB'000     RMB'000
  Cost of inventories                                  19,853,928  18,803,044

  Depreciation                                          1,585,823   1,359,642

  Loss on disposal of property, plant and equipment        85,134      15,444

  Interest on bank loans and advances                     523,500     445,469

  Less: Amount capitalised as construction in progress   (101,753)   (167,376)

  Interest expenses, net                                  421,747     278,093

2. Taxation

The charge for PRC income tax is calculated at the rate of 15% (2001: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry on business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2003. As such, it is possible that the Company's tax rate will increase in 2003.

3. Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 916,365,000 (2001: RMB 116,049,000) and 7,200,000,000
(2001: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

4. Dividend

(a) Dividend attributable to the year

                                                            The Group and the Company
                                                               2002         2001
                                                            RMB'000      RMB'000
    Final dividend proposed after the balance sheet date of 360,000           --
    RMB0.05 per share (2001: RMB Nil per share)

Pursuant to a resolution passed at the directors' meeting on 26 March 2003, a final dividend of RMB0.05 per share totalling RMB 360,000,000 (2001: RMB Nil) was proposed for shareholders' approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividend attributable to the previous financial year, approved and paid during the year

                                                          The Group and the Company
                                                             2002         2001
                                                          RMB'000      RMB'000
      Final dividend in respect of the previous financial      --      432,000
      year, approved and paid during the year, of RMB Nil
      per share (2001: RMB 0.06 per share)

5. Movement in reserves

For the year ended 31 December 2002, the balance of reserves of the Group increased from RMB13,063,831,000 at the beginning of the year to RMB13,980,196,000 at the year end. In particular, the balance of share premium amounted to RMB2,420,841,000, which remains unchanged as compared to the beginning of the year; the increase in the statutory surplus reserve from RMB831,211,000 at the beginning of the year to RMB922,108,000 at the year end was due to the transfer of RMB90,897,000 from profit attributable to shareholders in 2002; the increase in statutory public welfare fund from RMB749,122,000 at the beginning of the year to RMB840,019,000 at the year end was due to the transfer of RMB90,897,000 from profit attributable to shareholders in 2002; the balance of general surplus reserve amounted to RMB82,089,000, which remains unchanged as compared to the beginning of the year;

discretionary surplus reserve was RMB1,280,514,000, which remains unchanged as compared to the beginning of the year since no transfer of discretionary surplus reserve took place during the year; the balance of capital reserve fund amounted to RMB4,180,000, which remains unchanged as compared to the beginning of the year.

6. Segment reporting

Reportable information on the Group's operating segments is as follows:

  Turnover

                                                         2002              2001
                                                      RMB'000           RMB'000
Manufactured products

Synthetic fibres

-- external sales                                   3,396,652         3,233,010

-- intersegment sales                                      --             1,358

Total                                               3,396,652         3,234,368


Resins and plastics

-- external sales                                   6,479,166         5,666,218

-- intersegment sales                                  24,948            26,941

Total                                               6,504,114         5,693,159


           Intermediate petrochemicals

           -- external sales                   2,575,668   2,123,670

           -- intersegment sales               5,655,309   4,584,642

           Total                               8,230,977   6,708,312


           Petroleum products

           -- external sales                   8,482,497   8,225,905

           -- intersegment sales                 603,473     544,370

           Total                               9,085,970   8,770,275


           All others

           -- external sales                   1,388,913     948,593

           -- intersegment sales               3,190,159   1,346,082

           Total                               4,579,072   2,294,675

           Eliminations of intersegment sales (9,473,889) (6,503,393)

           Consolidated turnover              22,322,896  20,197,396

External sales include sales to Sinopec Corp group companies.

Profit before tax

                                                     2002      2001
                                                  RMB'000   RMB'000

           Profit from operations

           Synthetic fibres                       113,095     7,049

           Resins and plastics                    438,030   173,193

           Intermediate petrochemicals            287,660    51,009

           Petroleum products                     403,903   100,543

           All others                             186,941    62,391

           Consolidated profit from operations  1,429,629   394,185

           Share of profit/(loss) of associates

           All others                              16,065   (20,630)

           Net financing costs

           All others                            (400,656) (227,758)

           Consolidated profit before tax       1,045,038   145,797

(4) Differences between financial statements prepared under IFRS and PRC Accounting Rules and Regulations

The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group's net profit and shareholders' equity prepared under IFRS and PRC Accounting Rules and Regulations is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial statements prepared in accordance with IFRS and PRC Accounting Rules and Regulations. The major differences are:

(i) Capitalisation of general borrowing costs

Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii) Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii) Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv) Revaluation of land use rights

Effective from 1 January 2002, land use rights are carried at historical cost less amortisation under IFRS. Accordingly, the surplus on the revaluation of land use rights was reversed to shareholders' equity. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

(v) Pre-operating expenditure

Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

(vi) Dividend

Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IFRS, dividends are recognised as a liability at its declaration date.

Effects on the Group's net profit and shareholders' equity of significant differences between IFRS and PRC Accounting Rules and Regulations are summarised below:

                                                                     Years ended 31 December
                                                              Note       2002           2001
                                                                      RMB'000        RMB'000

Net profit under PRC

Accounting Rules and Regulations                                      908,965         71,604

Adjustments:

Capitalisation of borrowing costs, net of depreciation effect   (i)     5,833         52,288

Reversal of depreciation on government grants                 (iii)    15,411             --

Amortisation of revaluation of land use rights                 (iv)     3,498             --

Write off of pre-operating expenditure                          (v)   (15,942)            --

Tax effects of the above adjustments                                   (1,400)        (7,843)

Net profit under IFRS*                                                916,365        116,049


                                                                        As at 31 December
                                                              Note       2002           2001

                                                        RMB'000        RMB'000

Shareholders' equity under PRC Accounting            14,121,460     13,572,495
Rules and Regulations

Adjustments:

Capitalisation of borrowing costs           (i)          58,121         52,288

Valuation surplus                          (ii)         (44,887)       (44,887)

Government grants                         (iii)        (370,959)      (386,370)

Revaluation of land use rights             (iv)        (139,857)      (143,355)

Write off of pre-operating expenditure      (v)         (15,942)            --

Dividend                                   (vi)         360,000             --

Tax effects of the above adjustments                     12,260         13,660

Shareholders' equity under IFRS*                     13,980,196     13,063,831

* The above figures are extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(5) Supplementary Information for North American Shareholders

The Group's accounting policies conform with IFRS which differ in certain significant respects from U.S. GAAP. Differences which have a significant effect on net profit and shareholders' equity are set out below.

Notes:

(a) Foreign exchange gains and losses

Foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended 31 December 2001 and 2002, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2001 and 2002, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

(b) Capitalisation of property, plant and equipment

In years prior of those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the years presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. Accordingly, the U.S. GAAP adjustments for 2001 and 2002 represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment

In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company's financial statements. Additional depreciation charges have been taken in the years ended 31 December 2001 and 2002 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders' equity.

Under IFRS, effective 1 January 2002, land use rights, which were previously carried at revalued amount, are carried at historical cost base. The effect of this change resulted in a decrease of shareholders' equity of RMB121,852,000 as of 1 January 2002. This change under IFRS eliminated the U.S. GAAP difference relating to the valuation of land use rights.

(d) Capitalised interest on investment in associates

Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(e) Goodwill and negative goodwill amortisation

Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Group performed an assessment of whether there is an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill, to those reporting units as of the date of adoption. The Group's reporting units are consistent with the Group's operating segments identified in Note 31 to the annual financial statements prepared under IFRS. Based on a comparison between the fair value and carrying amount of the reporting units that the goodwill was assigned to, no indication exists that the goodwill was impaired and accordingly no transitional impairment losses were recorded at the date of adoption. In addition, under U.S. GAAP, negative goodwill of RMB19,828,000 that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

(f) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders under U.S. GAAP of RMB1,124,623,000 (2001: RMB 300,130,000) and the number of shares in issue during the year of 7,200,000,000 (2001:
7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

(g) United States dollar equivalents

For the convenience of the reader, amounts in Renminbi ("RMB") have been translated into United States dollars at the rate of US$1.000 = RMB 8.2773 being the average of the buying and selling rates quoted by the People's Bank of China on 31 December 2002. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

Effects on the profit attributable to shareholders and on shareholders' equity of significant differences between IFRS and U.S. GAAP are summarised below:

                        Note      For the years ended 31 December
                                  2002         2002        2001
                               US$'000      RMB'000     RMB'000


 Net profit under IFRS                           110,708    916,365   116,049

 U.S. GAAP adjustments:

 Foreign exchange gains and losses          (a)    4,476     37,054    37,054

 Capitalisation of property, plant and      (b)    2,622     21,703    21,703
 equipment

 Depreciation charge on revalued property,  (c)   15,705    129,995   133,491
 plant and equipment

 Capitalised interest on investment in      (d)    2,538     20,996    24,318
 associates

 Goodwill and negative goodwill amortisation(e)    1,225     10,144        --

 Cumulative effect of adopting SFAS No. 142 (e)    2,395     19,828        --

 Tax effect of the above adjustments              (3,801)   (31,462)  (32,485)

 Net profit under U.S. GAAP                      135,868  1,124,623   300,130

 Basic earnings per share under U.S. GAAP   (f) US$0.019   RMB0.156  RMB0.042

 Basic earnings per ADS under U.S. GAAP     (f) US$1.887  RMB15.620  RMB4.168

In accordance with SFAS No. 142's disclosure requirements, a reconciliation of reported net profit under U.S. GAAP to adjusted net income under U.S. GAAP is presented below.

                                                For the years ended 31 December
                                                       2002      2002      2001
                                                    US$'000   RMB'000   RMB'000

Reported net profit under U.S. GAAP                 135,868 1,124,623   300,130


 Add: Goodwill amortisation                              --        --   13,448

 Less: Amortisation of negative goodwill                 --        --   (3,304)

 Adjusted net profit under U.S. GAAP                135,868 1,124,623  310,274

 Adjusted basic earnings per share under U.S. GAAP US$0.019  RMB0.156 RMB0.043

 Adjusted basic earnings per ADS under U.S. GAAP   US$1.887 RMB15.620 RMB4.309

 Adjusted net profit before cumulative effect of    133,473 1,104,795  310,274
 change in accounting principle under U.S. GAAP

The effect on shareholders' equity of significant differences between IFRS and U.S. GAAP is as follows:

                                       Note         As at 31 December
                                                 2002        2002        2001
                                              US$'000     RMB'000     RMB'000

 Shareholders' equity under IFRS, as                               13,185,683
 previously reported

 Adjustment to land use rights          (c)                          (121,852)

 Shareholders' equity under IFRS, as        1,688,980  13,980,196  13,063,831
 reclassified

 U.S. GAAP adjustments:

 Foreign exchange gains and losses      (a)    (4,775)    (39,527)    (76,581)

 Capitalisation of property, plant and  (b)    (5,244)    (43,410)    (65,113)
 equipment


  Revaluation of property, plant and   (c)   (39,084)   (323,511)   (453,506)
  equipment

  Capitalised interest on investment in(d)     5,474      45,314      24,318
  associates

  Goodwill and negative goodwill       (e)     3,621      29,972          --

  Tax effect of the above adjustments          6,544      54,171      85,633

  Shareholders' equity under U.S. GAAP     1,655,516  13,703,205  12,578,582

The "Tax effect of the above adjustments" as of 31 December 2001 and 2002 and for the years then ended is based on the 15% tax rate applicable to the Company through 2002. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2003. As such, it is possible that the Company's tax rate will increase in 2003.

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on both the Stock Exchange's website and the Company's website.

                                                          By order of the Board
                                                                      Lu Yiping
                                                                       Chairman
                                                        Shanghai, 26 March 2003

                                [Company logo]

                 SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

                             [GRAPHIC APPEARS HERE]

                               2002 ANNUAL REPORT

CONTENTS

                 3     Company Profile
                 4     Financial Highlights
                 9     Principal Products
                 11    Chairman's Statement
                 15    Business Review
                 23    Management's Discussion and Analysis
                 33    Report of the Directors
                 52    Report of the Supervisory Committee
                 54    Directors, Supervisors and Senior Management

                 60    Report of the International Auditors
                 61    (A)      Financial Statements prepared under
                                 International Financial Reporting Standards
                 61    Consolidated Income Statement
                 62    Consolidated Balance Sheet
                 64    Balance Sheet
                 66    Consolidated Cash Flow Statement
                 67    Notes to the Consolidated Cash Flow Statement
                 68    Consolidated Statement of Changes in Shareholders' Equity
                 69    Notes to the Financial Statements

                 107   Report of the PRC Auditors
                 108   (B)      Financial Statements prepared under
                                 PRC Accounting Rules and Regulations
                 108   Consolidated Balance Sheet
                 110   Balance Sheet
                 112   Consolidated Income Statement and
                        Profit Appropriation Statement
                 113   Income Statement and Profit
                        Appropriation Statement
                 114   Consolidated Cash Flow Statement
                 116   Notes to the Consolidated Cash Flow Statement
                 117   Cash Flow Statement
                 119   Notes to the Cash Flow Statement
                 120   Notes to the Financial Statements

                 159   (C)      Differences between Financial Statements
                                 prepared under International Financial
                                 Reporting Standards and PRC Accounting Rules and Regulations

                 161   (D)      Supplementary Information for North
                                 American Shareholders

                 167   Corporate Information

IMPORTANT:

The Board of Directors and its Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Mr. Zhang Zhiliang, Mr. Zhang Baojian and Mr. Huang Jian, Directors of the Company, could not attend the fourth meeting of the fourth session of the Board, for reason of official duties, Mr. Zhang Zhiliang and Mr. Zhang Baojian authorised Mr Lu Yiping, and Mr. Huang Jian, authorised Mr. Zhang Honglin to vote on their behalf, in respect of the resolutions put forward in the meeting of the Board.

Mr. Lu Yiping, Chairman and President of the Company, Mr. Rong Guangdao, Director and Vice President of the Company and Mr. Han Zhihao, Chief Financial Officer of the Company hereby warrant the authenticity and completeness of the financial statements contained in this Annual Report.

COMPANY PROFILE

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical enterprises in the People's Republic of China (the "PRC") based on 2002 sales. It is also one of the largest PRC producers of ethylene, one of the most important intermediate petrochemical products used in the production of synthetic fibres, resins and plastics. With the exception of petroleum products, the Company is a major competitor in every sector of the PRC market in which it competes.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products in the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company's rapid development is supported by the ever-increasing demand in the PRC for downstream petrochemical products. Relying on the competitive advantage from its vertical integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company organised under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the New York Stock Exchange.

Since the listing of its shares, the Company has been making efforts to improve and enhance its operation and management efficiency with an aim to become a world-class petrochemical corporation.

[GRAPHIC APPEARS HERE]

FINANCIAL HIGHLIGHTS
(Prepared under International Financial Reporting Standards)

Expressed in RMB millions         1998         1999         2000         2001         2002
------------------------------------------------------------------------------------------
Year ended 31 December:
  Net sales                   10,708.5     14,036.6     20,728.6     19,617.8     21,723.0
------------------------------------------------------------------------------------------
  Profit before tax              252.8        720.8      1,080.6        145.8      1,045.0
------------------------------------------------------------------------------------------
  Profit after tax               194.0        624.7        879.8        144.6        960.5
------------------------------------------------------------------------------------------
  Profit attributable to
   shareholders                  237.1        605.7        856.5        116.0        916.4
------------------------------------------------------------------------------------------
  Earnings per share         RMB 0.033    RMB 0.084    RMB 0.119    RMB 0.016    RMB 0.127
------------------------------------------------------------------------------------------
At 31 December:
  Shareholders' equity        12,615.4     13,005.1     13,501.6     13,063.8     13,980.2
------------------------------------------------------------------------------------------
  Total assets                22,248.7     21,947.2     21,701.3     24,325.6     26,085.9
------------------------------------------------------------------------------------------
  Total liabilities            9,595.7      9,035.1      7,919.4     10,904.0     11,739.0

     NET SALES
     (RMB millions)

        1998    10,708.5
        1999    14,036.6
        2000    20,728.6
        2001    19,617.8
        2002    21,723.0

FINANCIAL HIGHLIGHTS
(Prepared under PRC Accounting Rules and Regulations)

1.      MAJOR BUSINESS DATA FOR THE YEAR 2002

ITEMS                                                                   RMB'000
-------------------------------------------------------------------------------
Profit from principal operations                                      2,979,862
Other operating income                                                   74,082
Operating profit                                                      1,096,517
Investment income                                                        58,368
Non-operating expenses, net                                            (118,647)
Total profit                                                          1,036,238
Net profit                                                              908,965
Net profit before non-operating profits/losses                        1,009,815
Net cash flows from operating activities                              2,322,574
Net Increase in cash and cash equivalents                               213,853

Net profit before non-operating profits/losses reflects net profit of RMB908,965,000 adjusted for non-operating income of RMB22,740,000 and non-operating expenses of RMB141,387,000, and an adjustment of RMB17,797,000 of reduction in taxation for the above items.

2.      FINANCIAL INDICATORS

                                                          FOR THE YEARS ENDED 31 DECEMBER
FINANCIAL INDICATOR                                        2002           2001           2000
---------------------------------------------------------------------------------------------
(1) Income from principal operations (RMB'000)       22,322,896     20,197,396     21,277,268
(2) Net profit (RMB'000)                                908,965         71,604        903,932
(3) Earnings per share (RMB)                              0.126          0.010          0.126
(4) Fully diluted return on net assets (%)                 6.44           0.53           6.54
(5) Weighted average return on net assets (%)              6.56           0.53           6.75
(6) Net cash flow per share from
     operating activities (RMB)                           0.323          0.394          0.409

[GRAPHIC APPEARS HERE]

(Prepared under PRC Accounting Rules and Regulations)

                                                                 AS AT 31 DECEMBER
FINANCIAL INDICATOR                                        2002           2001           2000
---------------------------------------------------------------------------------------------
(8)  Total assets (RMB'000)                          26,562,285     24,770,182     22,099,657
(9)  Shareholders' equity (RMB'000)                  14,121,460     13,572,495     13,817,038
(10) Net asset value per share (RMB)                      1.961          1.885          1.919
(11) Adjusted net asset value per share (RMB)             1.946          1.867          1.855

Note:

a. The above indicators were derived from the data included in the audited accounts for 2000, 2001 and 2002. The total number of shares in issue as at 31 December 2000, 2001 and 2002 was 7,200,000,000.

3.      CHANGES IN SHAREHOLDERS' EQUITY

                                                                             (OF WHICH:
                                   SHARE       CAPITAL       SURPLUS   STATUTORY PUBLIC      RETAINED
DESCRIPTION                      CAPITAL       RESERVE       RESERVE      WELFARE FUND)      EARNINGS          TOTAL
--------------------------------------------------------------------------------------------------------------------
                                 RMB'000       RMB'000       RMB'000            RMB'000       RMB'000        RMB'000
At beginning of the year       7,200,000     2,856,278     2,942,936            749,122       573,281     13,572,495
Increase during the year               -             -       181,794             90,897       908,965      1,090,759
Decrease during the year               -             -             -                  -      (541,794)      (541,794)
--------------------------------------------------------------------------------------------------------------------
At end of the year             7,200,000     2,856,278     3,124,730            840,019       940,452     14,121,460

Note:

        (i) The statutory public welfare fund is included in the surplus reserve.

        (ii) In 2002, the Company recorded a consolidated net profit of RMB908,965,000, out of which RMB90,897,000 each was transferred to each of the statutory surplus reserve and statutory public welfare fund, respectively.

        (iii) A final dividend of RMB0.05 per share totalling RMB360,000,000 was proposed for the year 2002.

[GRAPHIC APPEARS HERE]

4. RETURN ON NET ASSETS AND EARNINGS PER SHARE PREPARED IN COMPLIANCE WITH THE "REGULATION ON THE PREPARATION OF INFORMATION DISCLOSURES BY COMPANIES PUBLICLY ISSUING SECURITIES, NO. 9" ISSUED BY THE CHINA SECURITIES REGULATORY COMMISSION:

                                                      RETURN ON NET     EARNINGS PER SHARE
                                                         ASSETS
                                                     FULLY   WEIGHTED     FULLY   WEIGHTED
                                                   DILUTED    AVERAGE   DILUTED    AVERAGE
 PROFIT FOR THE REPORTING PERIOD                       (%)        (%)       RMB        RMB
------------------------------------------------------------------------------------------
Profit from principal operations                     21.10      21.52     0.414      0.414
Operating profit                                      7.76       7.92     0.152      0.152
Net profit                                            6.44       6.56     0.126      0.126
Net profit before non-operating profits/losses        7.15       7.29     0.140      0.140

Fully diluted return on net assets = profit for the reporting period/net assets at the end of the period x 100%
Weighted average return on net assets = profit for the reporting period/((net assets at the beginning of the period + net assets at the end of the period)/2) x 100%
Fully diluted earnings per share = profit for the reporting period/number of shares issued at the end of the period
Weighted average earnings per share = profit for the reporting period/((number of shares issued at the beginning of the period + number of shares issued at the end of the period)/2)

5.      CONSOLIDATED STATEMENT OF PROVISIONS OF ASSETS

        Year ended 31 December 2002

                                                          As at       Increase      Write-off               As at
                                                 1 January 2002   for the year   for the year    31 December 2002
                                                        RMB'000        RMB'000        RMB'000             RMB'000
-----------------------------------------------------------------------------------------------------------------
(1) Total provision for bad debts                        37,479         36,556         (7,454)             66,581
     of which: Trade debtors                             33,752         17,041         (7,454)             43,339
               Other debtors                              3,727         19,515              -              23,242
-----------------------------------------------------------------------------------------------------------------
(2) Total provision for diminution in                    23,311          9,814         (6,453)             26,672
     inventories
     of which: Finished goods                             8,612          4,668         (4,232)              9,048
               Spare parts and consumables               14,699          5,146         (2,221)             17,624
-----------------------------------------------------------------------------------------------------------------
(3) Total provision for impairment losses
     of long-term investments                             4,768          8,998         (4,108)              9,658
     of which: Long-term equity investments               4,768          8,998         (4,108)              9,658
-----------------------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

6.      CHANGES IN THE FINANCIAL STATEMENTS OF THE GROUP
        (Details of reporting items with annual changes of 30% or more, and occupying 5% or more of total assets for the reporting periods or 10% or more of net profits reported of the Company, together with reasons for the change)

                                      AS AT 31        As at 31
                                 DECEMBER 2002   December 2001   Change
Item                                   RMB'000         RMB'000        %               Reason for change
-------------------------------------------------------------------------------------------------------
Fixed assets net book value         16,864,281      12,692,363       33%   Capital expenditure on phase
                                                                                  IV and other projects
                                                                                 completed and put into
                                                                                      operation in 2002

Long-term loan                       4,590,891       3,463,747       33%        Details in Management's
                                                                                Discussion and Analysis
-------------------------------------------------------------------------------------------------------

                                 YEAR ENDED 31    Year ended 31
                                 DECEMBER 2002    December 2001     Change
Item                                   RMB'000          RMB'000          %            Reason for change
-------------------------------------------------------------------------------------------------------
Profit from principal operations     2,979,862        1,776,146        68%    Details see Management's
                                                                               Discussion and Analysis

Financial expenses                    (407,403)        (280,046)       45%    Details see Management's
                                                                               Discussion and Analysis

Income from operations               1,096,517          238,397       360%    Details see Management's
                                                                               Discussion and Analysis
-------------------------------------------------------------------------------------------------------

7. For differences between financial statements prepared under International Financial Reporting Standards ("IFRS") and PRC Accounting Rules and Regulations, please refer to Section C of these financial statements.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

PRINCIPAL PRODUCTS

The Group produces over 60 different types of products including a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. As a result of the Group's high degree of integration, many of the petroleum products and intermediate petrochemical products produced by the Group are used primarily in the production of the Group's downstream products.

The following table sets forth 2002 net sales of the Group's major products as a percentage of total net sales and their typical uses.

MAJOR PRODUCTS SOLD         % OF 2002
BY THE COMPANY              NET SALES    TYPICAL USES
-------------------------------------------------------------------------------------------
MANUFACTURED PRODUCTS
SYNTHETIC FIBRES
  Polyester staple               2.57    Textiles and apparel
  Polyester filament-POY         0.35    Low stretch yarn and DTY and textiles
  Acrylic staple                 7.28    Cotton type fabrics wool type fabrics,
                                          and acrylic top
  Acrylic top                    2.97    High bulk hand knitting yarn, blankets and fabrics
  PVA fibre                         -    Industrial products such as canvas,
                                          jeans fabric, nautical rope and fishing nets
  PP fibre                       0.51    Industrial unwoven fabrics, textiles
                                          and apparel
  Others                         1.85
-------------------------------------------------------------------------------------------
    Subtotal:                   15.53

RESINS AND PLASTICS
  Polyester chips                7.96    Polyester fibres, films and containers
  LDPE pellets                  10.12    Films, ground sheeting, wire and cable
                                          compound and other injection moulding
                                          products such as housewares and toys
  LDPE film                      0.84    Agricultural greenhouse materials and
                                          packing materials for consumer
                                          products
  PP pellets                     8.26    Extruded films or sheets, injection
                                          moulding products such as housewares,
                                          toys and household electrical
                                          appliances and automobile parts
  PVA                            1.96    PVA fibres, building coating
                                          materials and textile starch

  Others                         0.51
-------------------------------------------------------------------------------------------
Subtotal:                       29.65

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

        Synthetic Fibres                        15.53%
        Resins and Plastics                     29.65%
        Intermediate Petrochmeical Products     11.76%
        Petroleum Products                      36.79%
        Trading and others                       6.27%

MAJOR PRODUCTS SOLD                      % OF 2002    TYPICAL USES
BY THE COMPANY                           NET SALES
-----------------------------------------------------------------------------------------
INTERMEDIATE PETROCHEMICAL PRODUCTS
   Ethylene                                   2.06    Feedstock for PE, EG, PVC and other
                                                       intermediate petrochemicals
                                                       which can be further processed
                                                       into resins and plastics and
                                                       synthetic fibre
   Ethylene oxide                             1.08    Intermediate for chemical and
                                                       pharmaceutical industry,
                                                       dyes, detergents and adjuvant,
   Benzene                                    2.84    Intermediate petrochemical
                                                       products, styrene, plastics,
                                                       explosives, dyes, detergents,
                                                       epoxies and polyamide fibre

   Butadiene                                  1.92    Synthetic rubber and  plastics
   Ethylene glycol                            0.75    Fine chemicals
   Others                                     3.11
-----------------------------------------------------------------------------------------
     Subtotal:                               11.76

PETROLEUM PRODUCTS
   Gasoline                                   8.30    Transportation fuels
   Diesel                                    20.39    Agricultural fuels
   Residual oil                               0.21    Industrial fuels
   Jet oil                                    3.11    Transportation fuels
   Others                                     4.78
-----------------------------------------------------------------------------------------
     Subtotal:                               36.79

   Trading and Others                         6.27
-----------------------------------------------------------------------------------------

   TOTAL:                                   100.00
-----------------------------------------------------------------------------------------

CHAIRMAN'S STATEMENT

[PHOTO APPEARS HERE]

Dear shareholders:

I am pleased to present the operating results of Sinopec Shanghai Petrochemical Company Limited (the "Company") and its subsidiaries (together the "Group") for the year ended 31 December 2002. The Company has achieved satisfactory results in 2002. The Group's turnover amounted to RMB22,323 million (HK$21,034 million), representing an increase of 10.5% compared to the same period last year. Profit before tax amounted to RMB1,045 million (HK$985 million), an increase of 6.17 times compared to the same period last year. Profit after tax and minority interests amounted to RMB916 million (HK$863 million), a 6.90 times increase compared to the same period last year. Net assets per share increased to RMB1.94 per share from RMB1.81 per share in 2001. The operating results suggest that the Group has overcome the adversities of last year to restore its profits to a more desirable level.

The Board of Directors has recommended a final dividend of RMB0.05 per share for 2002, equivalent to RMB5.00 per American Depositary Share ("ADS"). This represents an aggregate annual dividend payment of RMB360 million. Subject to shareholders' approval at the 2002 annual general meeting ("AGM") to be held on June 18, 2003, the final dividend will be payable to holders of H Shares whose names appear on the register of the Company on May 16, 2003 and holders of ADSs whose names appear on the register of the Company on May 15, 2003. Details of the record date, method and timing for dividend payments to holders of A Shares will be announced separately.

During 2002, the global economy showed signs of slow recovery as the negative impact of the September 11 incident in the United States began to subside and the world's major economies adopted various measures to boost economic recovery. While developments were sometimes volatile and imbalanced, overall the situation was better than expected and improvements were seen over the previous year. China's economy continued to stand out in the global arena, with strong ongoing growth and an annual GDP increase of 8.0%. China's accession to the WTO has given the country new vitality, witnessed by the fast export growth and increased investment and spending that supported China's economic growth, which in turn provided a favorable setting for China's petrochemical industry.

During 2002, the petrochemical market took a positive turn in tandem with the world economy. In China, the country's fast-growing economy and relatively low labor costs attracted massive investments that provided the impetus for stronger growth in downstream processing, which in turn increased the demand for petrochemical products. Driven by the rise in crude oil prices and increase in demand, prices of petrochemical products recovered and stabilised within a more reasonable range after maintaining extended lows. Operating conditions for the domestic petrochemical industry improved and the Company was able to leverage on its expanded capacity and integrated capabilities in refining and chemical products. In short, the substantial growth of the Company's operating results for 2002 was attributable to gradual improvements in the external environment coupled with the ongoing enhancement of the Company's operating efficiency.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

2002 has undoubtedly been a crucial year for the Company, which was faced with the challenge of overcoming the poor results of 2001 and at the same time had to undertake not only its daily operations but also the additional task of completing the "Phase IV" project. Once again, through their dedication, the Company's staff achieved satisfactory results on all fronts, remarkably completing all construction and production tasks, amid huge pressure, and always aspiring to advanced standards whilst not losing sight of the details. The completion of the Phase IV project has increased the Company's competitiveness and provided solid foundations for our future development.

The Company has also been making ongoing improvements in corporate governance and information disclosure in accordance with the regulatory requirements of stock exchanges in New York, Hong Kong and Shanghai, with due emphasis on credibility, diligence and fairness. Internal regulations were formulated or revised and controls and reviews were implemented with reference to the securities laws and regulations of the above three places to improve the Company's corporate governance and information disclosure.

Looking ahead to 2003, fiscal stimulus packages offered by major economies are expected to produce a positive impact on the world economy, despite volatility arising from uncertainties and unfavorable factors. In general, the world economy is expected to recover further in 2003 and China's economy is expected to maintain steady growth.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

The Company expects that international crude oil prices will remain at relatively high levels in the near term in 2003, but judging from the demand and supply scenario will gradually retreat in the coming months, barring unforeseen circumstances. Nevertheless, given the string of uncertainties affecting international crude oil prices, substantial volatility is still anticipated. Continued improvement of the petrochemical market is also expected amid global economic recovery, high crude oil prices and relative undersupply of chemical products. In view of an improved economic environment and market conditions, the Company shall seek to enhance its operating standards and results on the back of crude oil resource optimisation, improvements in integrated crude oil consumption, on-target utilisation of newly built facilities and further refinement of internal management.

Last but not least, I would like on behalf of the Board of Directors to express our sincere gratitude to all employees of the Company for their hard work and dedication, as well as to the shareholders for their unfailing support throughout the year.

                                                                   /s/ Lu Yiping

                                                                       Lu Yiping
                                                                       Chairman

Shanghai, 26 March 2003

[GRAPHIC APPEARS HERE]

BUSINESS REVIEW

The petrochemical industry showed signs of resurgence in the year under review, supported by a steady albeit slow recovery of the global economy and the continued strong growth of China's economy. China's market conditions were stable and petrochemical product prices recovered on the back of stronger demand. The overall completion and operation of the Company's "Phase IV" project since June 2002 resulted in record-high crude oil processing, volume, product output and sales. The Company's operating results improved significantly. Normal operation volume and business developments were achieved.

COMPLETION OF PHASE IV PROJECT BOOSTED PRODUCTION OUTPUT TO HISTORIC HIGH
The Phase IV project, including the construction of a 200,000-ton polypropylene plant and a 250,000-ton polyethylene plant, the expansion of the coal-fired power plant and the upgrade and expansion of the 700,000-ton ethylene plant, were officially completed and put into operation in the first half of 2002. The objective of safe and economic operation was duly achieved, with the plants being put into operation successfully at the first attempt. The expansion and technology upgrade of the ethylene glycol and polyester staple units, as well as another key project, the higer sulphur bearing crude oil refining facility featuring a newly constructed 1.5 million-ton medium pressure hydro-cracking unit, were completed as scheduled. The successive completion and operation of these key technology upgrades has brought the Company significantly closer to top international standards and has raised the quality standards and technological component of the Company's products. This lays solid foundations for enhancements in the economic efficiency of the Company, with a view to becoming a stronger and larger enterprise.

In 2002, the Company processed 7.4284 million tons of crude oil, representing an increase of 12.00% (of which 5.2014 million tons were imported, an increase of 18.64% compared to the same period last year and accounting for 70.02% of total refining volume) and setting yet another record-high level. Compared to the same period last year, gasoline output increased by 12.17% to 886,900 tons, while diesel output increased by 3.6% to 2.232 million tons. The output of ethylene increased by 26.78% to 800,000 tons, while output of propylene increased by 33.21% to 428,400 tons, compared to the same period last year. Output of synthetic fibre monomers and synthetic fibre polymers amounted to 380,500 tons and 474,300 tons, respectively, representing respective increases of 6.37% and 10.59% compared to the same period last year. The output of synthetic fibre amounted to 302,500 tons, an increase of 32.50% over the same period last year. A total of 668,400 tons of synthetic resins were produced, an increase of 51.26% compared to the same period last year. The Company exceeded the annual production targets for all major products. The Company still remains the largest ethylene maker in China. Meanwhile, the Company continued to deliver consistently high quality products.

PRICES IMPROVED AS PETROCHEMICAL MARKET SHOWED SIGNS OF RESURGENCE
The petrochemical industry bottomed out in late February 2002. Prices for most petrochemical products fluctuated at relatively higher levels after taking off in March and gradually rising in tandem with crude oil prices, although the overall price level was still lower than that of the previous year. Prices of the Company's synthetic fibres, resin and plastics, intermediate products and petroleum products in the last three quarters of the year all compared favorably to the first quarter. As at 31 December 2002, the weighted average prices of the Company's synthetic fibres and petroleum products rose 3.45% and 0.85%, respectively, while the weighted average prices for resins and plastics and intermediate products dropped by 8.56% and 0.27%, respectively, compared to the same period last year.

IMPACT OF CRUDE OIL COST
International crude oil prices were on a roller-coaster ride for much of 2002. Generally speaking, prices gradually rose from their low at the beginning of the year, mainly affected by the average offshore crude oil price in major spot markets rising to US$28.4 per barrel in December from US$18.5 per barrel in January. For the year ended 31 December 2002, the Company had processed 7.4284 million tons of crude oil, of which 179,000 tons were from Daqing, 1.3752 million tons were from Shengli, 672,800 tons were from offshore oilfields and
5.2014 million tons were imported crude oil. Crude oil costs amounted to RMB11.445 billion, accounting for 57.64% of the Company's cost of sales. The average cost of crude oil processed was RMB1,541 per ton (before VAT but after transportation costs), a decrease of 6.83% compared to the same period last year. This decrease was a result of lower crude oil purchasing costs, benefits of changes of international crude oil prices and the Company's timely actions to adjust the structure of crude oil supply. Despite the fall in crude oil prices, the expansion of the Company's processing volume resulted in an increase of the Company's crude oil costs by RMB475 million.

[GRAPHIC APPEARS HERE]

FURTHER ENHANCEMENTS IN INTERNAL CORPORATE MANAGEMENT
In 2002, the Company made further improvements to its financial management, auditing and efficiency management. By means of further enhancement of budget management, cost management and accounting standards management, costs and expenses indicators were effectively controlled. Through enhancements in fund management, such as adjusting capital payments methods when appropriate and carrying out refinancing on differentiated interest rates, finance expenses were reduced by RMB50 million. The Company booked RMB66 million in profit tax exemption through enhanced tax management, savings in project investments costs and tax concessions available from the State. So long as the quality of our projects was not affected, domestic equipment was used wherever practicable to secure tax exemptions for domestic equipment used in technology upgrade projects. Meanwhile, the Company was also engaged in various auditing initiatives in respect of production and operations, engineering construction, repair and maintenance and other specific areas, with the aim of cost reduction and efficiency enhancement. Advanced auditing methods based on internal controls were actively explored and the Company was able to increase efficiency and reduce losses through various auditing measures.

The Company has developed a sound management system and emphasised the importance of safety in operations throughout the years. Nevertheless there were violations of operational rules during the year and consequently two relatively serious accidents occurred at the production units. The Company and all its employees were taught a serious lesson and have taken steps to ensure strict observance of operational rules.

MARKETING AND SALES SHOW STEADY PROGRESS
During 2002, in view of the expanded physical output of the Company following the completion of the Phase IV project and ongoing changes in the petrochemical market, the Company's marketing and sales department strived to launch new marketing initiatives and adjust its marketing strategies in a timely manner, with the aim of optimising its sales channels, expanding its sales network and speeding up integration of domestic and export sales. As a result, the Company was able to achieve steady sales amid a substantial increase in output volume for the year. A 100% production to sales ratio was maintained, while the receivable collection ratio reached 100.19%.

The Company's logistical supplies operation has been increasingly standardised, rationalised and professionalised. Our logistical supplies system was revised and improved and, with enhanced management and supervision of supplies and purchases, purchasing costs were effectively reduced. A quality-based mechanism for the selection of suppliers was developed on the principles of "overall quantity control, quality improvement, competitive prices and quality and fairness" to optimise the structure of the Company's portfolio of suppliers. Through enhanced management and delegation of authority, the Company carried out adjustment, substitution and alternative utilisation of static resources during the course of maintenance works and construction works. As a result, the structure of inventories was properly adjusted and inventory value as a percentage to reserve funds was decreasing each year. The ratio of centralised purchases for the year was 96.69%.

NOTABLE ACHIEVEMENTS IN PRODUCT DEVELOPMENT AND APPLICATION OF NEW TECHNOLOGIES In 2002, the Company continued to enhance the adoption of R&D results in production and fulfilling market needs. Technological advancement projects centered around major production flow and market requirements. Commercialization of research achievements was actively promoted. Products were developed and commercialized from a number of technological advancements and R&D projects. The process package for the upgrade of the acrylonitrile plant to 130,000 tons from 60,000 tons per year was developed. The process package based on domestic technology of the 200,000-ton polypropylene unit was successfully applied to the new 200,000-ton polypropylene plant and six new polypropylene grades were developed on our pilot plant research. Construction of the 1, 3-polyprolylene glycol pilot plant was completed, while the optimization of the PTT polymerization process and the trial commercial production of DTY are currently underway. The process package design for selective hydro-desulphurization of catalytic cracking gasoline and trial production of a new catalyst were completed. Engineering technology for the 30,000-ton polyester staple unit, developed with proprietary intellectual property rights, was successfully applied. The integrated staple units numbers 4, 5 and 6 were upgraded and expanded using domestically-produced equipment. Some of these new products were marketed in large quantities. Industrial application of high-speed special-grade BOPP was carried out at the 100,000-ton polypropylene unit, while the 20,000-ton industrial ethyl acetate unit and the isopentenyl unit, the first industrial-scale unit of its kind in China, were completed and commissioned. As a result, the Company was able to launch new products on a large scale, ensuring competitiveness and profitability. During 2002, the Company produced a total of
1.4285 million tons of new products (including 758,300 tons of clean gasoline), an increase of 10.71% over the same period last year. The sales to output ratio for new products was 87.90%, while the output value ratio was 17.57% (excluding clean gasoline). The ratio of special synthetic resins was 69.77%. The ratio of differentiated synthetic fibre was 30%.

SMOOTH PROGRESS OF CAPITAL EXPENDITURE PROJECTS
The Company's capital expenditure items, mainly under the Phase IV project, progressed smoothly in 2002. Mechanical completion of the 700,000-ton ethylene expansion project was achieved in February and the plant was commissioned in June, achieving first-attempt success in operations. The 200,000-ton polypropylene plant was commissioned in June achieving first-attempt success in operations. Mechanical completion of 250,000-ton polyethylene plant was achieved in January and the plant was commissioned in June, achieving first-attempt success in operations. Operations of Unit 5#A, Furnace B and Generator Unit 5# of the coal-fired power plant expansion project commenced successfully in August.

Mechanical completion of the higher sulphur bearing crude oil processing project was achieved in April 2002, among which the 32,000-standard-cubic-meter/hour hydrogenmaking plant, the 42,000-ton sulphur recovery unit and the dry-gas/LPG desulphurisation unit, the 1.50 million-ton medium pressure hydro-cracking unit and the 800,000-ton Jet Fuel hydrogenation unit were commissioned in the second half of 2002 with feedstock input.

For lines numbers 4, 5 and 6 for the polyester staple upgrade project, developed on the basis of our own technological strengths using in-house production technology and domestic equipment, removal of existing equipment and civil construction commenced in May; installation of new equipment began in July and trial operation was launched in October. The upgrade of the ethylene glycol unit, which involved the expansion of installed capacity from 150,000 tons to 225,000 tons per year, was completed in January. The 130,000-ton acrylonitrile upgrade project is progressing as scheduled.

The ethylene joint venture between the Company, China Petroleum & Chemical Corporation and BP made significant progress during the year. The groundbreaking ceremony for Shanghai Secco Petrochemical Company Limited was held in March and all construction works are progressing smoothly.

PROSPECTS AND PLANS FOR 2003
The fundamental global situation is expected to remain unchanged in 2003, underpinned by tension and turmoil in certain areas while the overall environment for China and the Company is expected to be peaceful and stable. Signs of global economic recovery have emerged but the foundations for recovery are far from solid, with a number of uncertainties reigning. On the domestic front, China's economy is expected to maintain its trend of healthy growth in 2003. The Chinese government will continue to adopt a proactive fiscal policy and a prudent monetary policy in pursuit of the objective of stimulating domestic demand. Rectification and standardisation of the market economy will continue to ensure that the market operates in an orderly manner, while ongoing improvements will be made to the modern market economy system. Enterprises are encouraged to increase their exports and engage in different forms of joint ventures with multi-national corporations. Corporate reforms of medium and large state-owned enterprises will continue with a special focus on listed companies. These developments are set to expose state-owned sectors and enterprises to even more business opportunities.

The Company shall continue to grasp opportunities arising from this favorable environment and capitalise on the full commencement of major works such as the Phase IV project, endeavoring to enhance the overall operating quality of the production system to ensure steady growth of physical output. The Company will consolidate and expand its market share both at home and abroad, striving for improved results in 2003.

IN 2003, THE COMPANY SHALL FOCUS ON:

(1) Enhancing the overall operating quality of the production system to ensure steady growth of physical output

        The load factor of units and the operating quality of systems shall be improved with emphasis on safety, stability, optimisation and improvement to address the issues of excess and bottlenecks in the production systems. Integrated use and rational allocation of resources shall be realised to provide solid foundations for steady growth in physical output.

(2) Reinforcing the principles of being market-driven and customer-oriented to strive for progress in sales and supply

        Market-driven and customer-oriented principles shall be reinforced and the pattern of enterprise logistics operations in a market economy shall be actively explored. Sales operations shall be based on market demands, executed in coordination with production operations and attuned to profitability, in accordance with the principles of "production determined by sales" and "production driven by sales". Efforts in centralising procurement will continue with a view to both ensuring supplies and lowering purchasing costs.

(3) Continuing reforms of corporate structures and mechanisms to energise the Company

        Efforts will continue to deepen reforms in corporate structure. Delegating management authority, enhancing fundamental structures and improving management efficiency will become our priorities in the first half of 2003. Reforms in labour and work allocation policies will assist the Company to achieve the continued progress of structural reforms in tandem with production operations and technological advancement projects.

(4) Major efforts in technological advancement and industry upgrade to uplift the Company's core competitiveness

        The Company's positioning and objectives for development shall be further refined to reflect continued emphasis on the pursuit of intrinsic qualities. Efforts will be made to further enhance progress in technological advancement, product development and industry upgrades. Commercialisation is to be spearheaded by developments in information systems and propagating a corporate culture underpinned by the drive for excellence and management of details to enhance the Company's core competitiveness.

(5) Strengthening management at basic levels to improve the Company's overall management standards

        The Company shall enhance corporate governance and rigorously enforce internal discipline in the current call for fine-tuning and adjustments. Management at basic levels will be reinforced and on-site management will be strengthened. Emphasis will be put on adopting a systematic, regulated and standardised management to carry out supervision and day-to-day operations, in an effort to continuously enhance the Company's overall management standards.

(6) Furthering specialisation-focused restructuring and optimisation of asset structure to increase the competitiveness of the Company's diversified operations and investment enterprises

        Objectives will be set for the Company's business development affiliates to achieve operational independence and financial accountability. Transitional periods will be shortened and major efforts will continue in restructuring and streamlining affiliate companies based on their business specialties with a view to improving their competitiveness in the market. Investment enterprises shall further optimise their asset structures in order to achieve further development, innovation and efficiency in their capital operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

A. OPERATING RESULTS (Financial information extracted from financial statements prepared under IFRS)

        GENERAL

        In the past, the performance of the Company had been affected by certain factors beyond its control stemming from its operation within the framework of a planned economic system. With China's entry into the WTO, the impact of such factors is fading.

        In 2002, the world economy was recovering gradually, whereas China's economy continued to grow rapidly. Spurred by the rise of oil prices and increase in demand, the petrochemical industry witnessed a price recovery in most of its products since February 2002, improving, to a certain extent, the general business environment of the Company. In addition, the production capacity of the Company further grew and consequently unit production costs decreased effectively, with the commissioning of the Company's capital expenditure projects, represented by its "Phase IV Project". As a result, the business performance of the Company in 2002 improved by a relatively large margin compared with that of the previous year.

        OVERVIEW

        The following table sets forth our sales volumes and net sales, net of sales taxes, for the years indicated:

                                            FOR THE YEARS ENDED 31 DECEMBER
                                 2000                      2001                      2002
                              NET SALES                 NET SALES                 NET SALES
                      ----------------------------------------------------------------------------
                       Sales                     Sales                     SALES
                      Volume                    Volume                    VOLUME
                       ('000  (Millions   % of   ('000  (Millions   % OF   ('000  (MILLIONS   % OF
                       tons)    Of RMB)  Total   tons)    of RMB)  TOTAL   TONS)    OF RMB)  TOTAL
--------------------------------------------------------------------------------------------------
Synthetic Fibres         359      3,612   17.4     358     3,216    16.4     363      3,374   15.5
Resins and Plastics      863      6,006   29.0     918     5,636    28.7   1,146      6,441   29.6
Intermediate
 Petrochemicals          566      2,232   10.8     653     2,105    10.8     786      2,555   11.8
Petroleum products     3,458      7,429   35.8   3,958     7,735    39.4   4,100      7,991   36.8
Trading and Others         -      1,450    7.0       -       926     4.7       -      1,362    6.3
--------------------------------------------------------------------------------------------------
Total                  5,246     20,729  100.0   5,887    19,618   100.0   6,395     21,723  100.0
--------------------------------------------------------------------------------------------------

The following table sets forth a summary statement of income for the years under
IFRS:

                                               FOR THE YEARS ENDED 31 DECEMBER
                                      2000                  2001                  2002
                              ----------------------------------------------------------------
                               Millions       % of   Millions       % of   MILLIONS       % OF
                                 of RMB  Net Sales     of RMB  Net Sales     OF RMB  NET SALES
----------------------------------------------------------------------------------------------
Net Sales                      20,728.6      100.0   19,617.7      100.0   21,723.0      100.0
Cost of Sales                 (19,040.0)     (91.9) (18,803.0)     (95.8) (19,853.9)     (91.4)
----------------------------------------------------------------------------------------------

Gross Profit                    1,688.6        8.1      814.7        4.2    1,869.1        8.6
Selling and
 Administrative Expenses         (360.9)      (1.7)    (363.2)      (1.9)    (421.2)      (1.9)
----------------------------------------------------------------------------------------------

Operating Income                1,327.7        6.4      451.5        2.3    1,447.9        6.7
Other Operating Income            155.4        0.7      160.0        0.8      136.6        0.6
Other Operating Expenses          (65.8)      (0.3)    (217.3)      (1.1)    (154.8)      (0.7)
Share of Profit/(Losses)
 of Associates                    (64.5)      (0.3)     (20.6)      (0.1)      16.1        0.1
Net Financing Costs              (272.2)      (1.3)    (227.8)      (1.2)    (400.7)      (1.9)
----------------------------------------------------------------------------------------------
Profit Before Tax               1,080.6        5.2      145.8        0.7    1,045.1        4.8
Income Tax                       (200.8)      (1.0)      (1.2)      (0.0)     (84.5)      (0.4)
----------------------------------------------------------------------------------------------
Profit After Tax                  879.8        4.2      144.6        0.7      960.6        4.4
Minority Interests                (23.3)      (0.1)     (28.6)      (0.1)     (44.2)      (0.2)
----------------------------------------------------------------------------------------------
Profit Attributable To
 Shareholders                     856.5        4.1      116.0        0.6      916.4        4.2
----------------------------------------------------------------------------------------------

MAJOR SUPPLIERS AND CUSTOMERS

        Total purchases from top 5 suppliers  RMB10,910 million  Percentage of total purchase 68%
        Total sales to top 5 customers        RMB8,398 million   Percentage of total sales    38%

RESULTS OF OPERATIONS

Year Ended 31 December 2002 Compared with Year Ended 31 December 2001

NET SALES

Net sales increased by 10.73% to RMB21,723 million in 2002 compared with RMB19,618 million in 2001. In 2002, the prices of most petrochemicals bottomed out and prices began to increase again with the recovery of the petrochemical industry while the production volumes and sales of primary products of the Company grew by a great margin with the completion and commissioning of its main capital expenditure projects represented by "Phase IV Project". The sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products for 2002 increased by 1.40%, 24.84%, 20.37% and 3.59% respectively as compared with 2001.

Synthetic fibres

Net sales of synthetic fibres increased by 4.93% to RMB3,374.3 million in 2002 from RMB3,215.8 million in 2001, primarily due to a 3.47% and 1.4% increase, respectively, in their weighted average prices and sales volumes. Of synthetic fibres, the sales volume of polyester products increased at a great ratio due to capacity expansion in the polyester plant. Compared with 2001, the Company's acrylic fibres and staples experienced increases respectively of 23.89% and 29.25%. However, the sales of polyester staples and POY filaments declined by 2.19% and 36.12%, respectively.

In 2002, the proportion of synthetic fibres in the total sales of the Company decreased to 15.53%, or 0.86% less than 2001 as a result of production suspension and market conditions.

Resins and plastics

Net sales of resins and plastics increased by 14.28% to RMB6,440.7 million against 2001. Its proportion of total sales slightly increased to 29.65%, or a 0.92% increase compared with 2001. This is primarily attributable to the completion and commissioning of such projects as our polyester resin plant renovation, the new 250,000-ton polyethylene plant and the 200,000-ton polypropylene plant. As a result, the total sales volumes of resins and plastics increased by 24.84%, and despite the weighted average price decreasing by 8.56%, sales increased . In 2002, sales volumes of the Company's resin chips, polyethylene and polypropylene grew, respectively, by 18.96%, 32.31% and 49.31%, with the average sales prices of resin chips and polypropylene increasing, respectively, by 5.73% and 0.78% and the same for PVA, polyethylene and polyethylene film decreasing by 18.92%, 11.38% and 13.09%.

Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 21.37% to RMB2,555 million from RMB2,105.3 million in 2001, or 11.76% of total sales. The weighted average price increased slightly by 0.84%, and the sales volume grew by 20.33% against the previous year due to the completion and commissioning of the ethylene expansion and MEG renovation projects. Among intermediate petrochemicals, the average selling prices of ethylene, and MEG decreased, respectively, by 10.49% and 12.31% while the same for benzene and butadiene increased by 21.68% and 27.30%, respectively. The sales volumes of these products increased by 35.18%, 274.22%, 15.31%and 46.39% compared with 2001.

Petroleum products

Net sales of petroleum products slightly increased by 3.31% to RMB7,991.2 million as compared with 2001. This was primarily the result of greater sales volume. Compared with 2001, the sales volume of petroleum products increased by 3.59%. The sales volumes for our gasoline, diesel and jet oil increased by 9.19%, 2.12% and 72.57%, respectively, compared to 2001 while the weighted average price of petroleum products slightly increased as compared to 2001.

In 2002, petroleum products accounted for 36.79% of the net sales of the Company, representing a 2.64% decline as compared to 2001.

Trading and other activities

Revenues from trading and other activities increased by 47.10% to RMB1,361.8 million.

COST OF SALES

Cost of sales increased by 5.59% to RMB19,853.9 million, or 91.40% of net sales in 2002, which represents a slight improvement from 2001. This was primarily due to our further strengthening the operation and administration of our production facilities and stringent controls over materials, energy consumption and purchase prices in the process, in line with the production capacity expansion of the Company. Thereby, the unit production and sales costs was effectively lowered.

Crude oil

In 2002, we processed 7,428,400 tons of crude oil, representing an increase of 796,300 tons from 2001. The weighted average cost of crude oil per ton decreased by 6.83% to RMB1,540.67 in 2002. Total crude oil costs increased by 4.33% to RMB11,444.8 million in 2002, accounting for 57.64% of the total costs of sales.

The supply and price of crude oil are key factors in determining our profitability. From March 2001, the base price of local crude oil has been determined by Sinopec Group and CNPC based on principles and approaches mandated by the State Planning Commission, incorporating the prices prevailing on the international market. Imported and local offshore oils are purchased by the Company at the crude oil prices of the international market. In general, local crude oil pricing is consistent with that of the international market. In 2002, the Company processed 5,201,400 tons, 672,800 tons, 179,000 tons and 1,375,200 tons, respectively, of imported crude oil, local offshore oil, Daqing oil and Shengli oil, of which the average processing costs are RMB1,588 per ton, RMB1,537 per ton, RMB1,340 per ton and RMB1,390 per ton, respectively.

Other expenses

In 2002, expenses for other ancillary materials increased to RMB3,071.6 million, representing a 27.27% increase against the previous year. Depreciation costs increased from RMB1,359.6 million in 2001 to RMB1,585.8 million in 2002. This was primarily due to increased depreciation costs attributable to more fixed assets of the Company resulting from completion of certain capital expenditure projects including, among others, parts of the "Phase IV Project" in 2002.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased from RMB363.2 million in 2001 to RMB421.2 million in 2002 resulting from an increase of marketing activities and the subsequent increase in our product sales volumes.

OPERATING PROFIT

Operating profit increased dramatically by 220.67% from RMB451.5 million in 2001 to RMB1,447.8 million in 2002. This dramatic increase was primarily resulted from the growth of sales of key products and decrease of unit sales costs during the year.

OTHER OPERATING INCOME

Other operating income amounted to RMB136.6 million, representing a 14.62% decrease against 2001.

OTHER OPERATING EXPENSES

Other operating expenses decreased by 28.76% from RMB217.3 million in 2001 to RMB154.8 million in 2002.

NET FINANCING COSTS

Net financing costs rose from RMB227.8 million in 2001 to RMB400.7 million in 2002. This was mainly because upon the completion of construction projects, the Company ceased the capitalisation of interest expenses arisen from the use of long term loan facilities from banks to finance the capital expenditure projects, which were then charged to current year's finance costs.

PROFIT BEFORE TAX

Profit before tax increased by 616.78% from RMB145.8 million in 2001 to RMB1,045.0 million in 2002.

INCOME TAX

Income tax in 2002 was RMB84.5 million (2001: RMB1.16 million). This increase is primarily due to a substantial increase in profit. We continue to pay income tax at a preferential rate of 15%. This preferential rate was first applied to the Company under approval from Chinese tax authorities effective from 1 January 1993. According to a circular issued by the Ministry of Finance and the State Taxation Bureau, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for years in 1996 and 1997. In 1998, 1999, 2000, 2001 and 2002, the tax privilege was not revoked by the relevant government authorities. However, we cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in 2003. In accordance with relevant national policies, during the year the Company received tax refunds in respect of purchases of state-owned assets for technological improvement of RMB66.4 million (2001: RMB19.3 million).

PROFIT AFTER TAX

Profit after tax increased by 564.09% from RMB144.6 million in 2001 to RMB960.5 million in 2002.

B. SEGMENT REPORTING PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

        Summary of segmental results:

                                                         Increase/
                                                       decrease of                    Increase/
                                                       income from      Increase/   decrease of
                                                         principal    decrease of  gross profit
                       Income from             Gross    operations  cost of sales        margin
By segment               principal    Cost of  profit  compared to    compared to   compared to
                        operations      sales  margin    last year      last year     last year
                                                  (%)          (%)            (%)           (%)
-----------------------------------------------------  ----------------------------------------
Synthetic fibres         3,396,652  3,138,522    7.60         5.06           2.54          2.27
Resins and plastics      6,479,166  5,527,662   14.69        14.35          12.13          1.69
Intermediate
 petrochemicals          2,575,668  1,955,449   24.08        21.28           5.80         11.11
Petroleum products       8,482,497  7,149,362   15.72         3.12          -3.65          5.93
Others                   1,388,913    972,112   30.01        46.42          66.98         -8.62
Including: connected
 transactions            8,077,376  7,043,422   12.80        13.17           6.32          5.62
-----------------------------------------------------  ----------------------------------------

C. Liquidity and capital resources(Financial information extracted from financial statements prepared under IFRS)

        Our primary sources of capital are operating cash flow and loans from unaffiliated banks. Our primary uses of capital are costs of goods sold, operating expenses and capital expenditures. We expect that these sources of capital will remain sufficient in 2003.

        CASH GENERATED FROM OPERATING ACTIVITIES

        Net cash generated from operating activities in 2002 declined by RMB589.6 million to RMB1,798.3 million, of which a cash inflow of RMB2,630.8 million was attributable to the profit before tax net of depreciation, representing an increase of RMB1,125.4 million in cash flow as compared with the previous year. Certain new plants, including the "Phase IV Project" were commissioned in 2002 and more crude oil was purchased by the end of the year. As a result, the Company built up a high level of year-end inventory, which consequently reduced cash flow by RMB503.8 million in turn. In contrast, cash flow increased by RMB617.4 million in 2001 due to dwindling year-end inventories. Cash flow was reduced by another RMB200.2 million due to the year-end change in the year end trade creditors, other creditors and bills payable. Corresponding changes in 2001 resulted in an increase of the Company's cash flow by RMB745.9 million. As debtors, bills receivable and deposits at the year end decreased, cash flow increased by RMB80.8 million in 2002. In 2001, cash flow was reduced by RMB72.2 million because of an increase in corresponding balances.

        BORROWINGS

        The Company's borrowings increased by RMB1,023.4 million to RMB8,593.2 million in 2002. Short-term borrowings amounted to RMB4,002.3 million, which decreased by RMB103.7 million during 2002, were used mainly to satisfy the Company's demand for working capital in relation to its operations. Short-term loans were all at floating rates denominated in Renminbi and USD. Long-term borrowings also increased by RMB1,127.1 million to RMB4,590.9 million in 2002. These were generally used for capital expansion projects including the "Phase IV Project", among others. The remaining were interest free. 82% of long term borrowings were in Renminbi, mainly at floating rates.

        The Company managed to maintain its asset-liability ratio at a safe level by consolidating control over both liabilities, including bank borrowings, and financing risks. The Company generally does not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long-term borrowings can be arranged comfortably in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Company's existing bank loans do not restrict its ability to pay dividends on its shares.

        DEBT-EQUITY RATIO

        The debt-equity ratio of the Company was 24.72% in 2002 compared to 20.96% in 2001. The ratio is computed by long-term borrowings divided by the sum of long-term borrowings and shareholders' equity.

D. OTHER ITEMS(Financial information extracted from financial statements prepared under IFRS)

        FLUCTUATION OF EXCHANGE RATES

        The Company purchases the majority of its materials (including crude oil) from abroad and exports a portion of its products, in each case through Sinopec. Therefore, any fluctuation in exchange rates will have a direct impact on the prices at which the Company purchases materials and exports products, which may be further translated into impacts on the profitability of the Company. In addition, a small portion of the debts of the Company were denominated in foreign currencies. Such change in the exchange rates will also affect the interest payments by the Company, and the profitability of the Company in turn.

        CAPITAL EXPENDITURES

        In 2002, the Company incurred capital expenditures of RMB2,404 million, or a decrease of RMB1,954 million compared with 2001. Such projects include, among others, the expansion of the ethylene plant, which was commissioned to operation in 2002, the new polypropylene and polyethylene plants, extension to Phase I of the power plant, renovation of the processing equipment for crude oil with sulfur content, technical renovation to the combining MEG plant, and upgrading of the polyester staple plant, as well as renovation of the acrylonitrile plant now in progress.

        The estimated capital expenditure to be incurred by the Company in 2003 will be RMB2,200 million. In addition to completion of renovation of the acrylonitrile plant, the Company will invest in the renovation of the synthetic resin plant, the expansion of the industrial polyester filament plant, other technical upgrading projects and its external investment.

        MAJOR PROJECTS

Project name                                     Project amount     Stage of completion
                                                          (RMB)
---------------------------------------------------------------------------------------
700,000 ton/year ethylene project                 3,985,000,000               Completed
Thermal power plant phase 2 expansion               810,000,000               Completed
High sulphur-content crude oil processing unit      736,000,000      Under construction
Acrylonitrile expansion project                     325,000,000      Under construction
                                                 --------------
Total                                             5,856,000,000
                                                 --------------

ETHYLENE JOINT VENTURE

In the second half of 2001, the Company, BP Chemicals East China Investments Limited ("BP") and Sinopec established a joint venture in China, in which the Company owns a 20% equity interest while BP and Sinopec respectively own 50% and 30% equity interests. The total registered capital of such joint venture is US$901,440,964. The Company has to make a capital contribution of the Reminbi equivalent of US$180,287,952, of which an amount of RMB224 million has been paid in 2001 and 2002. By the completion of the project in 2005, the Company will have made full payment of its capital contribution in accordance with the construction progress of the project.

The planned capital expenditure of the Company may be financed by cash flow from its operations, credit lines from banks and other means.

CONTINGENT LIABILITIES

As of 31 December 2002, the outstanding guarantees we had issued to banks in favor of our associates and joint ventures amounted to RMB345.4 million. In 2001, outstanding guarantees were RMB435.6 million. Such guarantees were issued to the extent of our interests in such entities.

ACQUISITION, DIVESTITURE AND INVESTMENT

Except for any disclosure in the annual report, we have not made any material acquisition, divestiture or investment in relation to any of our subsidiaries or associates or material investments in 2002.

CHARGE ON ASSETS

During 2002, we did not create any charge on the material assets of the Company.

RECONCILIATION BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA ("U.S. GAAP")

The accounting policies of the Company conform with IFRS, which differ in certain significant aspects from U.S. GAAP. See the information provided in section D. As a result of these differences and the related tax effect, our net income reported under U.S. GAAP was higher than net income reported under IFRS by RMB208 million in 2002. The corresponding difference for 2001 and 2000 were RMB184.1 million and RMB163.4 million, respectively. Shareholders' equity reported under U.S. GAAP was RMB13,703 million at 31 December 2002 and RMB12,579 million at 31 December 2001.

REPORT OF THE DIRECTORS

The Board of Directors of the Company (the "Board") have the pleasure in presenting their report together with the audited financial statements of the Company and the Group for the year ended 31 December 2002.

GROUP ACTIVITIES AND RESULTS

Based on 2002 net turnover and ethylene production, the Group is one of the largest petrochemical enterprises in the PRC. The Group is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products. Based on sales volume in 2002, the Group ranked high among domestic producers in each category of major products produced by the Group. (Source:
"China Petrochemical Economic Information Journal 2002") Details of the Company's principal subsidiaries are set out in the section entitled "Subsidiaries" on page 35.

The results of the Group for the year ended 31 December 2002 and the Group and the Company's financial position for the year such as assets and liabilities, bank borrowings and other loans, changes in fixed assets and reserves are set out in the financial statements on pages 61 to 106.

PROFIT APPROPRIATION

The profit appropriation plan of the Company for the year ended 31 December 2002 as proposed by the Directors is as follows:
(Prepared under the PRC Accounting Rules and Regulations)

                                                                        RMB'000
-------------------------------------------------------------------------------
  Profit after tax                                                      953,144
  Minority interests                                                    (44,179)
-------------------------------------------------------------------------------

  Profit attributable to shareholders                                   908,965
  Transfer to reserves
    Statutory surplus reserve                                           (90,897)
    Statutory public welfare fund                                       (90,897)
  Retained profits brought forward                                      573,281
  Dividend                                                             (360,000)
-------------------------------------------------------------------------------

  Retained profits                                                      940,452
-------------------------------------------------------------------------------

  Basic earnings per share (Basic and fully diluted)                  RMB 0.126
-------------------------------------------------------------------------------

The proposed profit appropriation will be presented to shareholders for approval at the forthcoming 2002 Annual General Meeting.

Pursuant to the relevant regulations of the Ministry of Finance and the Company's Articles of Association, in case of any discrepancy between the profit figure obtained under PRC Accounting Rules and Regulations and that under International Financial Reporting Standards, the lower figure is used.

DIVIDENDS

The fourth session of the Board held its fourth meeting on 26 March 2003 at which the Board recommended the distribution of a final dividend to shareholders of RMB0.05 per share, with distributed dividends for the year totalling RMB360,000,000.

FINANCIAL SUMMARY

A summary of the results, total assets, liabilities and shareholders' funds of the Group for the five years ended 31 December 2002 is set out on page 4.

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2002 are set out in notes 21 and 30 to the financial statements prepared in accordance with IFRS.

INTEREST CAPITALISED

Details of the interest capitalised during the year ended 31 December 2002 are set out in note 6 to the financial statements prepared in accordance with IFRS.

FIXED ASSETS

Movements of the fixed assets during the year ended 31 December 2002 are summarised in note 12 to the financial statements prepared in accordance with IFRS.

SUBSIDIARIES

As at 31 December 2002, the Company had equity interests of over 50% in the following principal subsidiaries:

                                                                  PERCENTAGE  PERCENTAGE
                                                                   OF EQUITY   OF EQUITY
                                                                 HELD BY THE     HELD BY       TOTAL         NET   REGISTERED
                                                                     COMPANY  SUBSIDIARY      ASSETS      PROFIT      CAPITAL
COMPANY NAME                               PRINCIPAL ACTIVITIES          (%)         (%)  ('000,000)  ('000,000)       ('000)
-----------------------------------------------------------------------------------------------------------------------------
Shanghai Petrochemical  Investment       Investment  management          100           -         902          80  RMB 650,000
 Development Company Limited

SPC Marketing                          Trading in petrochemical          100           -         222           5  RMB 25,000
 Development Corporation                               products

China Jinshan Associated                   Import and export of           70           -         175           5  RMB 25,000
 Trading Corporation                     petrochemical products
                                                  and equipment

Shanghai Jinhua Industrial             Trading in petrochemical            -       81.46          57           3  RMB 25,500
 Company Limited                                       products

Shanghai Jindong Petrochemical         Trading in petrochemical            -          60          66           1  RMB 40,000
 Industrial Company Limited                            products

Zhejiang Jinzhe Petrochemical          Trading in petrochemical            -       58.43         204           3  RMB 40,000
 Associated Company Limited                            products

Shanghai Golden Way Petrochemical           Production of vinyl            -          75          50           1   US$ 3,460
 Company Limited                               acetate products

Shanghai Jinchang Engineering       Production of polypropylene            -       50.38          79          13   US$ 4,750
 Plastics Company Limited                     compound products

Shanghai Golden-Phillips             Production of polyethylene            -          60         836         120   US$ 50,000
 Petrochemical Company Limited                         products

Zhejiang Jin Yong Acrylic Fiber     Production of acrylic fiber           75           -       1,071          30  RMB 250,000
 Company Limited                                       products

Shanghai Petrochemical Enterprise         Investment management          100           -       1,055          45  RMB 220,000
 Development Company Limited

Shanghai Petrochemical Jianghai          Production of textiled            -         100          18          17  RMB 3,000
 Textiled Yarn Plant                              yarn products

None of the subsidiaries has issued any debt securities.

In 2002, one of the Group's wholly owned subsidiaries, Shanghai Jinyang Acrylic Fibre Plant ("Jinyang") was deregistered. Subsequently, Jinyang's operations were combined with the Company's Acrylic Fibre Division and all of its assets and liabilities were transferred to the Company on the same date at carrying value.

The Group's interests in investments include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the year ended 31 December 2002 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for. In addition, these interests in investments include interests in non-consolidated subsidiaries which do not principally affect the results or assets of the Group and, therefore, are not consolidated or equity accounted for.

The Group's interests in associates include an investment of RMB630,878,000 representing a 38.26% equity interest in Shanghai Chemical Industry Park Development Company Limited ("SCIP") and an investment of RMB223,832,000 representing a 20% equity interest in Shanghai Secco Petrochemical Company Limited ("Secco"), both companies incorporated in the PRC. The principal activity of SCIP is the planning, development and the operation of the Chemical Industry Park in Shanghai, PRC. The principal activity of Secco is the production of ethylene and other petrochemical products. At 31 December 2002, the Group had commitments of RMB1,272,558,000 in respect of outstanding capital contributions to Secco.

RESERVES

Details of the movements in reserves during the year ended 31 December 2002 are set out in note 25 to the financial statements prepared in accordance with IFRS.

STATUTORY PUBLIC WELFARE FUND

Details in relation to the nature, application and movements of the statutory public welfare fund and the basis of its calculation, including the percentage and the profit figure used for calculating the amounts, are set out in note 25 to the financial statements prepared in accordance with IFRS.

DONATIONS

During the year ended 31 December 2002, the Company made donations for charitable purposes amounting to approximately RMB1,699,000.

EMPLOYEES RETIREMENT SCHEME

Details of the Company's Employees Retirement Schemes are set out in note 27 to the financial statements prepared in accordance with IFRS.

STAFF QUARTERS

Pursuant to the directive "Cai Qi (2000) No.295" issued by the Ministry of Finance, the housing reform policy ceased in 2000. The Company did not dispose of any staff dormitories during the year under the housing reform policy.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, no pre-emptive right exists which will require the Company to offer new shares to its existing shareholders in proportion to their shareholding.

MAJOR SUPPLIERS AND CUSTOMERS

The Group's top five suppliers during 2002 were China International United Petroleum & Chemicals Co. Ltd., Sinopec Pipeline Transport & Storage Company, SinoChemical International Oil Co. Ltd., Petrochina Company Ltd., China National Offshore Oil Corporation. The total cost of purchases from these suppliers accounted for 68% of the total cost of purchases by the Group during the year, and the total purchase from the largest supplier represented 39% of the total purchase of the Group.

The Group's top five customers during 2002 were Sinopec Huadong Sales Company, China International United Petroleum & Chemicals Co. Ltd, China Petroleum & Chemical Corporation Shanghai Gaoqiao Branch, Shanghai Chlor-Alkali Chemical Company Limited, and Zhangjiagang Free Trade Zone Huaxingtai Trading Company. The total sales derived from these customers during the year represented 38% of the total annual revenue, and the total sales from the largest customer represented 30% of the total sales of the Group.

None of the directors (or their associates) or shareholders of the Company, to the knowledge of the Board, held any interest in these suppliers or customers, other than Sinopec Huadong Sales Company, and China International United Petroleum & Chemicals Co. Ltd., which are subsidiaries of the Company's controlling shareholder, China Petroleum & Chemical Corporation, and China Petroleum & Chemical Corporation Shanghai Gaoqiao Branch, which is a branch of the Company's controlling shareholder.

SHARE CAPITAL STRUCTURE

Share capital structure and changes thereof for the year ended 31 December 2002.

                                                                          SHARES
                                                                      TRANSFERRED
                                                    RATIONED  BONUS  FROM RESERVE
I. SHARES NOT IN CIRCULATION         BEFORE CHANGE     SHARE  SHARE         FUNDS  INCREASE  OTHERS  SUB-TOTAL     AFTER CHANGE
-------------------------------------------------------------------------------------------------------------------------------
  1. Promoter's shares
  Domestic legal person shares       4,000,000,000         -      -             -         -       -          -    4,000,000,000
  2. Legal person shares               150,000,000         -      -             -         -       -          -      150,000,000
-------------------------------------------------------------------------------------------------------------------------------
  Sub-total                          4,150,000,000         -      -             -         -       -          -    4,150,000,000
-------------------------------------------------------------------------------------------------------------------------------

II. SHARES IN CIRCULATION
  1. RMB ordinary shares               720,000,000         -      -             -         -       -          -      720,000,000
  2. Overseas listed foreign shares  2,330,000,000         -      -             -         -       -          -    2,330,000,000
-------------------------------------------------------------------------------------------------------------------------------
  Sub-total                          3,050,000,000         -      -             -         -       -          -    3,050,000,000
-------------------------------------------------------------------------------------------------------------------------------

III. Shares in total                 7,200,000,000         -      -             -         -       -          -    7,200,000,000
-------------------------------------------------------------------------------------------------------------------------------

For the year ended 31 December 2002, the share capital of the Company totalled
7.2 billion shares, which were held by 323,419 shareholders, with 319,947 of them being holders of A shares and 3,472 of them being holders of H shares.

PURCHASE, SALE AND REDEMPTION OF SHARES

During 2002, no shares of the Company was purchased, sold or redeemed by the Company or its subsidiaries.

TOP 10 SHAREHOLDERS

As at 31 December 2002, the top ten shareholders in the Company were as follows:

                                                                         NUMBER OF     PERCENTAGE
                                                           INCREASE    SHARES HELD       OF TOTAL
                                                             DURING  AT END OF THE  SHARE CAPITAL
RANK NAME                                                      2002         PERIOD            (%)  TYPE OF SHARES
------------------------------------------------------------------------------------------------------------------------------
1.      China Petroleum & Chemical Corporation                    -  4,000,000,000*         55.56  Promoter legal person share
2.      HKSCC Nominees Ltd.                             172,140,000  1,858,015,401          25.81  H share
3.      Hongkong & Shanghai Banking
         Corporation (Nominees) United                      178,000    354,580,000           4.92  H share
4.      Shanghai Kangli Gong Mao Company                          -     16,730,000*          0.23  Legal person share
5.      Zhejiang Province Economic Construction and
         Investment Company                                       -     12,000,000*          0.17  Legal person share
6.      Hongkong & Shanghai Banking
         Corporation (Nominees) Limited(A/C-8)            2,250,000     10,336,000           0.14  H share
7.      Fuguo Pingheng                                not available      5,994,143           0.08  A share
8.      Xiangshun Shiye                                   4,700,000      5,500,000*          0.08  Legal person share
9.      Shanghai Textile Material
         Trading Company                                          -      5,500,000*          0.08  Legal person share
10.     Jingfu Fund                                   not available      4,400,900           0.06  A share
------------------------------------------------------------------------------------------------------------------------------

* Shares not in circulation
Among the above shareholders, HongKong & Shanghai Banking Corporation (Nominees) Limited is a nominee company. Other than that, the Company is not aware if there is any connected relatioanship amongst the above shareholders.

LEGAL PERSON SHAREHOLDERS WITH SHAREHOLDINGS OF 10% OF MORE

As at the end of 2002, China Petroleum & Chemical Corporation held 4 billion shares in the Company, representing 55.56% of the total share capital of the Company.

Authorized representative:  Li Yizhong
Date of establishment:      25 February 2000
Registered capital:         RMB 86.7 billion (2001:RMB 86.7 billion)
Major business:             Oil and gas operations consisting of exploring, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; marketing crude oil, natural gas and refined petroleum products chemical operations including the manufacture and marketing of a wide range of chemicals for industrial uses.
Major products:             Synthetic resin, synthetic fibre monomer and polymer, synthetic fibre, synthetic rubber, chemical fertilizer and intermediate petrochemical.

Security:                   The shares held are not subject to any security.

At the end of 2002, HKSCC (Nominees) Limited held 1,858,015,401 H Shares of the Company, representing 25.81% of the total share capital of the Company.

As at 31 December 2002, save as disclosed above, no person had recorded an interest in the substantial shareholder register kept pursuant to section 16(1) of the SDI Ordinance.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OF THE COMPANY AND STAFF

NAME                        POSITION                               SEX     AGE         TERM OF OFFICE
-----------------------------------------------------------------------------------------------------
  Lu Yiping                 Chairman and President                 M        57        until June 2005
  Xu Kaicheng               Vice Chairman                          M        46        until June 2005
  Rong Guangdao             Director and Vice President            M        47        until June 2005
  Feng Jianping             Director and Vice President            M        49        until June 2005
  Zhang Zhiliang            Director and Vice President            M        49        until June 2005
  Jiang Baoxing             Director                               M        57        until June 2005
  Li Weichang               Director                               M        49        until June 2005
* Liu Wenlong               External Director                      M        62        until June 2005
* Zhang Baojian             External Director                      M        58        until June 2005
* Zhang Honglin             External Director                      M        60        until June 2005
* Huang Jian                External Director                      M        61        until June 2005
* Gu Chuanxun               Independent Director                   M        67        until June 2005
* Wang Yongshou             Independent Director                   M        62        until June 2005
* Wang Xingyu               Independent Director                   M        58        until June 2005
  Du Chongjun               Chairman of Supervisory Committee      M        48        until June 2005
  Zhang Chenghua            Supervisor                             M        47        until June 2005
  Zhu Weiyan                Supervisor                             M        54        until June 2005
* Zhang Jianjun             External Supervisor                    F        51        until June 2005
* Lu Xiangyang              External Supervisor                    M        51        until June 2005
* Chen Xinyuan              Independent Supervisor                 M        38        until June 2005
* Liu Xiangdong             Independent Supervisor                 M        51        until June 2005
  Liu Xunfeng               Vice President                         M        37        until June 2005
  Wu Haijun                 Vice President                         M        40        until June 2005
  Yin Jihai                 Vice President                         M        45        until June 2005
  Han Zhihao                Chief Financial Officer                M        51        until June 2005
  Zhang Jingming            Company Secretary                      M        45        until June 2005
-----------------------------------------------------------------------------------------------------

* Non-salaried external directors and supervisors the Company.

DIRECTORS & SUPERVISORS HOLDING POSTS IN CORPORATE SHAREHOLDERS.

NAME           NAME OF CORPORATE      POSITION                    TERM OF OFFICE    REMUNERATIONS
               SHAREHOLDERS                                                          & ALLOWANCES
                                                                                  RECEIVED YES/NO
-------------------------------------------------------------------------------------------------
Jiang Baoxing  China Petroleum &      Supervisor                   February 2002-              No
                Chemical Corporation                               February 2003
Zhang Honglin  China Petroleum &      Company Secretary            February 2002-             Yes
                Chemical Corporation                               February 2003
Huang Jian     China Petroleum &      Assistant to the President   February 2002-             Yes
                Chemical Corporation                               February 2003

EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT.

                                                                             RMB

Total emoluments                                                       2,258,778
Aggregate emoluments of the three highest paid Directors                 570,061
Aggregate emoluments of the three highest paid senior management         509,201
Allowances to Independent Directors                                          Nil
Other benefits to Independent Directors                                      Nil
Directors and Supervisors who                        Liu Wenlong, Zhang Baojian,
 did not receive any emoluments          Zhang Honglin, Huang Jian, Gu Chuanxun,
                                      Wang Yongshou, Wang Xingyu, Zhang Jianjun,
                                       Lu Xiangyang, Chen Xinyuan, Liu Xiangdong

BANDS                                                                     NUMBER
Below RMB100,000                                                               1
RMB 100,000 to RMB 250,000                                                    14

EMPLOYEES

The Company has a total of 31,489 employees, of whom 23,293 are production workers, 5,234 are sales, financial and other personnel and 2,962 are administration personnel. 17.57 percent of the employees are university or college graduates or above.

CORPORATE GOVERNANCE STRUCTURE

(1)     Current status of corporate governance in the Company

        The Company has a systemised corporate governance structure. The Company has established a sound management system of checks and balances between the shareholders in general meeting, the Board of Directors, the Supervisory Committee and management, clarifying the responsibilities of each, constructing a shareholder-oriented corporate governance structure, and building a regulatory environment for the Company that can be continuously developed. In accordance with the "Notice on the Establishment of Modern Enterprise System Inspections for Listed Companies" issued by the China Securities Regulatory Commission ("CSRC") and the State Economic Trade Commission ("SETC"), the Company has carried out self-inspections of its modern enterprise system with regard to areas such as corporate governance structure, independence, internal control systems, incentive structures, capital management and information disclosure, and submitted such self-inspection report to the CSRC and SETC.

        The Company will continue to improve its corporate governance structure, establish specialist board committees, and formulate implementing provisions for such board committees to strengthen the decision-making ability of the Board.

(2)     PERFORMANCE OF DUTIES BY THE COMPANY'S INDEPENDENT DIRECTORS

        The Company's independent directors have attended the shareholders' 2001 Annual General Meeting and Board meetings during 2002 and have discussed and reviewed the 2001 Annual Report, the 2002 Interim Report, the profit distribution plan and connected transactions in association with the Company. They have leveraged on their professional experience and expertise to furnish opinions and have diligently performed their duties as independent directors.

(3)     PLANS FOR IMPROVING THE COMPANY'S CORPORATE GOVERNANCE STRUCTURE

        While the Company has gone a long way towards building and improving a corporate governance structure aimed at safeguarding the interests of all shareholders, there remain tasks to be accomplished in order to fully comply with the Corporate Governance Standards for Listed Companies. Plans to procure improvements in our corporate governance structure are as follows:

        1. Complete as soon as practicable the revision of the articles to bring them in line with the Corporate Governance Standards for Listed Companies;

        2. Improve the Company's system of independent directors in accordance with the "Guiding Opinion on the Establishment of an Independent Director System by Listed Companies";

        3. Further regulate the relationship between the controlling shareholder and the Company;

        4. Further improve and regulate the operations of the specialized committees under the Board of Directors;

        5. Actively promote and improve performance appraisal and bonus mechanisms for directors, supervisors and senior management.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND THEIR INTERESTS IN SHARES AND OTHER SECURITIES

As at 31 December 2002, each Director, Supervisor and member of the senior management owned the following numbers of shares in the issued capital of the
Company:

                                                            NUMBER OF      NUMBER OF
                                                       SHARES HELD AT    SHARES HELD
                                                        THE BEGINNING     AT THE END     REASON FOR
NAME                POSITION                              OF THE YEAR        OF YEAR         CHANGE
---------------------------------------------------------------------------------------------------
Lu Yiping           Chairman and President                      3,600          3,600      No change
Xu Kaicheng         Vice Chairman                               3,600          3,600      No change
Rong Guangdao       Director and Vice President                 3,600          3,600      No change
Feng Jianping       Director and Vice President                 3,600          3,600      No change
Zhang Zhiliang      Director and Vice President                 3,600          3,600      No change
Jiang Baoxing       Director                                    3,600          3,600      No change
Li Weichang         Director                                    1,000          1,000      No change
Liu Wenlong         External Director                             Nil            Nil      No change
Zhang Honglin       External Director                             Nil            Nil      No change
Zhang Baojian       External Director                             Nil            Nil      No change
Huang Jian          External Director                             Nil            Nil      No change
Gu Chuanxun         Independent Director                          Nil            Nil      No change
Wang Yongshou       Independent Director                        3,600          3,600      No change
Wang Xingyu         Independent Director                          Nil            Nil      No change
Du Chongjun         Chairman of Supervisory Committee           1,000          1,000      No change
Zhang Chenghua      Supervisor                                    Nil            Nil      No change
Zhu Weiyan          Supervisor                                    Nil            Nil      No change
Zhang Jianjun       External Supervisor                           Nil            Nil      No change
Liu Xinghan         External Supervisor                           Nil            Nil      No change
Chen Xinyuan        Independent Supervisor                        Nil            Nil      No change
Liu Xiangdong       Independent Supervisor                        Nil            Nil      No change
Liu Xunfeng         Vice President                              1,500          1,500      No change
Wu Haijun           Vice President                              1,500          1,500      No change
Yin Jihai           Vice President                                Nil            Nil      No change
Han Zhihao          Chief Financial Officer                       Nil            Nil      No change
Zhang Jingming      Company Secretary                             Nil            Nil      No change
---------------------------------------------------------------------------------------------------

The shares held by the above people are A shares of the Company and represent their personal interests. Save as disclosed above, none of the Directors, Supervisors or senior management and their respective associates had any beneficial interest in or right to subscribe for any equity or debt securities of the Company or its associate corporations in 2002.

The biographical details in respect of Directors, Supervisors and senior management of the Company are set out on pages 54 to 59.

CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

The term of the third session of the Board of Directors and Board of Supervisors of the Company concluded on 18 June 2002. On the same day the Company held the 2001 Annual General Meeting, at which Mr Lu Yiping, Mr Xu Kaicheng, Mr Rong Guangdao, Mr Feng Jianping, Mr Zhang Zhiliang, Mr Jiang Baoxing, Mr Li Weichang, Mr Liu Wenlong, Mr Zhang Baojian, Mr Zhang Honglin, Mr Huang Jian, Mr Gu Chuanxun, Mr Wang Yongshou and Mr Wang Xingyu were elected as members of the fourth session of the Board of Directors. Of these, Mr Gu Chuanxun, Mr Wang Yongshou and Mr Wang Xingyu are independent directors. In addition, Mr Du Chongjun, Ms Zhang Jianjun, Mr Lu Xiangyang, Mr Chen Xinyuan and Mr Liu Xiangdong were elected as members of the fourth session of the Supervisory Committee. Of these, Mr Chen Xinyuan and Mr Liu Xiangdong are independent supervisors. Mr Zhang Chenghua and Mr Zhu Weiyan are employee representative supervisors, elected to the fourth session of the Supervisory Committee by the employees of the Company.

At the first meeting of the fourth session of the Board of Directors held on 18 June 2002, Mr Lu Yiping was elected Chairman, and Mr Xu Kaicheng was elected Vice Chairman. At the nomination of the Board, Mr Lu Yiping was appointed President. At the nomination of the President, Mr Rong Guangdao, Mr Feng Jianping, Mr Zhang Zhiliang, Mr Liu Xunfeng, Mr Wu Haijun and Mr Yin Jihai were appointed Vice Presidents of the Company, and Mr Han Zhihao was appointed Chief Financial Officer. At the nomination of the Board, Mr Zhang Jingming was appointed Company Secretary.

The first meeting of the fourth session of the Supervisory Committee was also held on 18 June 2002, at which Mr Du Chongjun was appointed Chairman of the Supervisory Committee.

Mr He Fei, an independent director of the third session of the Board of Directors, was not reappointed as a Director of the Company. Mr Jin Weicheng, Ms Xia Jianying and Mr Liu Xinghan, supervisors of the third session of the Supervisory Committee, were not reappointed as Supervisors of the Company.

DIRECTORS' INTERESTS IN CONTRACTS

None of the Directors or Supervisors of the Company had any direct or indirect beneficial interests in any contracts of significance entered into or subsisting during the year to which the Company or any of its subsidiaries was a party.

No Director or Supervisors of the Company has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

CODE OF BEST PRACTICE

The Company has complied with "The Code of Best Practice" set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended 31 December 2002.

MEETINGS OF THE BOARD

The Company held five Board meetings during the period under review, details of which are as follows:

        1. On 29 March 2002, the eleventh meeting of the third session of the Board of Directors was convened. The meeting considered and approved the 2001 report of the Directors, the 2001 financial statements, the 2001 profit appropriation plan, the 2001 annual report, the 2001 summary of annual report, the Form 20F to be filed with the Securities and Exchange Commission of the United States of America, the resolutions proposed to be considered and approved upon at the 2001 annual general meeting, as well as the working report of the General Manager. The relevant announcement was published in the Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Hong Kong Commercial Daily on 2 April 2002.

        2. On 26 April 2002, the twelfth meeting of the third session of the Board of Directors was convened. The meeting considered and approved the first quarterly report for 2002, nominated candidates for the next session of the board of directors, and considered and approved the 2002 budget and investment plan. The relevant announcement was published in the Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Hong Kong Commercial Daily on 29 April 2002.

        3. On 18 June 2002, the first meeting of the fourth session of the Board of Directors was convened. The meeting elected the Chairman, Vice Chairman, confirmed the executive Directors and their powers, appointed the President, Vice-Presidents, Chief Financial Officer and Company Secretary and nominated the Board of Directors' securities representative. The meeting also considered and approved the self-inspection report on the establishment of modern enterprise systems for listed companies, and the Company's information disclosure and internal control system. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Hong Kong Commercial Daily on 19 June 2002.

        4. On 21 August 2002, the second meeting of the fourth session of the Board of Directors was convened. The meeting approved the 2002 interim report and the 2002 interim profit distribution plan. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Hong Kong Commercial Daily on 22 August 2002.

        5. On 23 October 2002, the third meeting of the fourth session of the Board of Directors was convened. The meeting considered and approved the third quarterly report for 2002. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Hong Kong Commercial Daily on 24 October 2002.

SHAREHOLDERS' MEETINGS

2001 ANNUAL GENERAL MEETING

The Company held its 2001 Annual General Meeting on 18 June 2002 in Jinshan District, Shanghai, PRC. The AGM was attended by 79 members of the Company in person or their proxies holding 4.615 billion shares, representing approximately 64.09% of the Company's total share capital, which formed a quorum of the meeting in accordance with the requirements stipulated by the Articles and the PRC Company Law.

THE MEETING APPROVED THE FOLLOWING SEVEN RESOLUTIONS:

1       The 2001 Report of the Directors;

2.      The 2001 Report of the Supervisory Committee;

3.      The 2001 Audited Accounts;

4.      The 2001 Dividend Distribution Plan;

5. The re-appointment of KPMG Huazhen as the Company's domestic auditors for year 2002 and KPMG as the Company's international auditors for year
2002, and to authorized the Directors to fix their remuneration;

6. The election of a new session of the board of directors and a new session of the board of supervisors;

7. The Board of Directors was authorized to make amendments to the articles of association of the Company.

Resolutions of the Annual General Meeting were published in the Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Hong Kong Commercial Daily on 19 June 2002.

MAJOR EVENTS

(1)     Profit appropriation plan for 2002
        Net profit of the Company for the year ended 31 December 2002 amounted to RMB908,965,000 under PRC Accounting Rules and Regulations and RMB916,365,000 under IFRS. After two transfers, each amounting to 10% of the profit after tax, or RMB90,897,000, were made to the statutory surplus reserve and the statutory public welfare fund respectively, profit available for distribution to shareholders amounted to RMB727,171,000 (or RMB734,571,000 under IFRS). Together with RMB573,281,000 (or RMB 644,478,000 under IFRS) brought forward from retained profits, profit available for distribution to shareholders was RMB1,300,452,000 (or RMB1,379,049,000 under IFRS). The Board of
        Directors proposed to declare a final dividend of RMB0.05 per share.

(2)     Material litigation
        The Company was not involved in any material litigation or arbitration in 2002.

(3)     Acquisitions and sale
        There was no significant acquisition or sale made by the Company in 2002.

(4)     Trust financial management
        During 2002, no trust financial management was made by the Company.

(5)     Major connected transactions
        1. The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has confirmed that the conditional waivers (the "waivers") granted to the Company exempting it from compliance with certain ongoing disclosure and shareholders' approval requirements under the Listing Rules in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993, would remain valid upon completion of the reorganisation of China Petrochemical Corporation ("Sinopec"), the former substantial shareholder of the Company. Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the waivers will be carried out between the Company and Sinopec Corp, and their respective associates. The Stock Exchange has confirmed that these connected transactions will be covered by the waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

        2. The Company together with Sinopec Corp. and BP Chemicals East China Investments Limited ("BP") established a joint venture company in November 2001. The purpose of the joint venture company is to construct a 900,000 tons per annum petrochemical manufacturing facility. The amount of the total investment of the joint venture shall be RMB22.45 billion, and the registered capital shall be approximately RMB7.49 billion of which the Company should contribute 20%, Sinopec Corp. shall contribute 30% and BP shall contribute 50%.

                Sinopec Corp. is the controlling shareholder of the Company and has beneficial interest of approximately 55.56% in the existing issued share capital of the Company. It is also the substantial shareholder of the joint venture company. Accordingly, under the Listing Rules, the Company's participation in the joint venture company constitutes a connected transaction of the Company. The above joint venture project was approved by the independent shareholders at the Company's 2001 Extraordinary General Meeting.

        3.      Receivables/payables from/to connected parties

                                                         AMOUNT DUE FROM         AMOUNT DUE TO
                                                         ---------------         -------------
                                                      NET MOVEMENT  BALANCE  NET MOVEMENT  BALANCE
                CONNECTED PARTIES                          RMB'000  RMB'000       RMB'000  RMB'000
                ----------------------------------------------------------------------------------
                Sinopec Finance Company Limited            257,045  461,220       130,000  130,000
                China International United Petroleum
                 & Chemical Company Ltd. (Unipec)                -        -       149,571  423,279
                Sinopec Corp.                                  754   50,852      (184,037) 114,158
                Other fellow subsidiaries                   96,561  100,783        35,686   55,195
                ----------------------------------------------------------------------------------
                Total                                      354,360  612,855       131,220  722,632
                ==================================================================================

                PRICING PRINCIPLES OF THE CONNECTED TRANSACTIONS

                The Board of Directors of the Company believes that the above transactions were entered into in the normal course of business and are conducted on normal commercial terms or in accordance with the terms of the relevant agreements. Such transactions have been confirmed by the non-executive directors of the Company.

(6)     Trust, sub-contract and leasing
        During 2002, the Group did not enter into any trust, sub-contract or lease arrangements relating to its own assets or the assets of any other company.

(7)     Auditors
        KPMG Huazhen and KPMG were the Company's domestic and international auditors respectively in 2002.

        A resolution for the reappointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company respectively, is to be proposed at the forthcoming 2002 Annual General Meeting of the Company.

        The only fees paid by the Company to KPMG and KPMG Huazhen are their audit fees as stated below:

                                         KPMG Huazhen          KPMG

                                         (domestic)            (international)
        Audit fee for 2002               US$60,000             US$490,000
                                         (unpaid)              (unpaid)
        Audit fee for 2001               US$60,000             US$540,000
                                         (paid)                (paid)
        Travelling and accomodation      Borne by the firm     Borne by the firm
         expenses

(8)     Material contracts
        During 2002, the Company has no material contracts or contract for which the Company did not perform its obligations.

(9)     Controlling shareholder
        Sinopec Corp. is the controlling shareholder of the Company. It held 4 billion shares of the Company, representing 55.56% of the total share capital of the Company.

        Sinopec Corp. is the largest company in Asia and China in terms of production, distribution and marketing of gasoline, diesel, coal and most of other major petroleum products. Sinopec Corp. is also the largest manufacturer and distributor of petrochemical products in China and the second largest explorer, developer and producer of crude oil and natural gas in China.

(10)    Tax rate
        The charge for PRC income tax is currently calculated at the rate of 15% (2001: 15%). The Company has not received any notice from the Ministry of Finance to the effect that the 15% tax rate will not continue to be applicable to the Company in 2003.

(11)    Deposits
        The Company did not have any designated deposit during 2002. As at 31 December 2002, the Company did not have any time deposit which could not be collected upon maturity.

(12)    Guarantees
        The outstanding guarantees issued by the Company as at 31 December 2002 were as follows:

                                                                                                Guarantee
                                                                                                    for a
Guaranteed entities      Date (Agreement   Guarantee    Type of    Guarantee period  Guarantee  connected
                           signing date)      amount  guarantee                        expired      party
                                          (RMB '000)
---------------------------------------- ----------------------------------------------------------------

Shanghai Golden Conti       20 June 1998      47,230  Bank loan       20 June 1998-         No        Yes
 Petrochemical                                                         19 June 2003
 Company Limited

Shanghai Golden Conti   15 December 1998      48,000  Bank loan   15 December 1998-         No        Yes
 Petrochemical                                                     14 December 2003
 Company Limited

Shanghai Golden Conti       6 March 2002      48,000  Bank loan       6 March 2002-         No        Yes
 Petrochemical                                                         5 March 2003
 Company Limited

Shanghai Golden Conti   1 September 2002      31,200  Bank loan   1 September 2002-         No        Yes
 Petrochemical                                                       31 August 2003
 Company Limited

Shanghai Golden Conti  30 September 2002      16,800  Bank loan  30 September 2002-         No        Yes
 Petrochemical                                                    29 September 2003
 Company Limited

Shanghai Golden Conti  15 September 2002      20,160  Bank loan  15 September 2002-         No        Yes
 Petrochemical                                                    14 September 2003
 Company Limited

Shanghai Jinsen            22 March 1999      40,000  Bank loan      22 March 1999-         No        Yes
 Hydrocarbon Resins                                                   21 March 2004
 Company Limited

Shanghai Jinsen              17 May 2002      14,600  Bank loan        17 May 2002-         No        Yes
 Hydrocarbon Resins                                                     16 May 2003
 Company Limited

Others                                        79,442  Bank loan     16 August 1995-         No        Yes
                                                                   18 December 2003

Amount signed in 2002 (Rmb'000)                                                                   130,760
Guarantee amount (Rmb'000)                                                                        345,432
Including: Balance of connected guarantee amount (Rmb'000)                                        345,432

(13)    Disclosure
        Save as disclosed above, in relation to major events, or discloseable matters referred to in Article 62 of the Securities Law of the PRC,
        Article 60 of the Provisional Regulations on the Administration of the Issue and Trading of Shares of the PRC and Article 17 of the Implementing Rules on the Disclosure of Information by Publicly Listed Companies (Trial Implementation), there was no major event or discloseable matter of the Group during the year under review.

(14)    Shareholders' commitment
        Neither the Company nor any shareholder with a shareholding above 5% of the total shares in issue has disclosed in the designated newspapers or websites any commitment with any party.

(15) During 2002, the Board and the Directors had not been investigated, administratively punished or publicly criticized by the China Securities Regulatory Commission or publicly reprimanded by the Shanghai Stock Exchange.

                                                   On behalf of the Board
                                                   Lu Yiping
                                                   Chairman

        Shanghai, 26 March 2003

REPORT OF THE SUPERVISORY COMMITTEE

In 2002, the Supervisory Committee of the Company exercised its lawful powers and conscientiously performed its duties in accordance with the Company Law, relevant laws and regulations and the Company's Articles of Association to ensure regulated operations of the Company and safeguard shareholders' lawful interests from any infringement.

I.      THE SUPERVISORY COMMITTEE CONVENED FIVE MEETINGS DURING THE PERIOD.

        1. The eleventh meeting of the third session of the Supervisory Committee was convened on 28 March 2002 at the Company's headquarters, at which meeting the following was reviewed and approved:

                (1)     Report of the Supervisory Committee 2001; and

                (2) Report on the Supervisory Committee's assessment of the Company's operations and management.

        2. The twelfth meeting of the third session of the Supervisory Committee was convened on 26 April 2002 by means of correspondence, by which the following was reviewed and approved:

                (1) the nomination of seven people, namely Du Chongjun, Chen Xinyuan, Liu Xiangdong, Zhang Jianjun, Lu Xiangyang, Zhang Chenghua and Zhu Weiyan, as Supervisors for the 4th session of the Supervisory Committee; and

                (2)     the Company's first quarterly report 2002.

        3. The first meeting of the fourth session of the Supervisory Committee was convened on 18 June 2002 at the Company's headquarters, at which meeting the following was reviewed and approved:

                (1) the election of Du Chongjun as Chairman of the Supervisory Committee; and

                (2) the appointment of the Director and Deputy Director of the Office of the Supervisory Committee.

        4. The second meeting of the fourth session of the Supervisory Committee was convened on 20 August 2002 at the Company's headquarters, at which meeting a resolution approving the report of the assessment of the 2002 interim operating results of the Company was approved.

        5. The third meeting of the fourth session of the Supervisory Committee was convened on 22 October 2002 by means of correspondence, and a resolution approving the Company's third quarterly report for 2002 was reviewed and approved.

II.     COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

        During the period, the Supervisory Committee monitored management's compliance with relevant national laws and regulations and their implementation of resolutions passed by the shareholders and the Board of Directors. There were no reported cases of violations of national laws and regulations, the Articles of Association or management regulations or infringements upon the interests of the Company or shareholders by the Board of Directors, the General Manager's team or other senior management in the discharge of their duties.

III.    INDEPENDENT WORK OF THE SUPERVISORY COMMITTEE

        During the reporting period, the Supervisors have conducted meetings and have focused diligently on constructive discussions. They have actively attended meetings of the Board of Directors and furnished specific comments on the management of the Company's operations. Major proposals were put forward in 2002 in relation to enhanced management of accounts receivable to reduce bad debt risk; expenditure controls to reduce costs and increase efficiency; further optimization of inventory structure to reduce inventories; active reduction of raw material and energy consumption to meet advanced standards; and enhanced management of external investments to improve returns. The Supervisors have also conducted two meetings with KPMG Certified Public Accountants to discuss opportunities to improve the Company's management.

        The Supervisors have continued to conduct a monthly analysis of the Company's financial statements and have enhanced the contents and expanded the list of recipients of such analyses to enhance day-to-day supervision. In accordance with the requirements of the China Securities Regulatory Commission, steps have been taken to verify and enhance supervision of procedures in respect of provision for asset depreciation, applications of funds in major projects, fairness of prices in acquisition or disposal of assets, disposal of slow-moving items, asset impairment and loan guarantees furnished on behalf of subsidiaries and associate companies. Quality inspections of the physical operation of the Company's assets have continued to be carried out. Special investigations have been conducted in respect of the Company's accounts receivable, authorization for open-account sales and implementation of the bills system. Shortcomings identified in the supervision and inspection process have been rectified in a timely manner.

        In 2003, the Supervisory Committee shall continue to ensure the preservation of or growth in the Company's asset value and to safeguard shareholders' lawful interests from infringement through ongoing improvements in the corporate governance structure, strengthening regulation of proper use of assets, advancing financial budget management and continuous enhancements of the system of checks and balances.

                                                           Supervisory Committee
                                  Sinopec Shanghai Petrochemical Company Limited

Shanghai, 26 March 2003

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Lu Yiping, 57, is the Chairman of the Board and President of the Company. Mr. Lu joined the Shanghai Petrochemical Complex (the "Complex") in 1974 and has held various positions, including Deputy Director and Director of the Acrylic Fibre Plant of the Complex. In April 1994 he was appointed Vice President responsible for sales and marketing, and in June 1995 he was appointed a Director of the Company in charge of investment and project construction. He was appointed Vice Chairman and President in October 1997 and the Chairman of the Board in May 1999. He has extensive experience in large scale enterprise management. From October 1993 to April 1994, Mr. Lu was a Deputy General Manager of Shanghai Jinshan Industrial Investment Development Co., Ltd. Between 1968 and 1974 Mr. Lu worked at the Shanghai No. 16 Yarn-dyed Fabric Mill with many years of experience in management of fabric production. In 1968 Mr. Lu graduated from the Textile Engineering Department of the Shanghai Textile Technical College. He is a senior engineer.

Xu Kaicheng, 46, is Vice Chairman of the Board of Directors of the Company and the Party Secretary of the Company. He was the Chairman of the Supervisory Committee from June 1993 to June 1999. Mr. Xu joined the Complex in 1973. Prior to the establishment of the Company, Mr. Xu was the Secretary of the Communist Party Committee of the Plastics Plant of the Complex. He has considerable experience in large scale enterprise management and supervision and training of management and staff members. In 1991, he spent one year training at Mitsubishi Petrochemical Corporation in Japan. In June 1993 he became the Deputy Party Secretary of the Company. He graduated from the Shanghai Television University in 1987 majoring in management. In 1997 he received an MBA from the China Europe International Business School. He is a senior economist.

Rong Guangdao, 47, is Vice President responsible for personnel, training, strategy research and management. Mr. Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, responsible for production and planning, and in June 1995 he was appointed a Director of the Company. Mr. Rong has many years of experience in organizing and directing large scale petrochemical production and human resource development. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer.

Feng Jianping, 49, is Vice President responsible for production, equipment, safety, environment protection and diversified business. Mr. Feng joined the Complex in 1976 and he has held various senior positions, including Deputy Director and Director of Vehicle Transportation Department of the Complex, Manager of the Sales Department, General Manager of Sales and Supply Division and Deputy Chief Economist of the Company. In January 1996, Mr. Feng was appointed Vice President of the Company, responsible for marketing, and in June 1996 he was appointed a Director of the Company. Mr. Fung has considerable experience in operations management. Mr. Feng graduated from Shanghai Industry University in 1983 majoring in business management, and is a senior economist.

Zhang Zhiliang, 49, is Vice President responsible for joint venture project construction. Mr. Zhang joined the Complex in 1977 and has held various positions, including Deputy Director and Director of No. 1 Chemical Plant and Deputy Manager and Manager of the Refining and Chemical Processing Division. Mr. Zhang was appointed Vice President of the Company in April 1977 and in June 1997 he was appointed a Director of the Company. He graduated from Fudan University in 1977 majoring in synthetic chemistry. He is a senior engineer. Mr. Zhang has many years of management experience in organizing and directing large scale petrochemical operations.

Jiang Baoxing, 57, has been the Chairman of the Trade Union of the Company since the establishment of the Company. Mr. Jiang joined the Complex in 1973 and held various positions including Party Secretary and President of the Thermal Power Plant of the Complex. Mr. Jiang was elected the Chairman of the Complex's trade union in 1990 and in June 1993 he was appointed a Director of the Company. Mr. Jiang graduated from Shanghai Television University in 1988 majoring in enterprise management with a senior professional title.

Li Weichang, 49, is a Deputy Secretary of the Communist Party Committee of the Company and was appointed a Director of the Company in June 1999. He joined the Complex in 1982 and has held various positions, including Deputy Director and Director of the Propaganda Division of the Complex, Deputy Secretary of the Communist Party committee of the Shanghai College of Petrochemical Industry and Director of the Propaganda Division of the Company. In September 1998, Mr. Li was appointed Deputy Secretary of the Communist Party Committee of the Company. He has extensive experience in motivating employees and developing enterprise culture. In 1982, Mr. Li graduated from Wuhan University majoring in philosophy. He obtained an LLM at Shanghai Jiaotong University in 1995, majoring in ideological and political education with a professor level professional title.

NON EXECUTIVE DIRECTORS

Liu Wenlong, 62, is the Assistant to the President and the chief Economist of China Petrochemical Corporation ("Sinopec"), and was appointed Director of the Board of the Company in June 1999. Mr. Liu has held various positions, including Director of the Designing Office and Deputy Director of Liaison Office and Deputy Chief Engineer in Nanjing Refinery. In April 1983, he was appointed Vice President of Jinling Petrochemical Company and in August 1985, he was appointed Director of the Planning and Finance Division of Sinopec. Mr. Liu was appointed Director of the Planning Division of Sinopec in June 1988. He was appointed Chief Economist of Sinopec in November 1992 and has concurrently been Director of Planning Division since November 1996. In April 1998, he concurrently held the position of Director of the Development and Planning Division of Sinopec and assumed his current position in February 2000. Mr. Liu has engaged in the management of the petrochemical enterprise for many years, and is familiar with planning, designing and management of petrochemical enterprise. Mr. Liu also has extensive experience in enterprise planning and investment management. Mr. Liu is a senior engineer with a master's degree.

Zhang Baojian, 58, is the Director of the Finance and Planning Department of Sinopec, and was appointed a Director of the Company in June 1999. Mr. Zhang has held various positions, including Deputy Director, Director and Chief Accountant of the Finance Department of the Yueyang Petrochemical Complex. In April 1989, he became the Chief Accountant of the Finance Department of Sinopec and in 1990, he was appointed Deputy Director of the Finance Department of Sinopec. In October 1995, Mr. Zhang was appointed the Director of the Finance Department and the Chairman of Sinopec Finance Company Limited, and assumed his current position in December 2001. Mr. Zhang has extensive experience in financial management. He is a senior accountant with a bachelor's degree.

Zhang Honglin, 60, is the Secretary to the Board of China Petroleum and Chemical Corporation ("Sinopec Corp."), and was appointed a Director of the Company in June 1999. Mr. Zhang has held various positions, including the Technician of the Machine Repairing Plant of Beijing Petrochemical Complex, Deputy Secretary and Secretary of the Communist Party Committee of the Shengli Chemical Plant of Yanshan Petrochemical Company. He was appointed Deputy Secretary of the Communist Party Committee of the Petrochemical Science Research Institute of Sinopec in August 1986 and Deputy Director of the Corporate Management Department of Sinopec in August 1988. In November 1992, he was appointed the Manager of the Sinopec Sanlong Economic Development Company. He became the Director of the Assets Operation and Management Department of Sinopec in May 1997. From November 1997 to June 1998, he was Director and Deputy General Manager of China East Alliance Petrochemical Group. In June 1998, Mr. Zhang was appointed the Director of the Asset Management Department of Sinopec and he assumed his current position in December 2001. Mr. Zhang has long been engaged in enterprise management. He has extensive experience in business management and assets operation. Mr. Zhang is a senior economist with a master's degree.

Huang Jian, 61, is the Assistant to the President of Sinopec Corp., and was appointed a Director of the Company in June 1999. Mr. Huang has held various positions, including Workshop Chief and Deputy Director of Ideological Department of the Lanzhou Refinery, Deputy Director of Dispatcher's Division of the Oil Refining Department of the Oil Ministry, and Director of Production Preparation Division of Construction Command Department and Deputy General Manager of the Henan Refinery. He was appointed a Deputy General Manager of the Sales Company of Sinopec in May 1989 and a Deputy Director of Operation Coordination Department of Sinopec in November 1992. In February 1994, he was appointed the Director of Production Management Department of Sinopec and in July 1998, he was appointed Director of the Refinery Department of Sinopec. In February 2000, he was appointed Assistant to the Chief Executive of Sinopec Corp. and Director of the Planning Department and in December 2001, he assumed his current position. He has extensive experience in the management of petrochemical production. Mr. Huang is an engineer with a bachelor's degree.

INDEPENDENT DIRECTORS

Gu Chuanxun, 67, is an Independent Director of the Company. He held senior positons in Shanghai Tianyuan Petrochemical Factory and Shanghai Petrochemical Complex, and he was the Director of the Production Office of Shanghai Petrochemical Complex in 1978, the Vice President of the Complex in 1979, and the President of the Complex in 1983. Mr. Gu was appointed the Vice Major of the Shanghai Municipality in 1988. Mr. Gu was the Chairman of Changjiang Economic Joint Development Company which was jointly set up by the four cities of Shanghai, Nanjing, Wuhan and Chongqin. He graduated from Huadong Petrochemical Institute in 1961 majoring in petrochemical machinery.

Wang Yongshou, 62, since the establishment of the Company, has been a Deputy General Manager of Shanghai Jinshan Industrial Investment Development Co.,Ltd., and was appointed a Director of the Company in June 1993. In 1997 he became the President of Shanghai Jinshan Industrial Investment Development Co.,Ltd.. At present, Mr. Wang is the Senior Economic Consultant of Shanghai Jinshan Industrial Investment Development Co., Ltd.. Mr. Wang joined the Complex in 1974 and has held the positions of Deputy Director and Director of the Plastic Plant of the Complex. He became the Complex's chief economist in 1990. Mr. Wang has extensive experience in plastics production management. Mr. Wang graduated from Zhejing Petrochemical Institute in 1965 majoring in organic chemistry. Mr. Wang is a senior economist.

Wang Xingyu, 58, is a professor and the President of East China University of Science and Technology and was appointed an Independent Director of the Company in June 1999. Mr. Wang graduated from the Department of Mathematics of Fudan University in 1967 and received a master's degree in control theory from East China Normal University in 1982 and a doctorate in industrial automation from East China Institute of Chemical Technology in 1984. Mr. Wang specializes in the fields of automation, control optimization and intelligent controls. He has published numerous books and papers in these fields and is influential both in China and abroad.

SUPERVISORY COMMITTEE

The Company has a Supervisory Committee whose primary duty is the supervision of senior management of the Company, including the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company acts in the interest of the Company, its shareholders and employees and does not perform acts which violate PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholders' meetings from time to time. The Supervisory Committee currently comprises seven members, two of whom are employee representatives and four of Whom are exteral Supervisors including to independent Supervisors.

Du Chongjun, 48, is Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee of the Company, and was appointed the Chairman of the Supervisory Committee in June 1999. He joined the Complex in 1974 and has held various positions, including General Manager and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and the Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Business Division of the Company. Mr. Du has extensive experience in large scale enterprise operation, management and internal supervision. He is a senior economist with bachelor's degree.

Zhang Chenghua, 47, is the Deputy Secretary of the Communist Party Discipline Supervisory Committee and the Director of the Supervisory Committee. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Company. He has held various positions including the Deputy Party Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee, as well as the Chairman of the Trade Union of the Plant. Mr. Zhang has rich experience in enterprise management and in the work of organizing and trade union work. Mr. Zhang is an engineer with bachelor's degree.

Zhu Weiyan, 54, is the Vice Chairman of the Trade Union of the Company. In January 1977, Mr. Zhu graduated from Shanghai Fudan University physics department specializing in cryogenic superconductor, and he graduated from Shanghai No. 2 Industrial University, specializing in industrial management. Mr. Zhu used to be a teacher and in May 1979, he joined the Complex. He worked in the human resource division and other divisions of the Research Institute of the Complex, and held the positions of the Chairman of the Trade Union of the Research Institute and the Director of Propaganda Division of the Company. Mr. Zhu has experience in the work of the trade union. He holds the title of senior engineer.

EXTERNAL SUPERVISORS

Zhang Jianjun, 51, is currently Deputy Director of the Supervisory Bureau of Sinopec and was appointed external Supervisor of the Company in June 2000. After she graduated from Tianjin University in September 1975 majoring in catalyst studies, Ms. Zhang joined the Beijing Petrochemical Complex where she worked with a catalyst research team for 5 years. From January 1981 onwards, Ms. Zhang held various positions, including Deputy Secretary of the Disciplinary Committee, Deputy Director and Deputy Party Secretary of the Research Institute of Yanshan Petrochemical Corporation. In July 1996, Ms Zhang was appointed Deputy Secretary of the Disciplinary Committee and Director of the Supervisory Office of Yanshan Petrochemical Corporation. In March 1998, she became Party Secretary of the Research Institute of Yanshan Petrochemical Company Limited. She assumed her current position in February 2000. Ms. Zhang has accumulated a wealth of experience in the management of petrochemical companies, having held various positions in the senior management positions. Ms. Zhang has senior professional title.

Lu Xiangyang, 51, is the Deputy Director of the Auditing Bureau of Sinopec. Mr. Lu joined the Qianguo Oil Refinery in 1970 and held the positions of Deputy Director and Director of the Financial Department of Qianguo Oil Refinery. In March 1992, Mr. Lu was appointed the Deputy Director of the Production Auditing Division of the Auditing Department of Sinopec. In January 1993, he was appointed the Director of the Production Auditing Department of the Sinopec Huaxia Auditing Company. In March 1996, Mr. Lu became the Deputy Manager of the Sinopec Huaxia Auditing Company. He was appointed the Deputy Director of the Auditing Bureau of Sinopec in June 1997. Mr. Lu graduated from Xi'an College of Petroleum Industry in 1985, majoring in industrial enterprise accounting. He has the title of accountant with many years of management experience in financing and auditing.

INDEPENDENT SUPERVISORS

Chen Xinyuan, 38, currently President, professor and tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, was appointed Independent Supervisor of the Company in June 2000. After graduation from the Accounting Faculty, Hangzhou College of Commerce. Zhejiang in July 1985. Mr. Chen undertook graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and stayed on as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is very familiar with financial accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Liu Xiangdong, 51 currently President of Zhengda International Finance Corporation, was appointed Independent Supervisor of the Company in June 2000. Mr. Liu has held the positions of Planning and Credit Officer and Deputy Head and Head of the Credit Division. He has also been Deputy Chief and Chief of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch. He became Chief Economist and the Director of the Planning Division of Industrial and Commercial Bank of China, Shanghai Branch in August 1996. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997. He assumed his current position in 2002. Mr. Liu is a veteran in the banking sector with abundant experience in management business practices. He holds a master's degree in economics and is a senior economist.

SENIOR MANAGEMENT

Liu Xunfeng, 37, is a Vice President of the Company, responsible for development of science and technology, technological advancement, development of new products and information management. Mr. Liu joined the Complex in 1989 and has held various positions, including an Associate Chief Engineer of Aromatics Factory and Ethylene Factory under the Refinery and Petrochemical Division, a Deputy Director of Investment and Project Management Division of the Company and an Assistant to the President of the Company. In September 1989, he was appointed a Vice President of the Company. Mr. Liu graduated with a Master of Science in Engineering from Eastern China Petrochemical Institute specializing in chemical engineering. He is a senior engineer.

Wu Haijun, 40, is a Vice President of the Company responsible for overall planning, investment project and project construction. Mr. Wu joined the Complex in 1984 and has held various positions, including Deputy Director and Director of the No.2 Petrochemical Plant and Manager of the Petrochemical Department of the Company. In May 1999, he was appointed a Vice President of the Company. Mr. Wu graduated from Chemical Engineering Department of Eastern China Petrochemical Institute in 1984 and obtained an MBA from Sino-European Industrial and Commercial Institute in 1997. He is a qualified senior engineer.

Yin Jihai, 45, is the Vice President of the Company responsible for foreign joint venture and cooperation, and foreign trade. Mr. Yin joined the Complex in 1984 and has held various positions, including Assistant to the General Manager and the Deputy General Manager and the General Manager of the Sales Company. Mr. Yin became the Director of the Market Division of the Company in 1999. He was appointed the Vice President of the Company in December 2001. Mr. Yin graduated from Shanghai University of Finance and Economics specializing in trade and economics in 1984. He obtained a doctorate from Sino-European Industrial and Commercial Institute in 2001.

Han Zhihao, 51, is the Chief Financial Officer of the Company responsible for financial management. Mr. Han joined the Complex in 1976 and has held various positions, including Deputy Director of Vehicle Transportation Department, Deputy Director and the Director of Finance Department of the Complex, the Director of Finance Department of the Company and an Associate Chief Accountant. He was appointed the Chief Financial Officer of the Company in September 1998. Mr. Han obtained an MBA from the University of Canberra in Australia. Mr. Han holds the title of senior accountant.

Zhang Jingming, 45, is the Secretary of the Board and the Director of the Secretarial Office to the Board of Directors of the Company and is a qualified senior economist. In 1995 Mr. Zhang received an MBA from the University of Hull in the UK. Mr. Zhang joined the Complex in 1978. Mr. Zhang has held various positions, including Project Manager and Deputy Director of the International Department and the Company's representative in Hong Kong. Mr. Zhang is skilled in interpretation and translation for petrochemical engineering. Mr. Zhang participated in the technology exchange, agreement negotiation, project construction and technical training of the Complex's Phase II & III Projects. Mr. Zhang is well experienced in foreign exchange and company business presentation.

REPORT OF THE INTERNATIONAL AUDITORS

[LOGO OF KPMG]

To the shareholders of Sinopec Shanghai Petrochemical Company Limited (Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 61 to 106 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, China 26 March 2003

A.      FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING
        STANDARDS

        CONSOLIDATED INCOME STATEMENT
        For the year ended 31 December 2002
        (Prepared under International Financial Reporting Standards) (Amounts in thousands except per share data)

                                                                          2002            2001
                                                          Note         RMB'000         RMB'000
        --------------------------------------------------------------------------------------
        Turnover                                             2      22,322,896      20,197,396
        Less: Business taxes and surcharges                           (599,927)       (579,630)
        --------------------------------------------------------------------------------------

        Net sales                                                   21,722,969      19,617,766
        Cost of sales                                              (19,853,928)    (18,803,044)
        --------------------------------------------------------------------------------------

        Gross profit                                                 1,869,041         814,722
        Selling and administrative expenses                           (421,208)       (363,218)
        Other operating income                               3         136,631         160,022
        Other operating expenses
         Employee reduction expenses                                         -        (171,033)
         Others                                                       (154,835)        (46,308)
        --------------------------------------------------------------------------------------
        Total other operating expenses                       4        (154,835)       (217,341)
        --------------------------------------------------------------------------------------

        Profit from operations                                       1,429,629         394,185
        Share of profits/(losses) of associates                         16,065         (20,630)
        Net financing costs                                  6        (400,656)       (227,758)
        --------------------------------------------------------------------------------------
        Profit before tax                                    7       1,045,038         145,797
        Taxation                                           9(a)        (84,494)         (1,156)
        --------------------------------------------------------------------------------------
        Profit after tax                                               960,544         144,641
        Minority interests                                             (44,179)        (28,592)
        --------------------------------------------------------------------------------------
        Profit attributable to shareholders                            916,365         116,049
        --------------------------------------------------------------------------------------
        Basic earnings per share                            11   RMB     0.127   RMB     0.016
        --------------------------------------------------------------------------------------
        Dividend attributable to the year                   10         360,000               -
        --------------------------------------------------------------------------------------

The notes on pages 69 to 106 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
As at 31 December 2002
(Prepared under International Financial Reporting Standards)
(Amounts in thousands)

                                                                                            2002           2001
                                                                         Note            RMB'000        RMB'000
---------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS

Property, plant and equipment                                           12(a)         15,809,493     11,894,420
Construction in progress                                                   13            896,798      4,001,169
Interests in associates                                                    15          1,044,217        178,990
Investments                                                                16            734,497      1,305,175
Lease prepayments                                                                        550,459        551,041
Goodwill                                                                   17             49,311         62,759
Deferred tax assets                                                      9(b)             27,431         22,456
---------------------------------------------------------------------------------------------------------------

Total non-current assets                                                              19,112,206     18,016,010
---------------------------------------------------------------------------------------------------------------
CURRENT ASSETS

Inventories                                                                18          3,293,138      2,789,316
Trade debtors                                                              19            424,126        523,011
Bills receivable                                                           19            518,715        340,265
Deposits, other debtors and prepayments                                                  838,804      1,075,482
Amounts due from parent company
 and fellow subsidiaries                                                19,23            151,635         54,320
Income tax recoverable                                                                     2,669         39,704
Deposits with financial institutions                                                      84,095         40,815
Cash and cash equivalents                                                              1,660,531      1,446,678
---------------------------------------------------------------------------------------------------------------

Total current assets                                                                   6,973,713      6,309,591
---------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

Bank loans                                                                 21          3,872,315      4,106,041
Loans from a fellow subsidiary                                             21            130,000              -
Trade creditors                                                            22            858,398        935,551
Bills payable                                                              22            800,068        795,377
Other creditors                                                                          794,069        922,630
Amounts due to parent company
 and fellow subsidiaries                                                22,23            592,632        591,412
Income tax payable                                                                        26,468            281

---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              7,073,950      7,351,292
---------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                 (100,237)    (1,041,701)
---------------------------------------------------------------------------------------------------------------
Total assets less current liabilities carried forward                                 19,011,969     16,974,309
---------------------------------------------------------------------------------------------------------------

The notes on pages 69 to 106 form part of these financial statements.

As at 31 December 2002
(Prepared under International Financial Reporting Standards)
(Amounts in thousands)

                                                                                  2002              2001
                                                                  Note         RMB'000           RMB'000
--------------------------------------------------------------------------------------------------------
Total assets less current liabilities brought forward                       19,011,969        16,974,309
--------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES

Deferred income                                                     20          74,111            88,933
Bank loans                                                          21       4,590,891         3,463,747
--------------------------------------------------------------------------------------------------------

Total non-current liabilities                                                4,665,002         3,552,680
--------------------------------------------------------------------------------------------------------

Minority interests                                                             366,771           357,798
--------------------------------------------------------------------------------------------------------
Net assets                                                                  13,980,196        13,063,831
--------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital                                                       24       7,200,000         7,200,000
Reserves                                                            25       6,780,196         5,863,831
--------------------------------------------------------------------------------------------------------
                                                                            13,980,196        13,063,831
--------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the Board of Directors on 26 March 2003

  Lu Yiping                    Rong Guangdao
  Chairman                     Director

The notes on pages 69 to 106 form part of these financial statements

BALANCE SHEET
As at 31 December 2002
(Prepared under International Financial Reporting Standards)
(Amounts in thousands)

                                                                                  2002              2001
                                                                  Note         RMB'000           RMB'000
--------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS

Property, plant and equipment                                    12(b)      13,951,705        10,018,105
Construction in progress                                            13         853,868         3,963,317
Interests in subsidiaries                                           14       2,118,585         2,018,138
Interests in associates                                             15         838,768            86,947
Investments                                                         16         164,024           790,238
Lease prepayments                                                              505,819           499,748
Goodwill                                                            17          49,311                 -
Deferred tax assets                                               9(b)          27,431            22,456
--------------------------------------------------------------------------------------------------------

Total non-current assets                                                    18,509,511        17,398,949
--------------------------------------------------------------------------------------------------------
CURRENT ASSETS

Inventories                                                         18       2,888,846         2,293,171
Trade debtors                                                       19         239,254           284,601
Bills receivable                                                    19         454,884           218,213
Deposits, other debtors and prepayments                                        532,268           620,324
Amounts due from parent company
 and fellow subsidiaries                                         19,23         148,595            54,320
Income tax recoverable                                                               -            39,704
Deposits with financial institutions                                            26,095            20,815
Cash and cash equivalents                                                    1,201,180           987,549
--------------------------------------------------------------------------------------------------------

Total current assets                                                         5,491,122         4,518,697
--------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

Bank loans                                                          21       3,223,431         3,374,502
Trade creditors                                                     22         581,798           682,016
Bills payable                                                       22         799,727           795,221
Other creditors                                                                662,189           659,687
Amounts due to parent company
 and fellow subsidiaries                                         22,23         592,632           591,412
Income tax payable                                                              16,858                 -
--------------------------------------------------------------------------------------------------------

Total current liabilities                                                    5,876,635         6,102,838
--------------------------------------------------------------------------------------------------------
Net current liabilities                                                       (385,513)       (1,584,141)
--------------------------------------------------------------------------------------------------------
Total assets less current liabilities carried forward                       18,123,998        15,814,808
--------------------------------------------------------------------------------------------------------

The notes on pages 69 to 106 form part of these financial statements.

As at 31 December 2002
(Prepared under International Financial Reporting Standards)
(Amounts in thousands)

                                                                                  2002              2001
                                                                  Note         RMB'000           RMB'000
--------------------------------------------------------------------------------------------------------
Total assets less current liabilities brought forward                       18,123,998        15,814,808
--------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES

Bank loans                                                          21       4,143,802         2,750,977
--------------------------------------------------------------------------------------------------------

Net assets                                                                  13,980,196        13,063,831
--------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital                                                       24       7,200,000         7,200,000
Reserves                                                            25       6,780,196         5,863,831
--------------------------------------------------------------------------------------------------------

                                                                            13,980,196        13,063,831
--------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the Board of Directors on 26 March 2003

  Lu Yiping                        Rong Guangdao
  Chairman                         Director

The notes on pages 69 to 106 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2002
(Prepared under International Financial Reporting Standards)
(Amounts in thousands)

                                                                                  2002              2001
                                                                  Note         RMB'000           RMB'000
--------------------------------------------------------------------------------------------------------
Cash generated from operations                                     (a)       2,348,821         2,867,146

Interest paid                                                                 (524,254)         (450,846)
Income tax paid                                                                (50,344)          (47,727)
Income tax refunded                                                             24,097            19,318
--------------------------------------------------------------------------------------------------------

Cash flows from operating activities                                         1,798,320         2,387,891
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES

Interest income received                                                        25,323            40,909
Investment income received                                                      47,635            41,632
Capital expenditure                                                         (2,404,293)       (4,358,176)
Proceeds from disposal of property, plant
 and equipment                                                                  23,764             8,339
Purchase of investments                                                       (269,430)         (455,638)
Proceeds from disposal of investments                                           42,516            47,018
Increase in time deposits                                                      (84,095)          (40,815)
Maturity of time deposits                                                       40,815            28,000
--------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                       (2,577,765)       (4,688,731)
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES

Proceeds from loans                                                          7,575,168         5,726,169
Repayment of loans                                                          (6,551,874)       (3,206,184)
Dividend paid                                                                        -          (432,000)
Dividends paid to minority interests                                           (35,206)           (1,047)
Capital contribution from minority interests                                         -            50,000
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                           988,088         2,136,938
--------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                               208,643          (163,902)

Cash and cash equivalents at 1 January                                       1,446,678          1,612,197

Effect of exchange rate fluctuations on cash held                                5,210            (1,617)
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents at 31 December                                     1,660,531         1,446,678
--------------------------------------------------------------------------------------------------------

The notes on pages 69 to 106 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2002
(Prepared under International Financial Reporting Standards)
(Amounts in thousands)

(a)     Reconciliation of profit before tax to cash generated from operations:

                                                                                  2002              2001
                                                                               RMB'000           RMB'000
--------------------------------------------------------------------------------------------------------
Profit before tax                                                            1,045,038           145,797
Interest income                                                                (25,015)          (40,719)
Investment income                                                              (36,505)          (44,727)
Share of (profits)/losses of associates                                        (16,065)           20,630
Interest expense                                                               421,747           278,093
Depreciation                                                                 1,585,823         1,359,642
Amortisation of lease prepayments                                               14,518                 -
Amortisation of goodwill                                                        13,448            13,448
Amortisation of deferred income                                                (14,822)          (14,822)
Unrealised exchange gain                                                        (5,086)          (12,601)
Loss on disposal of property, plant and equipment                               85,134            15,444
(lncrease)/decrease in inventories                                            (503,822)          617,365
Decrease/(increase) in debtors, bills receivable and deposits                   80,792           (72,214)
(Decrease)/(increase in trade creditors, other creditors
 and bills payable                                                            (200,269)          745,906
Decrease in balances with parent company and
 fellow subsidiaries                                                           (96,095)         (144,096)
--------------------------------------------------------------------------------------------------------

Cash generated from operations                                               2,348,821         2,867,146
--------------------------------------------------------------------------------------------------------

The notes on pages 69 to 106 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended 31 December 2002
(Prepared under International Financial Reporting Standards)
(Amounts in thousands)

                                                      SHARE           SHARE                     RETAINED
                                                    CAPITAL         PREMIUM       RESERVES      EARNINGS           TOTAL
                                            Note    RMB'000         RMB'000        RMB'000       RMB'000          RMB000
------------------------------------------------------------------------------------------------------------------------
At 31 December 2000                               7,200,000       2,420,841      2,932,796       947,997      13,501,634

Profit attributable to shareholders                       -               -              -       116,049         116,049
Appropriation                                 25          -               -         14,320       (14,320)              -
Dividend                                   10(b)          -               -              -      (432,000)       (432,000)
------------------------------------------------------------------------------------------------------------------------
At 31 December 2001, as
 previously reported                              7,200,000       2,420,841      2,947,116       617,726      13,185,683

Adjustments to land use rights             25(g)          -               -       (148,604)       26,752        (121,852)
------------------------------------------------------------------------------------------------------------------------
At 31 December 2001, as
 reclassified                                     7,200,000       2,420,841      2,798,512       644,478      13,063,831

Profit attributable to shareholders                       -               -              -       916,365         916,365
Appropriation                                 25          -               -        181,794      (181,794)              -
------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                               7,200,000       2,420,841      2,980,306     1,379,049      13,980,196
------------------------------------------------------------------------------------------------------------------------

The notes on pages 69 to 106 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
(Prepared under International Financial Reporting Standards)

1       SIGNIFICANT ACCOUNTING POLICIES

        The significant accounting policies adopted in the preparation of the financial statements are set out below:

        (a)     STATEMENT OF COMPLIANCE
                The financial statements of Sinopec Shanghai Petrochemical Company Limited ("the Company") and its subsidiaries (collectively "the Group") have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

                The Company also prepares a set of financial statements which complies with the People's Republic of China ("PRC") Accounting Rules and Regulations. A reconciliation of the Group's results and the Group and the Company's shareholders' equity prepared under IFRS and PRC Accounting Rules and Regulations is presented in section C.

        (b)     BASIS OF PREPARATION
                The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment where stated in note 1(d). The accounting policies have been consistently applied by the Group. As described in note 25(g) to the financial statements, land use rights are carried at cost less amortisation effective 1 January 2002. The effect of this change resulted in a decrease in the shareholders' equity as of 1 January 2002.

                The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

        (c)     BASIS OF CONSOLIDATION
                (i)     Subsidiaries
                The consolidated financial statements of the Group include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those enterprises controlled by the Company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The share of results attributable to minority interests is deducted from or added to profit after tax.

(Prepared under International Financial Reporting Standards)

        (c)     BASIS OF CONSOLIDATION (continued)
                (ii)    Associates
                        Associates are those enterprises in which the Company or the Group has significant influence, but not control, over the financial and operating policies. The Company's financial statements and the Group's consolidated financial statements include the Company's and the Group's share of the total recognised gains and losses of the principal associates on an equity accounted basis respectively, from the date that significant influence commences until the date that significant influence ceases. When the Company's or the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company or the Group has incurred obligations in respect of the associate.

                (iii)   Transactions eliminated on consolidation
                        All material intercompany transactions and balances, and any unrealised gains arising from intercompany transactions, are eliminated on consolidation.

                (iv)    Goodwill
                        Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of their net identifiable assets on acquisition. Goodwill is stated at cost less amortisation and impairment losses (see note 1 (r)). Amortisation is charged on a straight-line basis to the income statement over its economic useful life.

                        Negative goodwill arising on acquisition represents the excess of the fair value of the net identifiable assets of subsidiaries acquired over the cost of acquisition. Negative goodwill is, where material, credited to deferred income which is recognised in the income statement on a systematic basis.

        (d)     PROPERTY, PLANT AND EQUIPMENT
                Property, plant and equipment are stated in the balance sheet at cost or valuation (see note 12(d)) less accumulated depreciation and impairment losses (see note 1(r)). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

                (i)     Subsequent expenditure
                        Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

(Prepared under International Financial Reporting Standards)

        (d)     PROPERTY, PLANT AND EQUIPMENT (continued)
                (ii)    Depreciation and amortisation
                        Depreciation is provided to write off the costs/revalued amount of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

                        Buildings                                15 to 40 years
                        Plant, machinery, equipment and others    5 to 14 years

                (iii)   Retirement or disposal
                        Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

                (iv)    Lease prepayments
                        Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights. At 31 December 2002, lease prepayments which comprise of land use rights have been presented in a separate balance sheet caption. Accordingly, the comparative amount at 31 December 2001 which was previously included in property, plant and equipment was reclassified to conform with the current year's presentation.

        (e)     CONSTRUCTION IN PROGRESS
                Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses (see note1(r)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

                Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

                No depreciation is provided in respect of construction in progress.

        (f)     INVESTMENTS IN SUBSIDIARIES
                In the Company's financial statements, investments in subsidiaries are accounted for using the equity method.

        (g)     INVESTMENTS
                Investments in unlisted equity securities are stated at cost less provision for impairment losses (see note 1(r)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

(Prepared under International Financial Reporting Standards)

        (h)     INVENTORIES
                Inventories, other than spare parts and consumables, are carried at the lower of cost and net realisable value. Cost includes the cost of materials computed using the weighted average method and expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

                When inventories are sold, the carrying amount of the inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

                Spare parts and consumables are stated at cost less any provision for obsolescence.

        (i)     TRADE DEBTORS
                Trade debtors are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

        (j)     CASH AND CASH EQUIVALENTS
                Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

        (k)     TRANSLATION OF FOREIGN CURRENCIES
                Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates ruling at the transaction dates.

                Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People's Bank of China at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Renminbi at the foreign exchange rate ruling at the date of the transaction.

                Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment to the extent that they are regarded as an adjustment to interest costs are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

(Prepared under International Financial Reporting Standards)

        (l)     REVENUE RECOGNITION
                Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

                Dividend income is recognised when the shareholder's right to receive payment is established.

        (m)     GRANTS
                Capital-based government grants consist of grants for the purchase of equipment used for technology improvements. Such grants are offset against the cost of asset to which the grant related and are recognised in the income statement on a systematic basis over the useful life of the asset.

        (n)     NET FINANCING COSTS
                Net financing costs comprise interest expense on borrowings, interest income on bank deposits, foreign exchange gains and losses and bank charges.

                Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and at the rate applicable.

                All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

        (o)     REPAIRS AND MAINTENANCE EXPENSES
                Repairs and maintenance expenses, including cost of major overhaul, are charged to the income statement as and when they are incurred.

        (p)     RESEARCH AND DEVELOPMENT COSTS
                Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognised as expenses in the period in which they are incurred.

(Prepared under International Financial Reporting Standards)

        (q)     RETIREMENT BENEFITS
                The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in note 27.

        (r)     IMPAIRMENT LOSS
                The carrying amounts of the Group's long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

                The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

        (s)     DEFERRED INCOME
                Deferred income is amortised on a straight-line basis to the income statement over 10 years.

        (t)     DIVIDENDS
                Dividends are recognised as a liability in the period in which they are declared.

        (u)     INCOME TAX
                Income tax on the income statement for the year comprises current and deferred tax.

                Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(Prepared under International Financial Reporting Standards)

        (u)     INCOME TAX (continued)
                Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable income. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged to the income statement.

                A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

        (v)     PROVISIONS
                A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

        (w)     RELATED PARTIES
                For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

        (x)     SEGMENT REPORTING
                A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

(Prepared under International Financial Reporting Standards)

2       TURNOVER
        The Group's principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

        Turnover represents the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

3       OTHER OPERATING INCOME

                                                                2002       2001
                                                             RMB'000    RMB'000
        -----------------------------------------------------------------------
        Income from rendering of services                     63,739     66,939
        Income from joint ventures and other unlisted         36,505     44,727
         investments
        Amortisation of deferred income (Note 20)             14,822     14,822
        Others                                                21,565     33,534
        -----------------------------------------------------------------------
                                                             136,631    160,022
        -----------------------------------------------------------------------

4       OTHER OPERATING EXPENSES

                                                                2002       2001
                                                             RMB'000    RMB'000
        -----------------------------------------------------------------------
        Employee reduction expenses (Note 5)                       -    171,033
        Loss on disposal of property, plant and equipment     85,134     15,444
        Amortisation of goodwill (Note 17)                    13,448     13,448
        Service fee                                           26,798      7,000
        Donation                                               1,699      1,425
        Others                                                27,756      8,991
        -----------------------------------------------------------------------
                                                             154,835    217,341
        -----------------------------------------------------------------------

5       EMPLOYEE REDUCTION EXPENSES
        In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 171,033,000 during the year ended 31 December 2001 in respect of the voluntary resignation of approximately 1,500 employees.

        There was no employee reduction expenses incurred during the year ended 31 December 2002.

(Prepared under International Financial Reporting Standards)

6.      NET FINANCING COSTS

                                                                2002       2001
                                                             RMB'000    RMB'000
        -----------------------------------------------------------------------
        Interest on bank loans and advances                  523,500    445,469
        Less: Amount capitalised as construction in
         progress*                                          (101,753)  (167,376)
        -----------------------------------------------------------------------
        Interest expenses, net                               421,747    278,093
        Interest income                                      (25,015)   (40,719)
        Foreign exchange loss/(gain), net                      3,924     (9,616)
        -----------------------------------------------------------------------
                                                             400,656    227,758
        -----------------------------------------------------------------------

        * Borrowing costs have been capitalised at a rate of between 4.18% and 6.03% per annum (2001: 5.85% -6.03%) for construction in progress.

7.      PROFIT BEFORE TAX
        Profit before tax is arrived at after charging:

                                                                2002        2001
                                                             RMB'000     RMB'000
        ------------------------------------------------------------------------
        Cost of inventories#                              19,853,928  18,803,044
        Depreciation#                                      1,585,823   1,359,642
        Repairs and maintenance expenses#                    673,255     614,907
        Research and development costs#                       83,952      40,808
        Employer's pension costs

         - Municipal retirement scheme costs#                168,747     182,975
         - Supplementary retirement scheme costs#             24,781      25,741
        Staff costs#                                       1,079,318   1,067,441
        Auditors' remuneration                                 4,510       4,950
        ------------------------------------------------------------------------

        # Cost of inventories includes RMB 3,615,876,000 (2001:RMB 3,291,514,000) relating to staff costs, depreciation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

            The profit attributable to shareholders of RMB 916,365,000 (2001:RMB 116,049,000) has been dealt with in the financial statements of the Company.

(Prepared under International Financial Reporting Standards)

8       DIRECTORS' AND SUPERVISORS' EMOLUMENTS
        Directors' and supervisors' emoluments:

                                                                2002        2001
                                                             RMB'000     RMB'000
        ------------------------------------------------------------------------
        Directors' fees                                            -           -
        Salaries and other benefits                              394         388
        Retirement scheme contributions                           50          51
        Discretionary bonuses                                  1,148         812
        ------------------------------------------------------------------------
                                                               1,592       1,251
        ------------------------------------------------------------------------

        Salaries and other benefits paid to independent non-executive directors and supervisors amounted to RMB Nil and RMB 370,209 respectively (2001:RMB Nil and RMB 286,136 respectively).

        The remuneration of the directors and supervisors are within the following band:

                Hong Kong dollars            Number of directors and supervisors
                                                       2002                2001
        -----------------------------------------------------------------------
        0-1,000,000                                      21                  22
        -----------------------------------------------------------------------

        The five highest paid individuals in the Group in 2002 and 2001 were all executive directors whose total emoluments have been shown above.

9       TAXATION

        (a)     TAXATION IN THE CONSOLIDATED INCOME STATEMENT REPRESENTS:

                                                               2002        2001
                                                            RMB'000     RMB'000
                ---------------------------------------------------------------
                Provision for PRC income tax for the
                 year                                       155,874       7,948
                Deferred taxation(Note9(b)(ii))              (4,975)     12,526
                ---------------------------------------------------------------
                Tax refund                                  150,899      20,474
                                                            (66,405)    (19,318)
                ---------------------------------------------------------------
                                                             84,494       1,156
                ---------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

        (a)     TAXATION IN THE CONSOLIDATED INCOME STATEMENT REPRESENTS:
                (continued)

                Pursuant to the document "Cai Shui Zi (1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB 66,405,000 (2001:RMB 19,318,000) during the year relating to the purchase of equipment produced in the PRC for technological improvements.

                A reconciliation of income tax calculated at the applicable tax rate with income tax expense is as follows:

                                                               2002        2001
                                                            RMB'000     RMB'000
                ---------------------------------------------------------------

                Profit before taxation                    1,045,038     145,797
                ---------------------------------------------------------------
                Expected PRC tax at statutory tax
                 rate of 15%                                156,756      21,870
                Non-deductible expenses                           -       3,095
                Non-taxable earnings                        (10,108)     (4,975)
                Income tax refund                           (66,405)    (19,318)
                Differential tax rate on
                 subsidiaries income                          4,251         484
                ---------------------------------------------------------------
                Income tax expense                           84,494       1,156
                ---------------------------------------------------------------

                The charge for PRC income tax is calculated at the rate of 15% (2001: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry on business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2003. As such, it is possible that the Company's tax rate will increase in 2003.

(Prepared under International Financial Reporting Standards)

        (b)     DEFERRED TAXATION:

                (i) Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

                                                                            THE GROUP AND THE COMPANY
                                                            ----------------------------------------------------------
                                                                  ASSETS             LIABILITIES         NET BALANCE
                                                               2002      2001       2002      2001      2002      2001
                                                            RMB'000   RMB'000    RMB'000   RMB'000   RMB'000   RMB'000
                        ----------------------------------------------------------------------------------------------
                        Current
                         Provisions                          15,171     8,796          -         -    15,171     8,796
                        Non-current
                         Land use rights (Note)              20,978    21,503          -         -    20,978    21,503
                         Capitalisation of borrowing costs        -         -     (8,718)   (7,843)   (8,718)   (7,843)
                        ----------------------------------------------------------------------------------------------
                        Deferred tax assets/(liabilities)    36,149    30,299     (8,718)   (7,843)   27,431    22,456
                        ----------------------------------------------------------------------------------------------

                        There is no other significant deferred tax asset or liability that has not been provided for in the financial statements.

                (ii) Movements in the deferred tax assets and liabilities are as follows:

                                                                        THE GROUP AND THE COMPANY
                                                                 -----------------------------------------
                                                                 BALANCE AT     Recognised      BALANCE AT
                                                                  1 JANUARY      in income     31 DECEMBER
                                                                       2002      statement            2002
                                                                    RMB'000        RMB'000         RMB'000
                ------------------------------------------------------------------------------------------
                Current
                 Provisions                                           8,796          6,375          15,171
                Non-current
                 Land use rights (Note)                              21,503           (525)         20,978
                 Capitalisation of borrowing costs                   (7,843)          (875)         (8,718)
                ------------------------------------------------------------------------------------------

                Net deferred tax assets                              22,456          4,975          27,431
                ------------------------------------------------------------------------------------------

Note: As described in note 25(g) to the financial statement, land use rights are carried at cost effective 1 January 2002. Accordingly, the surplus on the revaluation of land use rights net of deferred asset are reversed to shareholders' equity.

(Prepared under International Financial Reporting Standards)

10      DIVIDEND

        (a)     DIVIDEND ATTRIBUTABLE TO THE YEAR

                                                       THE GROUP AND THE COMPANY
                                                      --------------------------
                                                          2002              2001
                                                       RMB'000           RMB'000
        ------------------------------------------------------------------------
        Final dividend proposed after the balance
         sheet date of RMB 0.05 per share
         (2001:RMB Nil per share)                      360,000                 -
        ------------------------------------------------------------------------

                Pursuant to a resolution passed at the directors' meeting on 26 March 2003, a final dividend of RMB 0.05 per share totalling RMB 360,000,000 (2001:RMB Nil) was proposed for shareholders' approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

        (b) DIVIDEND ATTRIBUTABLE TO THE PREVIOUS FINANCIAL YEAR, APPROVED AND PAID DURING THE YEAR

                                                       THE GROUP AND THE COMPANY
                                                      --------------------------
                                                          2002              2001
                                                       RMB'000           RMB'000
        ------------------------------------------------------------------------
        Final dividend in respect of the previous
         financial year, approved and paid during
         the year, of RMB Nil per share
         (2001: RMB 0.06 per share)                          -           432,000
        ------------------------------------------------------------------------

11      BASIC EARNINGS PER SHARE

        The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 916,365,000 (2001:RMB 116,049,000) and 7,200,000,000 (2001:7,200,000,000) shares in issue during the year.

        The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

(Prepared under International Financial Reporting Standards)

12      PROPERTY, PLANT AND EQUIPMENT

        (a)     THE GROUP

                                                                        PLANT
                                                                    AND OTHER
                                              BUILDINGS          FIXED ASSETS           TOTAL
                                                RMB'000               RMB'000         RMB'000
        -------------------------------------------------------------------------------------
        COST OR VALUATION:

        At 1 January 2002                     4,677,058            18,764,223      23,441,281
        Additions                                42,010               173,093         215,103
        Transferred from construction
         in progress (Note 13)                   70,451             5,324,240       5,394,691
        Disposals                               (57,656)             (350,445)       (408,101)
        -------------------------------------------------------------------------------------
        At 31 December 2002                   4,731,863            23,911,111      28,642,974
        -------------------------------------------------------------------------------------

        ACCUMULATED DEPRECIATION:

        At 1 January 2002                     2,207,599             9,339,262      11,546,861
        Charge for the year                     163,348             1,422,475       1,585,823
        Written back on disposal                (11,978)             (287,225)       (299,203)
        -------------------------------------------------------------------------------------
        At 31 December 2002                   2,358,969            10,474,512      12,833,481
        -------------------------------------------------------------------------------------
        NET BOOK VALUE:

        At 31 December 2002                   2,372,894            13,436,599      15,809,493
        -------------------------------------------------------------------------------------
        At 31 December 2001                   2,469,459             9,424,961      11,894,420
        -------------------------------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

        (b)     THE COMPANY

                                                                        PLANT
                                                                    AND OTHER
                                              BUILDINGS          FIXED ASSETS           TOTAL
                                                RMB'000               RMB'000         RMB'000
        -------------------------------------------------------------------------------------
        COST OR VALUATION:

        At 1 January 2002                     3,921,143            16,633,256      20,554,399
        Additions                                   249               113,980         114,229
        Transferred from/(to)
         subsidiaries, net                       57,830               (91,561)        (33,731)
        Transferred from construction
         in progress (Note 13)                   59,620             5,092,626       5,152,246
        Disposals                               (49,306)             (283,957)       (333,263)
        -------------------------------------------------------------------------------------

        At 31 December 2002                   3,989,536            21,464,344      25,453,880
        -------------------------------------------------------------------------------------

        ACCUMULATED DEPRECIATION:

        At 1 January 2002                     2,044,833             8,491,461      10,536,294
        Charge for the year                     130,302             1,264,082       1,394,384
        Transferred to subsidiaries, net        (16,557)             (153,024)       (169,581)
        Written back on disposal                 (9,459)             (249,463)       (258,922)
        -------------------------------------------------------------------------------------

        At 31 December 2002                   2,149,119             9,353,056      11,502,175
        -------------------------------------------------------------------------------------
        NET BOOK VALUE:

        At  31 December 2002                  1,840,417            12,111,288      13,951,705
        -------------------------------------------------------------------------------------

        At 31 December 2001                   1,876,310             8,141,795      10,018,105
        -------------------------------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

        (c) All of the Group's buildings are located in the PRC (including Hong Kong).

                Buildings in Hong Kong with a net book value of RMB 38,870,000 (2001:RMB 40,056,000) were held under medium-term leases.

        (d) The Company was established in the PRC on 29 June 1993 as a joint stock limited company as part of the restructuring of Shanghai Petrochemical Complex ("SPC"). On the same date, the principal business undertakings of SPC together with the relevant assets and liabilities were taken over by the Company. As required by the relevant PRC rules and regulations, a valuation of the assets and liabilities to be injected into the Company was carried out as at 1 January 1993 by the State-owned Assets Administration Bureau and the injected assets and liabilities were reflected in the financial statements on this basis.

                In accordance with IAS 16, subsequent to this revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 30 September 1999, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

13      CONSTRUCTION IN PROGRESS

                                            THE GROUP                  THE COMPANY
                                     -----------------------     ----------------------
                                           2002         2001          2002         2001
                                        RMB'000      RMB'000       RMB'000      RMB'000
        -------------------------------------------------------------------------------
        At 1 January                  4,001,169    1,720,987     3,963,317    1,706,228
        Additions                     2,290,320    4,298,477     2,042,797    4,260,176
        Transferred to property,
         plant and equipment
         (Note 12)                   (5,394,691)  (2,018,295)   (5,152,246)  (2,003,087)
        -------------------------------------------------------------------------------
        At 31 December                  896,798    4,001,169       853,868     3,963,317
        --------------------------------------------------------------------------------

        Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned at 31 December 2002, after deducting government grants totalling RMB Nil (2001:RMB 327,710,000) that compensate the Company for the cost of construction.

(Prepared under International Financial Reporting Standards)

14.     INTERESTS IN SUBSIDIARIES

                                                   2002         2001
                                                RMB'000      RMB'000
--------------------------------------------------------------------
Share of net assets                           1,873,102    1,564,211
Amounts due from subsidiaries                   262,007      410,996
Goodwill                                              -       62,759
Negative goodwill (Note 20)                     (16,524)     (19,828)
---------------------------------------------------------------------
                                              2,118,585    2,018,138
---------------------------------------------------------------------

The above amount represents the Company's interest in its consolidated subsidiaries. The particulars of these subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group, at 31 December 2002 are as follows:

                                                  PERCENTAGE OF EQUITY
                                 REGISTERED     HELD BY THE         HELD BY
                                    CAPITAL         COMPANY    SUBSIDIARIES       PRINCIPAL
COMPANY                                '000               %               %      ACTIVITIES
-------------------------------------------------------------------------------------------
Shanghai Petrochemical         RMB  650,000             100               -      Investment
  Investment Development                                                         management
  Company Limited

SPC Marketing Development      RMB   25,000             100               -      Trading in
 Corporation                                                                  Petrochemical
                                                                                   products

China Jinshan Associated       RMB   25,000              70               -      Import and
 Trading Corporation                                                              export of
                                                                              petrochemical
                                                                               products and
                                                                                  equipment

Shanghai Jinhua Industrial     RMB   25,500               -           81.46      Trading in
 Company Limited                                                              petrochemical
                                                                                   products

Shanghai Jindong               RMB   40,000               -              60      Trading in
 Petrochemical Industrial                                                     petrochemical
 Company Limited                                                                   products

(Prepared under International Financial Reporting Standards)

                                                  PERCENTAGE OF EQUITY
                                 REGISTERED     HELD BY THE         HELD BY           PRINCIPAL
                                    CAPITAL         COMPANY    SUBSIDIARIES          ACTIVITIES
COMPANY                                '000               %               %
-----------------------------------------------------------------------------------------------
Zhejiang Jinzhe                RMB   40,000               -           58.43          Trading in
 Petrochemical Associated                                                         petrochemical
 Company Limited                                                                       products

Shanghai Golden Way            US $   3,460               -              75       Production of
 Petrochemical Company                                                            vinyl acetate
 Limited                                                                               products

Shanghai Jinchang              US $   4,750               -           50.38       Production of
 Engineering Plastics                                                             polypropylene
 Company Limited                                                              compound products

Shanghai Golden-Phillips       US $  50,000               -              60       Production of
 Petrochemical                                                                     polyethylene
 Company Limited                                                                       products

Zhejiang Jin Yong              RMB  250,000              75               -       Production of
 Acrylic Fibre                                                                    acrylic fibre
 Company Limited                                                                       products

Shanghai Petrochemical         RMB  220,000             100               -          Investment
 Enterprise Development                                                              management
 Company Limited

Shanghai Petrochemical         RMB    3,000               -             100       Production of
 Jianghai Textiled Yarn Plant                                                     textiled yarn
                                                                                       products

None of the subsidiaries has issued any debt securities.

In 2002, one of the Group's wholly owned subsidiaries, Shanghai Jinyang Acrylic Fibre Plant ("Jinyang") was deregistered.

Since then, Jinyang's operations were combined with the Company's Acrylic Fibre Division and all of its assets and liabilities were transferred to the Company on the same date at carrying value.

(Prepared under International Financial Reporting Standards)

15.     INTERESTS IN ASSOCIATES

                                        THE GROUP              THE COMPANY
                                    -------------------    ---------------------
                                       2002        2001         2002        2001
                                    RMB'000     RMB'000      RMB'000     RMB'000
--------------------------------------------------------------------------------
Share of net assets                1,044,217     178,990     838,768      86,947
--------------------------------------------------------------------------------
The above amount represents the share of net assets of the Group's interest in its associates. The particulars of these associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 31 December 2002 are as follows:

                                                  PERCENTAGE OF EQUITY
                              REGISTERED      HELD BY THE         HELD BY
                                 CAPITAL          COMPANY    SUBSIDIARIES           PRINCIPAL
COMPANY                             '000                %               %          ACTIVITIES
---------------------------------------------------------------------------------------------
Shanghai Golden Conti        US$  35,640                -              48          Trading in
 Petrochemical Company                                                          petrochemical
 Limited                                                                             products

Shanghai Jinsen              US$  14,695                -              40       Production of
 Hydrocarbon Resins                                                           resins products
 Company Limited

Shanghai Jinpu Plastics      US$  20,204                -              50       Production of
 Packaging Material                                                             polypropylene
 Company Limited                                                                         film

Zhejiang Jiulong             RMB  15,000                -              50          Trading in
 Petrochemical Company                                                          petrochemical
                                                                                     products

Shanghai YaNan Electrical    RMB   5,420                -              44          Trading of
 Appliances Company                                                                electrical
                                                                                   appliances

SPC XinLian                  RMB  11,000                -              36            Catering
 Entertainment Company                                                               services

XinLian Special Sealings     RMB   5,000                -              33       Production of
 Company                                                                      special sealing
                                                                                     material

Shanghai Secco               US$  901,441              20               -       Manufacturing
 Petrochemical                                                               and distribution
 Company Limited                                                                  of chemical
                                                                                     products

Shanghai Chemical            RMB 2,372,439          38.26               -           Planning,
 Industry Park Development                                                        development
 Company Limited                                                                and operation
                                                                              of the Chemical
                                                                             Industry Park in
                                                                                Shanghai, PRC

(Prepared under International Financial Reporting Standards)

16.     INVESTMENTS

                                                                THE GROUP               THE COMPANY
                                                          ---------------------   ------------------------
                                                              2002         2001        2002          2001
                                                           RMB'000      RMB'000     RMB'000       RMB'000
----------------------------------------------------------------------------------------------------------
Investments in joint ventures                              121,691      765,023           _       626,214
Investments in non-consolidated subsidiaries(unlisted)     287,740      209,072           -             -
Other unlisted investments                                 334,724      335,848     164,024       164,024
----------------------------------------------------------------------------------------------------------
                                                           744,155    1,309,943     164,024       790,238
Less: Provision                                             (9,658)      (4,768)          -             -
----------------------------------------------------------------------------------------------------------
                                                           734,497    1,305,175     164,024       790,238
----------------------------------------------------------------------------------------------------------

        The Group's other investments in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these investments during the year ended 31 December 2002 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for.

        Investments in non-consolidated subsidiaries represent the Company's investments in these subsidiaries which do not principally affect the results, assets or liabilities of the Group and, therefore, are not consolidated.

17.     GOODWILL

                                                                THE GROUP              THE COMPANY
                                                          ---------------------    -----------------------
                                                              2002         2001        2002          2001
                                                           RMB'000      RMB'000     RMB'000       RMB'000
----------------------------------------------------------------------------------------------------------
Cost:
At 1 January                                               134,482      134,482           -              -
Reclassification from
 interests in subsidiaries                                       -            -     134,482              -
----------------------------------------------------------------------------------------------------------
At 31 December                                             134,482      134,482     134,482              _
----------------------------------------------------------------------------------------------------------

Accumulated amortisation:
At 1 January                                                71,723       58,275           -              -
Reclassification from
  interests in subsidiaries                                      -            -      85,171              -
Amortisation for the year (Note 4)                          13,448       13,448           -              -
----------------------------------------------------------------------------------------------------------
At 31 December                                              85,171       71,723      85,171              -
----------------------------------------------------------------------------------------------------------
                                                            49,311       62,759      49,311              -
----------------------------------------------------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

        On 16 August 1996, the Company acquired the entire equity interest in Shanghai Jinyang Acrylic Fibre Plant ("Jinyang") for consideration of RMB38,800,000 satisfied in cash. Goodwill of RMB 134,482,000 on acquisition has been recognised in the financial statements and was included in interests in subsidiaries. Such goodwill was amortised over 10 years which is the remaining economic useful life of the related plants of this subsidiary.

        In 2002, Jinyang's operations were combined with the Company's Acrylic Fibre Division and all of its assets and liabilities were transferred to the Company at carrying value. Jinyang changed from a wholly owned subsidiary to a division of the Company. Accordingly, the unamortised goodwill (originally included in interest in subsidiaries) as at 31 December 2002 has been reported as a separate item in the Company's balance sheet.

18.     INVENTORIES

                                                                THE GROUP                THE COMPANY
                                                          ---------------------    -----------------------
                                                              2002         2001        2002          2001
                                                           RMB'000      RMB'000     RMB'000       RMB'000
----------------------------------------------------------------------------------------------------------
Raw materials                                            1,024,755      753,083     961,370        634,571
Work in progress                                         1,077,202      890,518     971,023        794,553
Finished goods                                             657,465      572,585     493,564        334,614
Spare parts and consumables                                533,716      573,130     462,889        529,433
----------------------------------------------------------------------------------------------------------
                                                         3,293,138    2,789,316   2,888,846      2,293,171
----------------------------------------------------------------------------------------------------------

        At 31 December 2002, the Group and the Company had inventories carried at net realisable value with carrying amount of RMB 109,411,000 and RMB 106,436,000 respectively. (2001: the Group and the Company RMB 40,265,000 and RMB 26,863,000 respectively).

(Prepared under International Financial Reporting Standards)

19.     TRADE ACCOUNTS RECEIVABLES

                                                                THE GROUP                THE COMPANY
                                                          ---------------------    -----------------------
                                                              2002         2001        2002          2001
                                                           RMB'000      RMB'000     RMB'000       RMB'000
----------------------------------------------------------------------------------------------------------
Trade debtors                                              467,465      556,763     265,325        311,426
Less: Allowance for doubtful debts                         (43,339)     (33,752)    (26,071)       (26,825)
----------------------------------------------------------------------------------------------------------
                                                           424,126      523,011     239,254        284,601
Bills receivable                                           518,715      340,265     454,884        218,213
Amounts due from parent
 company and fellow
 subsidiaries - trade                                      151,635       54,320     148,595         54,320
----------------------------------------------------------------------------------------------------------
                                                         1,094,476      917,596     842,733        557,134
----------------------------------------------------------------------------------------------------------

        The ageing analysis of trade accounts receivable (net of allowance for doubtful debts) is as follows:

                                                                THE GROUP              THE COMPANY
                                                          ---------------------    -----------------------
                                                              2002         2001        2002          2001
                                                           RMB'000      RMB'000     RMB'000       RMB'000
----------------------------------------------------------------------------------------------------------
Invoice date:
Within one year                                          1,046,017      856,564     807,531        529,490
Between one and two years                                   28,827       30,595      23,898         17,726
Between two and three years                                  8,664       13,114       6,261          5,795
Over three years                                            10,968       17,323       5,043          4,123
----------------------------------------------------------------------------------------------------------
                                                         1,094,476      917,596     842,733        557,134
----------------------------------------------------------------------------------------------------------

        Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

(Prepared under International Financial Reporting Standards)

20.     DEFERRED INCOME

                                     NEGATIVE GOODWILL    NET ASSETS OBTAINED     TOTAL
                                     -----------------    -------------------     -----
                                       2002        2001       2002       2001        2002       2001
                                    RMB'000     RMB'000    RMB'000    RMB'000     RMB'000    RMB'000
----------------------------------------------------------------------------------------------------
Cost:
At 1 January and 31 December         33,044      33,044    115,177    115,177     148,221    148,221
----------------------------------------------------------------------------------------------------
Accumulated amortisation:
At 1 January                         13,216       9,912     46,072     34,554      59,288     44,466
Amortisation for the year             3,304       3,304     11,518     11,518      14,822     14,822
----------------------------------------------------------------------------------------------------
At 31 December                       16,520      13,216     57,590     46,072      74,110     59,288
----------------------------------------------------------------------------------------------------
                                     16,524      19,828     57,587     69,105      74,111     88,933
----------------------------------------------------------------------------------------------------

                In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB 115,177,000 and was recorded as deferred income in the consolidated financial statements.

        21.     BANK LOANS

                Bank loans are unsecured and are repayable as follows:

                                               THE GROUP                   THE COMPANY
                                      --------------------------------------------------------
                                           2002             2001            2002          2001
                                         RMB'000         RMB'000         RMB'000       RMB'000
----------------------------------------------------------------------------------------------
After five years                            75,966        33,503          51,466        33,503
Between two and five years               2,952,097     2,691,956       2,834,697     2,358,218
Between one and two years                1,562,828       738,288       1,257,639       359,256
----------------------------------------------------------------------------------------------
                                         4,590,891     3,463,747       4,143,802     2,750,977
----------------------------------------------------------------------------------------------
Within one year
  -Current portion of long
    term loans                             777,589     1,076,541         393,386       731,502
  -Short term loans                      3,094,726     3,029,500       2,830,045     2,643,000
----------------------------------------------------------------------------------------------
                                         3,872,315     4,106,041       3,223,431     3,374,502
  -Loans from a fellow subsidiary          130,000             -               -             -
----------------------------------------------------------------------------------------------
                                         4,002,315     4,106,041       3,223,431     3,374,502
----------------------------------------------------------------------------------------------
                                         8,593,206     7,569,788       7,367,233     6,125,479
----------------------------------------------------------------------------------------------

        Details of loans are set out in note 30.

(Prepared under International Financial Reporting Standards)

22.     TRADE ACCOUNTS PAYABLE

                                               THE GROUP                   THE COMPANY
                                      --------------------------   ---------------------------
                                              2002          2001            2002          2001
                                           RMB'000       RMB'000         RMB'000       RMB'000
----------------------------------------------------------------------------------------------
Trade creditors                            858,398       935,551         581,798       682,016
Bills payable                              800,068       795,377         799,727       795,221
Amounts due to parent company
 and fellow subsidiaries                   592,632       591,412         592,632       591,412
----------------------------------------------------------------------------------------------
                                         2,251,098     2,322,340       1,974,157     2,068,649
----------------------------------------------------------------------------------------------

        The maturity analysis of trade accounts payable is as follows:

                                               THE GROUP                   THE COMPANY
                                      --------------------------    --------------------------
                                              2002          2001            2002          2001
                                           RMB'000       RMB'000         RMB'000       RMB'000
----------------------------------------------------------------------------------------------
Due within 1 month or on demand          1,734,592     1,959,114       1,460,077     1,705,422
Due after 1 month and within 3 months      516,506       363,226         514,080       363,227
----------------------------------------------------------------------------------------------
                                         2,251,098     2,322,340       1,974,157     2,068,649
----------------------------------------------------------------------------------------------

23.     AMOUNTS DUE FROM/TO PARENT COMPANY AND FELLOW SUBSIDIARIES

        Amounts due from/to parent company and fellow subsidiaries are unsecured, interest free and have no fixed repayment terms.

24.     SHARE CAPITAL

                                        THE GROUP AND THE COMPANY
                                        -------------------------
                                              2002          2001
                                           RMB'000       RMB'000
-----------------------------------------------------------------
REGISTERED, ISSUED AND PAID UP CAPITAL:
4,870,000,000 A shares of RMB 1.00 each   4,870,000    4,870,000
2,330,000,000 H shares of RMB 1.00 each   2,330,000    2,330,000
-----------------------------------------------------------------
                                          7,200,000    7,200,000
-----------------------------------------------------------------

        All the A and H shares rank pari passu in all respects.

(Prepared under International Financial Reporting Standards)

25.     RESERVES

        Movements on reserves comprise:

                                         THE GROUP AND THE COMPANY
                                    ---------------------------------
                                                  2002           2001
                                    Note       RMB'000        RMB'000
---------------------------------------------------------------------
SHARE PREMIUM
At 1 January and 31 December         (a)     2,420,841      2,420,841
---------------------------------------------------------------------
STATUTORY SURPLUS RESERVE
At 1 January                                   831,211        824,051
Appropriation                                   90,897          7,160
---------------------------------------------------------------------
At 31 December                       (b)       922,108        831,211
---------------------------------------------------------------------
STATUTORY PUBLIC WELFARE FUND
At 1 January                                   749,122        741,962
Appropriation                                   90,897          7,160
---------------------------------------------------------------------
At 31 December                       (c)       840,019        749,122
---------------------------------------------------------------------
GENERAL SURPLUS RESERVE
At 1 January and 31 December         (d)        82,089         82,089
---------------------------------------------------------------------
CAPITAL RESERVE
At 1 January and 31 December         (e)         4,180          4,180
---------------------------------------------------------------------
DISCRETIONARY SURPLUS RESERVE
At 1 January and 31 December         (f)     1,280,514      1,280,514
---------------------------------------------------------------------
EXCESS OVER SHARE CAPITAL
At 1 January and 31 December         (g)      (148,604)      (148,604)
---------------------------------------------------------------------
Retained profits                     (h)     1,379,049        644,478
---------------------------------------------------------------------
                                             6,780,196      5,863,831
---------------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

        Notes:

        (a) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

        (b) According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve is made before distribution of a dividend to shareholders.

                The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

        (c) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Directors have resolved to transfer 10% (2001: 10%) of the current year's profit after taxation to the fund.

        (d) When the statutory public welfare fund is utilised, an amount equal to the lower of cost of the assets and the balance of the statutory public welfare fund is transferred from the statutory public welfare fund to the general surplus reserve. This reserve is non-distributable other than in liquidation. When the relevant assets are disposed of or written off, the original transfers from the statutory public welfare fund are reversed. In 2002, the Company did not utilise the statutory public welfare fund (2001: RMB Nil). As at 31 December 2002, the net book value of assets acquired utilising the statutory public welfare fund was RMB 43,996,000 (2001: RMB 69,258,000).

        (e) This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

        (f) The transfer to this reserve from the retained profit is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

        (g) Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset are reversed to shareholders' equity. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the years prior to the change. As such, certain comparative figures have been reclassified to conform with the current year's presentation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amounts.

        (h) According to the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IFRS. As of 31 December 2002, the reserve available for distribution was RMB 1,300,452,000 (2001: RMB 573,281,000). Final dividend of RMB 360,000,000 (2001: RMB Nil)
                in respect of the financial year 2002 was declared after the balance sheet date.

(Prepared under International Financial Reporting Standards)

26.     RELATED PARTY TRANSACTIONS

        (a) Most of the transactions undertaken by the Group during the year ended 31 December 2002 have been effected with such counterparties and on such terms as have been determined by China Petroleum & Chemical Corporation ("Sinopec Corp"), the immediate parent company, and other relevant PRC authorities.

                Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended 31 December 2002, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follows:

                                                2002          2001
                                             RMB'000       RMB'000
------------------------------------------------------------------
Purchases of crude oil                    11,645,363    10,499,582
------------------------------------------------------------------

        (b) Other transactions between the Group and other related parties during the year ended 31 December 2002 were as follows:

                                                                    2002         2001
                                                                 RMB'000      RMB'000
-------------------------------------------------------------------------------------
Sales                                                          8,077,376    7,137,458
Purchases other than crude oil                                   267,228      338,292
Repairing charges                                                199,077      174,694
Insurance premiums paid                                           78,104       77,140
Net increase in/(withdrawal from) deposits in related party      257,045     (182,014)
Interest received and receivable                                     488        1,673
New loans obtained from related parties                          530,000            -
Loans repaid to related parties                                  400,000            -
Interest paid and payable                                          5,111            -
Transportation fee                                                40,132       10,464
Construction and installation fees                               380,399      718,316
-------------------------------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

        (c)     Deposits in related party

                      THE GROUP                THE COMPANY
             --------------------------------------------------
                   2002        2001         2002           2001
                RMB'000     RMB'000      RMB'000        RMB'000
---------------------------------------------------------------
Deposits        461,220     204,175      456,500        203,794
---------------------------------------------------------------

        (d)     Loans with related party

                                                THE GROUP
                                        -------------------------
                                             2002          2001
                                          RMB'000       RMB'000
-----------------------------------------------------------------
Short-term loans                          130,000             -
-----------------------------------------------------------------

        The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

27.     RETIREMENT SCHEMES

        As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document "Lao Bu Fa (1995) No.464" dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set out a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings accounting according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In 2002, the Company's contribution to this plan amounted to RMB 24,781,000 (2001:
        RMB 25,741,000).

(Prepared under International Financial Reporting Standards)

28.     CAPITAL COMMITMENTS

        The Group and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

                                                    THE GROUP AND THE COMPANY
                                                    -------------------------
                                                         2002            2001
                                                      RMB'000         RMB'000
-----------------------------------------------------------------------------
Property, plant and equipment
 Contracted but not provided for                    1,186,054       4,631,866
 Authorised by the Board but not contracted for       418,000       1,122,193
-----------------------------------------------------------------------------
                                                    1,604,054       5,754,059
Investment
 Contracted but not provided for                    1,272,558       1,477,946
-----------------------------------------------------------------------------
                                                    2,876,612       7,232,005
-----------------------------------------------------------------------------

29.     CONTINGENT LIABILITIES

        At 31 December, the Group and the Company had the following contingent liabilities:

                                     THE GROUP               THE COMPANY
                                 ------------------   ------------------------
                                    2002       2001        2002         2001
                                 RMB'000    RMB'000     RMB'000      RMB'000
------------------------------------------------------------------------------
Guarantees issued to banks in
 favour of:
 - subsidiaries                         -         -    1,181,577     1,164,637
 - associates                     265,990   315,830      265,990       315,830
 - joint ventures                  79,442   119,766       40,300        88,530
------------------------------------------------------------------------------
                                  345,432   435,596    1,487,867     1,568,997
------------------------------------------------------------------------------

        Guarantees issued to banks in favour of subsidiaries, associates and joint ventures are given to the extent of the Company's respective interest in these entities. The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2001 and 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

(Prepared under International Financial Reporting Standards)

30.     DETAILS OF BANK LOANS

        The interest rates and terms of repayment for bank loans of the Group and the Company are as follows:

                                            INTEREST RATE AT     INTEREST          THE GROUP            THE COMPANY
REPAYMENT TERMS AND LAST PAYMENT DATE       31 DECEMBER 2002         TYPE        2002        2001        2002        2001
                                                                              RMB'000     RMB'000     RMB'000     RMB'000
-------------------------------------------------------------------------------------------------------------------------
ARRANGED BY CENTRAL TREASURY OF THE COMPANY:

U.S. DOLLAR DENOMINATED:                                6.20%       Fixed           -      49,660           -      49,660
Payable semi-annually through 2002                 LIBOR+0.6%    Floating      36,021     108,407      36,021     108,407
Payable semi-annually from 2001 through 2003            7.10%       Fixed      36,004      54,009      36,004      54,009
Payable semi-annually through 2004(Note)                1.50%       Fixed      81,947      96,836      81,947      96,836
Payable semi-annually through 2008(Note)           LIBOR+0.5%    Floating      29,014      18,054      29,014      18,054
Payable semi-annually through 2015(Note)           LIBOR+0.5%    Floating           -      41,383           -      41,383
Due in 2004

JAPANESE YEN DENOMINATED:
Payable semi-annually through 2004                       5.7%       Fixed      60,362      87,489      60,362           -

RENMINBI DENOMINATED:
Due in 2002                                       5.94%-6.03%    Floating           -     395,000           -     395,000
Due in 2003                                             5.94%    Floating     288,840     288,840     288,840     288,840
Due in 2004                                             5.94%    Floating   1,200,000     900,000   1,200,000     900,000
Due in 2005                                       5.05%-5.58%    Floating   1,790,000     350,000   1,790,000     350,000
Due in 2006                                       5.58%-6.03%    Floating   1,000,000   1,000,000   1,000,000   1,000,000
Other loans payable through 2003               Interest free            -      15,000      15,000      15,000      15,000

ARRANGED BY INDIVIDUAL PLANTS OF THE COMPANY:

RENMINBI DENOMINATED:
Loans due in 2002                                 5.85%-6.03%    Floating           -     165,290           -     165,290

ARRANGED BY SUBSIDIARIES:

U.S. DOLLAR DENOMINATED:
Payable semi-annually through 2002                 LIBOR+0.5%    Floating           -      13,794           -           -
Payable semi-annually through 2004                      1.76%    Floating      84,284     160,506           -           -
Payable annually through 2004                  Interest free            -      14,065      14,065           -           -
Payable annually through 2004                           5.00%       Fixed      10,090      10,090           -           -

(Prepared under International Financial Reporting Standards)

                                                                                    THE GROUP              THE COMPANY
                                           INTEREST RATE AT      INTEREST     -------------------     -------------------
REPAYMENT TERMS AND LAST PAYMENT DATE      31 DECEMBER 2002       TYPE           2002        2001        2002        2001
                                                                              RMB'000     RMB'000     RMB'000     RMB'000
-------------------------------------------------------------------------------------------------------------------------
ARRANGED BY SUBSIDIARIES (Continued):

RENMINBI DENOMINATED:

Payable semi-annually through 2003             Interest free            -      29,910      59,110           -           -

Payable semi-annually through 2004                      5.76%    Floating     136,300     136,300           -           -

Payable annually from 2003 through 2004                 7.13%    Floating      45,000      45,000           -           -

Payable annually through 2004                  Interest free            -     265,843     335,255           -           -

Payable annually through 2004                     5.31%-5.85%    Floating      49,100      46,600           -           -

Payable annually from 2001 through 2005        Interest free            -      22,200      29,600           -           -

Due in 2002                                             4.95%    Floating           -      15,000           -           -

Due in 2003                                       6.24%-7.13%    Floating           -      65,000           -           -

Due in 2004                                             6.24%    Floating      40,000      40,000           -           -

Due in 2005 and thereafter                        4.94%-5.58%    Floating     134,500           -           -           -
-------------------------------------------------------------------------------------------------------------------------

Total long-term bank loans outstanding                                      5,368,480   4,540,288   4,537,188   3,482,479

Less: Amounts due within one year (Note 21)                                  (777,589) (1,076,541)   (393,386)   (731,502)
-------------------------------------------------------------------------------------------------------------------------

Amounts due after one year (Note 21)                                        4,590,891   3,463,747   4,143,802   2,750,977
-------------------------------------------------------------------------------------------------------------------------

        Note: Guaranteed by China Petrochemical Corporation

        The weighted average short term interest rates for the Group and the Company were 3.87% (2001: 5.85%) at 31 December 2002.

(Prepared under International Financial Reporting Standards)

31.     SEGMENT REPORTING

        Segment information is presented in respect of the Group's business segments. The format of which is based on the Group's management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

        The Group evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

        Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by Group policy.

        Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

        Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

        The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group's products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

        (i) The synthetic fibres segment produces primarily polyester and acrylic fibres primarily used in the textile and apparel industries.

        (ii) The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

        (iii) The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(Prepared under International Financial Reporting Standards)

        (iv) The Group's petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group's downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

        (v) All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

        Reportable information on the Group's operating segments is as follows:

TURNOVER

                                       2002        2001
                                    RMB'000     RMB'000
-------------------------------------------------------
MANUFACTURED PRODUCTS

 Synthetic Fibres
  -external sales                 3,396,652   3,233,010
  -intersegment sales                     -       1,358
-------------------------------------------------------

 Total                            3,396,652   3,234,368
-------------------------------------------------------
 Resins and Plastics
  -external sales                 6,479,166   5,666,218
  -intersegment sales                24,948      26,941
-------------------------------------------------------

 Total                            6,504,114   5,693,159
-------------------------------------------------------
 Intermediate Petrochemicals
  -external sales                 2,575,668   2,123,670
  -intersegment sales             5,655,309   4,584,642
-------------------------------------------------------

 Total                            8,230,977   6,708,312
-------------------------------------------------------
 Petroleum Products
  -external sales                 8,482,497   8,225,905
  -intersegment sales               603,473     544,370
-------------------------------------------------------

Total                             9,085,970   8,770,275
-------------------------------------------------------

(Prepared under International Financial Reporting Standards)

TURNOVER (continued)

                                           2002         2001
                                        RMB'000      RMB'000
------------------------------------------------------------
ALL OTHERS
 -external sales                      1,388,913      948,593
 -intersegment sales                  3,190,159    1,346,082
------------------------------------------------------------
Total                                 4,579,072    2,294,675
------------------------------------------------------------
Eliminations of intersegment sales   (9,473,889)  (6,503,393)
------------------------------------------------------------
Consolidated turnover                22,322,896   20,197,396
------------------------------------------------------------

External sales include sales to Sinopec Corp group companies.

PROFIT BEFORE TAX

                                              2002        2001
                                           RMB'000     RMB'000
--------------------------------------------------------------
PROFIT FROM OPERATIONS
 Synthetic fibres                          113,095       7,049
 Resins and plastics                       438,030     173,193
 Intermediate petrochemicals               287,660      51,009
 Petroleum products                        403,903     100,543
 All others                                186,941      62,391
--------------------------------------------------------------

Consolidated profit from operations      1,429,629     394,185
--------------------------------------------------------------

Share of profit/(loss) of associates
 All others                                 16,065     (20,630)
--------------------------------------------------------------

NET FINANCING COSTS
 All others                               (400,656)   (227,758)
--------------------------------------------------------------

Consolidated profit before tax           1,045,038     145,797
--------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

ASSETS

                                                2002          2001
                                             RMB'000       RMB'000
------------------------------------------------------------------

SEGMENT ASSETS
 Synthetic fibres                          2,872,995     2,503,998
 Resins and plastics                       4,426,040     4,513,645
 Intermediate petrochemicals               5,903,756     5,348,836
 Petroleum products                        7,063,384     6,926,731
 All others                                2,216,993     1,957,317
------------------------------------------------------------------

Total segment assets                      22,483,168    21,250,527
------------------------------------------------------------------
INTERESTS IN ASSOCIATES
 All others                                1,044,217       178,990
------------------------------------------------------------------

Consolidated interests in associates       1,044,217       178,990
------------------------------------------------------------------

Unallocated                                2,558,534     2,896,084
------------------------------------------------------------------

Consolidated assets                       26,085,919    24,325,601
------------------------------------------------------------------

                                               2002          2001
LIABILITIES                                 RMB'000       RMB'000
------------------------------------------------------------------

SEGMENT LIABILITIES
 Synthetic fibres                            463,353       455,129
 Resins and plastics                         883,852       857,181
 Intermediate petrochemicals                 351,358       350,882
 Petroleum products                        1,157,136     1,425,408
 All others                                  189,468       156,370
------------------------------------------------------------------

Total segment liabilities                  3,045,167     3,244,970
------------------------------------------------------------------

Unallocated                                8,693,785     7,659,002
------------------------------------------------------------------

Consolidated liabilities                  11,738,952    10,903,972
------------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

DEPRECIATION AND AMORTISATION

                                                        2002          2001
                                                     RMB'000       RMB'000
--------------------------------------------------------------------------
Synthetic fibres                                     217,979       183,969
Resins and plastics                                  344,525       309,853
Intermediate petrochemicals                          520,426       445,212
Petroleum products                                   346,040       270,013
All others                                           171,371       150,595
--------------------------------------------------------------------------
Consolidated depreciation and amortisation         1,600,341     1,359,642
--------------------------------------------------------------------------

EXPENDITURES FOR SEGMENT LONG-LIVED ASSETS

                                                        2002          2001
                                                     RMB'000       RMB'000
--------------------------------------------------------------------------
Synthetic fibres                                     470,066       470,090
Resins and plastics                                   79,487       882,146
Intermediate petrochemicals                          989,103     1,134,557
Petroleum products                                   666,423     1,483,291
All others                                           199,214       388,092
--------------------------------------------------------------------------

Consolidated expenditures for segment
long-lived assets                                  2,404,293     4,358,176
--------------------------------------------------------------------------

(Prepared under International Financial Reporting Standards)

32.     FINANCIAL INSTRUMENTS

        Financial assets of the Company and the Group include cash and cash equivalents, deposits with banks, investments, trade debtors, bills receivable, deposits, other debtors and amounts due from parent company and fellow subsidiaries. Financial liabilities of the Company and the Group include bank loans, trade creditors, other creditors and amounts due to parent company and fellow subsidiaries. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts that are designated and qualified as hedging instruments at 31 December 2002 and 2001.

        (a)     INTEREST RATE RISK

                The interest rates and terms of repayment of loans of the Company and the Group are disclosed in note 30.

        (b)     CREDIT RISK

                The Group's financial instruments do not represent a concentration of credit risk because the Group deals with a variety of major financial institutions with good credit ratings, and its trade debtors are spread among a number of major industries and customers.

        (c)     FOREIGN CURRENCY RISK

                The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in foreign currencies, principally U.S. dollars and Hong Kong dollars. Depreciation or appreciation of Renminbi against foreign currencies will affect the Group's financial position and results of operations.

        (d)     FAIR VALUE

                The following table presents the carrying amounts and fair values of the Group's long-term bank loans as at 31 December 2001 and 2002.

                                2002                     2001
                        ---------------------   ----------------------
                         CARRYING        FAIR    Carrying         Fair
                           AMOUNT       VALUE      amount        value
                          RMB'000     RMB'000     RMB'000      RMB'000
----------------------------------------------------------------------
lIABILITIES:
Long-term bank loans    5,368,480   5,370,509   4,540,288    4,551,090
----------------------------------------------------------------------

Long-term bank loans - fair values are estimated based on applying a discounted cash flow using current market interest rates for similar financial instruments.

(Prepared under International Financial Reporting Standards)

        (d)     FAIR VALUE (continued)

                Investments are unquoted interests, primarily equity interests in joint ventures. There is no quoted market price for such interest and securities in the PRC, and accordingly a reasonable estimate of fair value could not be made without incurring excessive costs. Further details pertinent to the valuation of these interests are disclosed in note 16.

                The fair values of cash, trade debtors, bills receivable, deposits, other debtors, trade creditors, other creditors and amounts due from/to parent company and fellow subsidiaries are not materially different from their carrying amounts.

                Time deposits and short-term bank loans - the carrying value is estimated to approximate fair value based on the nature or short-term maturity of these instruments.

                Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

33.     PARENT COMPANIES

        The Directors consider the immediate parent company and the ultimate parent company at 31 December 2002 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC.

REPORT OF THE PRC AUDITORS

[LOGO OF KPMG]

HUAZHEN

To the shareholders of Sinopec Shanghai Petrochemical Company Limited:

We accepted the appointment and have audited the Company's consolidated balance sheet and balance sheet at 31 December 2002, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an audit opinion on these financial statements based on our audit. We have conducted our audit in accordance with "Independent Auditing Standards for Chinese Certified Public Accountants". In the course of our audit, we considered the circumstances of the Company and its subsidiaries, and carried out such audit procedures, including an examination of the accounting records on a test basis, as we deemed necessary.

In our opinion, the above-mentioned financial statements comply with the relevant requirements of "Accounting Standards for Business Enterprises" and "Accounting Regulations for Business Enterprises" and present fairly, in all material respects, the Company's consolidated financial position and financial position of the Company at 31 December 2002, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended, and the accounting policies have been consistently applied.

KPMG HUAZHEN

                                    Certified Public Accountants
Unit 1608, Level 16,                Registered in the People's Republic of China
China World Tower 2
China World Trade Centre
No.1, Jian Guo Men Wai Avenue       Luo Zheng
Beijing, the People's Republic      Jin Naiwen
of China                            26 March 2003
Post code: 100004

B. FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS

   CONSOLIDATED BALANCE SHEET
   As at 31 December 2002
   (Prepared under PRC Accounting Rules and Regulations)

                                                Note              2002            2001
                                                               RMB'000         RMB'000
--------------------------------------------------------------------------------------
   ASSETS

   CURRENT ASSETS
     Cash at bank and in hand                      3         1,744,626       1,487,493
     Bills receivable                              4           543,670         351,376
     Trade debtors                                 5           518,887         566,220
     Other debtors                                 6           557,736         907,095
     Advance payments                              7           307,282         163,836
     Inventories                                   8         3,273,471       2,753,210
--------------------------------------------------------------------------------------
   Total current assets                                      6,945,672       6,229,230
--------------------------------------------------------------------------------------
   LONG-TERM INVESTMENTS
     Long-term equity investments                  9         1,778,132       1,527,096
--------------------------------------------------------------------------------------
   FIXED ASSETS
     Fixed assets at cost                      10(a)        29,855,506      24,364,455
     Less: Accumulated depreciation            10(a)       (12,991,225)    (11,672,092)
--------------------------------------------------------------------------------------
     Fixed assets net book value               10(a)        16,864,281      12,692,363
     Construction materials                       11            19,667          36,106
     Construction in progress                     12           890,051       4,276,591
--------------------------------------------------------------------------------------
   Total fixed assets                                       17,773,999      17,005,060
--------------------------------------------------------------------------------------
   Intangible assets                              13            49,311               -
--------------------------------------------------------------------------------------
   Deferred tax assets                         14(c)            15,171           8,796
--------------------------------------------------------------------------------------
   Total assets                                             26,562,285      24,770,182
--------------------------------------------------------------------------------------

   The notes to the financial statements form part of these financial statements.

As at 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

                                                            Note              2002           2001
                                                                           RMB'000        RMB'000
-------------------------------------------------------------------------------------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     Short-term loans                                         15         3,224,726      3,029,500
     Bills payable                                            16           804,838      1,298,941
     Trade creditors                                          16         1,176,851        760,703
     Receipts in advance                                      16           208,168        176,492
     Wages payable                                                          54,724         38,926
     Staff welfare payable                                                  70,047         78,479
     Dividend payable                                         18           360,000              -
     Taxes payable                                         14(b)           253,653         89,779
     Other creditors                                                         9,968          7,052
     Other payables                                           16           472,737        743,516
     Accrued expenses                                         17            12,275          7,108
     Current portion of long-term loans                       19           777,589      1,076,541
-------------------------------------------------------------------------------------------------
   Total current liabilities                                             7,425,576      7,307,037
-------------------------------------------------------------------------------------------------
   LONG-TERM LIABILITIES
     Long-term loans                                          19         4,590,891      3,463,747
     Other long-term liabilities                              20            57,587         69,105
-------------------------------------------------------------------------------------------------
   Total long-term liabilities                                           4,648,478      3,532,852
-------------------------------------------------------------------------------------------------
   Total liabilities                                                    12,074,054     10,839,889
-------------------------------------------------------------------------------------------------
   Minority interests                                                      366,771        357,798
-------------------------------------------------------------------------------------------------
   SHAREHOLDERS' EQUITY
     Share capital                                            21         7,200,000      7,200,000
     Capital reserves                                         22         2,856,278      2,856,278
     Surplus reserves                                         23         3,124,730      2,942,936
       of which: Statutory public welfare fund                             840,019        749,122
     Undistributed profits                                                 940,452        573,281
-------------------------------------------------------------------------------------------------
   Total shareholders' equity                                           14,121,460    13,572,495
-------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                           26,562,285    24,770,182
-------------------------------------------------------------------------------------------------

              Approved by the Board of Directors on 26 March 2003.

               Lu Yiping         Rong Guangdao           Han Zhihao
               Chairman          Director                Chief Financial Officer

 The notes to the financial statements form part of these financial statements.

BALANCE SHEET

As at 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

                                                                           Note                 2002              2001
                                                                                             RMB'000            RMB'000
-----------------------------------------------------------------------------------------------------------------------
     ASSETS
     CURRENT ASSETS
      Cash at bank and in hand                                                3            1,227,275          1,008,364
      Bills receivable                                                        4              534,839            287,791
      Trade debtors                                                           5              506,049            521,566
      Other debtors                                                           6              433,623            666,422
      Advance payments                                                        7              237,240            112,675
      Inventories                                                             8            2,869,179          2,257,065
-----------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                  5,808,205          4,853,883
-----------------------------------------------------------------------------------------------------------------------
     LONG-TERM INVESTMENTS
       Long-term equity investments                                           9            2,920,199          2,529,214
-----------------------------------------------------------------------------------------------------------------------
     FIXED ASSETS
       Fixed assets at cost                                               10(b)           26,559,764         21,367,093
       Less: Accumulated depreciation                                     10(b)          (11,642,798)       (10,647,225)
-----------------------------------------------------------------------------------------------------------------------
       Fixed assets net book value                                        10(b)           14,916,966         10,719,868
       Construction materials                                                11               19,667             36,106
       Construction in progress                                              12              847,121          4,238,739
-----------------------------------------------------------------------------------------------------------------------
     Total fixed assets                                                                   15,783,754         14,994,713
-----------------------------------------------------------------------------------------------------------------------
     Intangible assets                                                       13               49,311                  -
-----------------------------------------------------------------------------------------------------------------------
     Deferred tax assets                                                     14(c)            15,171              8,796
-----------------------------------------------------------------------------------------------------------------------
     Total assets                                                                         24,576,640         22,386,606
------------------------------------------------------------------------------------------------------------------------

 The notes to the financial statements form part of these financial statements.

As at 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)


                                                                    Note                     2002                2001
                                                                                           RMB'000             RMB'000
-----------------------------------------------------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
      Short-term loans                                                15                  2,830,045          2,643,000
      Bills payable                                                   16                    804,497          1,298,785
      Trade creditors                                                 16                  1,028,179            594,351
      Receipts in advance                                             16                    126,602             89,309
      Wages payable                                                                          46,868             20,638
      Staff welfare payable                                                                  31,980             41,417
      Dividend payable                                                18                    360,000                  -
      Taxes payable                                                14(b)                    245,696             86,319
      Other creditors                                                                         8,418              5,346
      Other payables                                                  16                    427,468            549,513
      Accrued expenses                                                17                      8,239              2,954
      Current portion of long-term loans                              19                    393,386            731,502
-----------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                            6,311,378          6,063,134
-----------------------------------------------------------------------------------------------------------------------
     LONG-TERM LIABILITIES
      Long-term loans                                                 19                  4,143,802          2,750,977
-----------------------------------------------------------------------------------------------------------------------
     Total long-term liabilities                                                          4,143,802          2,750,977
-----------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                   10,455,180          8,814,111
-----------------------------------------------------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
      Share capital                                                   21                  7,200,000          7,200,000
      Capital reserves                                                22                  2,856,278          2,856,278
      Surplus reserves                                                23                  3,124,730          2,942,936
       of which: Statutory public welfare fund                                              840,019            749,122
      Undistributed profits                                                                 940,452            573,281
-----------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                          14,121,460         13,572,495
-----------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                          24,576,640         22,386,606
-----------------------------------------------------------------------------------------------------------------------

              Approved by the Board of Directors on 26 March 2003.

                Lu Yiping          Rong Guangdao        Han Zhihao
                Chairman           Director             Chief Financial Officer

 The notes to the financial statements form part of these financial statements.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

For the year ended 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

                                                                     Note                      2002             2001
                                                                                            RMB'000            RMB'000
----------------------------------------------------------------------------------------------------------------------
     Income from principal operations                                  24                22,322,896         20,197,396
     Less: Cost of sales                                                                (18,743,107)       (17,841,620)
           Business taxes and surcharges                               25                  (599,927)          (579,630)

----------------------------------------------------------------------------------------------------------------------
     Profit from principal operations                                                     2,979,862          1,776,146
     Add:  Profit from other operations                                                      74,082             66,939
     Less: Selling expenses                                                                (421,208)          (349,392)
           Administrative expenses                                                       (1,128,816)          (975,250)
           Financial expenses                                          26                  (407,403)          (280,046)

----------------------------------------------------------------------------------------------------------------------
     Income from operations                                                               1,096,517            238,397
     Add:  Investment income                                           27                    58,368             13,953
           Non-operating income                                                              22,740             45,052
     Less: Non-operating expenses                                      28                  (141,387)          (203,893)

----------------------------------------------------------------------------------------------------------------------
     Total profit                                                                         1,036,238             93,509
     Income tax                                                        14(a)                (83,094)             6,687
     Minority interests                                                                     (44,179)           (28,592)
----------------------------------------------------------------------------------------------------------------------
     Net profit                                                                             908,965             71,604
----------------------------------------------------------------------------------------------------------------------
     Add:  Undistributed profits at the beginning
            of the year as previously reported                                              573,281            832,144
     Less: Write-off of Housinq Revolving Fund                                                    -           (316,147)
----------------------------------------------------------------------------------------------------------------------
     Undistributed profits at the beginning of the year (as restated)                       573,281            515,997
----------------------------------------------------------------------------------------------------------------------
     Distributable profits                                                                1,482,246            587,601
     Less: Transfer to statutory surplus reserve                       23                   (90,897)            (7,160)
           Transfer to statutory public welfare fund                   23                   (90,897)            (7,160)
----------------------------------------------------------------------------------------------------------------------

     Distributable profits to shareholders                                                1,300,452            573,281
     Less: Appropriated ordinary dividend                              29                  (360,000)                 -
----------------------------------------------------------------------------------------------------------------------
     Undistributed profits at the end of the year                                           940,452            573,281
----------------------------------------------------------------------------------------------------------------------

   The notes to financial statements form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

For the year ended 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

                                                                        Note                   2002              2001
                                                                                            RMB'000            RMB'000
----------------------------------------------------------------------------------------------------------------------
     Income from principal operations                                     24             20,749,136         18,263,053
     Less: Cost of sales                                                                (17,732,686)       (16,283,409)
           Business taxes and surcharges                                  25               (570,037)          (555,960)
----------------------------------------------------------------------------------------------------------------------
     Profit from principal operations                                                     2,446,413          1,423,684
     Add:  Profit from other operations                                                      58,891             53,871
     Less: Selling expenses                                                                (279,817)          (257,583)
           Administrative expenses                                                         (898,843)          (802,049)
           Financial expenses                                             26               (364,796)          (247,453)
----------------------------------------------------------------------------------------------------------------------
     Income from operations                                                                 961,848            170,470
     Add:  Investment income                                              27                115,087             60,156
           Non-operating income                                                               1,168             10,738
     Less: Non-operating expenses                                         28               (116,335)          (183,559)
----------------------------------------------------------------------------------------------------------------------

     Total profit                                                                           961,768             57,805
     Income tax                                                           14(a)             (52,803)            13,799
----------------------------------------------------------------------------------------------------------------------

     Net profit                                                                             908,965             71,604
----------------------------------------------------------------------------------------------------------------------
     Add:  Undistributed profits at the beginning
            of the year as previously reported                                              573,281            832,144
     Less: Write-off of Housing Revolving Fund                                                    -           (316,147)
----------------------------------------------------------------------------------------------------------------------
     Undistributed profits at the beginning of the year (as restated)                       573,281            515,997
----------------------------------------------------------------------------------------------------------------------
     Distributable profits                                                                1,482,246            587,601
     Less: Transfer to statutory surplus reserve                          23                (90,897)            (7,160)
           Transfer to statutory public welfare fund                      23                (90,897)            (7,160)
----------------------------------------------------------------------------------------------------------------------
     Distributable profits to shareholders                                                1,300,452            573,281
     Less: Appropriated ordinary dividend                                 29               (360,000)                 -
----------------------------------------------------------------------------------------------------------------------

     Undistributed profits at the end of the year                                           940,452            573,281
----------------------------------------------------------------------------------------------------------------------

 The notes to the financial statements form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

                                                            Note           2002
                                                                        RMB'000
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from sale of goods and rendering
 of services                                                         23,555,044
Refund of taxes and levies                                            4,389,494
 Other cash received relating to operating activities                    13,091
-------------------------------------------------------------------------------
Sub-total of cash inflows                                            27,957,629
-------------------------------------------------------------------------------
 Cash paid for goods and services                                   (19,232,326)
 Cash paid to and on behalf of employees                             (1,343,482)
 Taxes paid                                                          (4,992,115)
 Other cash paid relating to operating activities                       (67,132)
-------------------------------------------------------------------------------
 Sub-total of cash outflows                                         (25,635,055)
-------------------------------------------------------------------------------
 Net cash flows from operating activities                    (a)      2,322,574
-------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash received from disposal of investments                              83,331
 Cash received from investment income                                    47,635
 Cash received from disposal of fixed assets
  and other long-term assets                                             23,764
 Other cash received relating to investing activities                    25,323
-------------------------------------------------------------------------------
 Sub-total of cash inflows                                              180,053
-------------------------------------------------------------------------------
 Cash paid for acquisition of fixed assets
  and other long-term assets                                         (2,404,293)
 Cash paid for purchase of investments                                 (269,430)
 Other cash paid relating to investing activities                       (84,095)
-------------------------------------------------------------------------------
 Sub-total of cash outflows                                          (2,757,818)
-------------------------------------------------------------------------------
 Net cash flows from investing activities                            (2,577,765)
-------------------------------------------------------------------------------

   The notes to financial statements form part of these financial statements.

For the year ended 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

                                                             Note          2002
                                                                        RMB'000
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings                                              7,575,168
--------------------------------------------------------------------------------

Sub-total of cash inflows                                             7,575,168
--------------------------------------------------------------------------------
Repayment of borrowings                                              (6,551,874)
Cash paid for dividends, profit distribution and interest              (559,460)
--------------------------------------------------------------------------------

Sub-total of cash outflows                                           (7,111,334)
--------------------------------------------------------------------------------
Net cash flows from financing activities                                463,834
--------------------------------------------------------------------------------
Effect of foreign exchange rate changes                                   5,210
--------------------------------------------------------------------------------
Net increase in cash and cash equivalents                      (b)      213,853
--------------------------------------------------------------------------------

 The notes to the financial statements form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

        (a)     RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING
                ACTIVITIES
                                                                          2002
                                                                       RMB'000
------------------------------------------------------------------------------

      Net profit                                                        908,965
      Minority interests                                                 44,179
      Depreciation                                                    1,618,336
      Loss on disposal of fixed assets and other long-term assets        85,134
      Financial expenses                                                403,479
      Investment income                                                 (58,368)
      Increase in inventories                                          (520,261)
      Increase in operating receivables                                 (15,369)
      Decrease in operating payables                                   (143,521)
-------------------------------------------------------------------------------

      Net cash flows from operating activities                        2,322,574
--------------------------------------------------------------------------------

        (b)     INCREASE IN CASH AND CASH EQUIVALENTS

                                                                           2002
                                                                        RMB'000
--------------------------------------------------------------------------------
       Cash at the end of the year                                    1,627,551
       Less: Cash at the beginning of the year                       (1,414,567)
       Add:  Cash equivalents at the end of the year                     32,980
       Less: Cash equivalents at the beginning of the year              (32,111)

--------------------------------------------------------------------------------

       Net increase in cash and cash equivalents                        213,853
--------------------------------------------------------------------------------

 The notes to the financial statements form part of these financial statements.

CASH FLOW STATEMENT
For the year ended 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

                                                            Note           2002
                                                                        RMB'000
-------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from sale of goods and rendering
 of services                                                         21,089,102
Refund of taxes and levies                                            3,478,576
 Other cash received relating to operating activities                     1,547
-------------------------------------------------------------------------------
Sub-total of cash inflows                                            24,569,225
-------------------------------------------------------------------------------
Cash paid for goods and services                                    (17,907,795)
Cash paid to and on behalf of employees                                (903,383)
Taxes paid                                                           (4,024,431)
Other cash paid relating to operating activities                        (54,068)
-------------------------------------------------------------------------------
Sub-total of cash outflows                                          (22,889,677)
-------------------------------------------------------------------------------
Net cash flows from operating activities                     (a)      1,679,548
-------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from disposal of investments                               20,815
Cash received from investment income                                     63,685
Cash received from disposal of fixed assets
 and other long-term assets                                              57,746
Other cash received relating to investing activities                     17,381
-------------------------------------------------------------------------------
Sub-total of cash inflows                                               159,627
-------------------------------------------------------------------------------
Cash paid for acquisition of fixed assets
 and other long-term assets                                          (2,058,926)
Cash paid for purchase of investments                                  (231,639)
Other cash paid relating to investing activities                        (26,095)
-------------------------------------------------------------------------------
Sub-total of cash outflows                                           (2,316,660)
-------------------------------------------------------------------------------
Net cash flows from investing activities                             (2,157,033)
-------------------------------------------------------------------------------

 The notes to the financial statements form part of these financial statements.

For the year ended 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

                                                                Note       2002
                                                                        RMB'000
  -----------------------------------------------------------------------------
   Cash flows from financing activities:
   Proceeds from borrowings                                           6,765,887
  -----------------------------------------------------------------------------
   Sub-total of cash inflows                                          6,765,887
  -----------------------------------------------------------------------------
   Repayment of borrowings                                           (5,603,325)
   Cash paid for dividends, profit distribution and interest           (476,656)
  -----------------------------------------------------------------------------
   Sub-total of cash outflows                                        (6,079,981)
  -----------------------------------------------------------------------------
   Net cash flows from financing activities                             685,906
  -----------------------------------------------------------------------------
   Effect of foreign exchange rate changes                                5,210
  -----------------------------------------------------------------------------
   Net increase in cash and cash equivalents                    (b)     213,631
  -----------------------------------------------------------------------------

 The notes to the financial statements form part of these financial statements.

NOTES TO THE CASH FLOW STATEMENT

For the year ended 31 December 2002
(Prepared under PRC Accounting Rules and Regulations)

        (a)     RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING
                ACTIVITIES

                                                                         2002
                                                                      RMB'000
-----------------------------------------------------------------------------
 Net profit                                                           908,965
 Depreciation                                                       1,424,076
 Loss on disposal of fixed assets and other long-term assets           64,880
 Financial expenses                                                   367,648
 Investment income                                                   (115,087)
 Increase in inventories                                             (612,114)
 Increase in operating receivables                                   (112,954)
 Decrease in operating payables                                      (245,866)
-----------------------------------------------------------------------------
 Net cash flows from operating activities                           1,679,548
-----------------------------------------------------------------------------

        (b)     INCREASE IN CASH AND CASH EQUIVALENTS

                                                                          2002
                                                                       RMB'000
------------------------------------------------------------------------------
        Cash at the end of the year                                  1,168,200
        Less: Cash at the beginning of the year                       (955,438)
        Add:  Cash equivalents at the end of the year                   32,980
        Less: Cash equivalents at the beginning of the year            (32,111)
------------------------------------------------------------------------------
        Net increase in cash and cash equivalents                      213,631
------------------------------------------------------------------------------

        (c)     MAJOR NON-CASH TRANSACTIONS

                (1) As noted in Note 9(d), the assets and liabilities transferred from Shanghai Jinyang Fibre Plant to the Company are as below:
                                                                           2002
                                                                        RMB'000
-------------------------------------------------------------------------------

Net assets transferred in:
Cash at bank and in hand                                                 48,285
Bills receivable                                                         23,854
Trade receivable                                                         58,008
Other receivables                                                         4,716
Long-term equity investment                                               9,314
Fixed assets                                                            264,304
Bills payable                                                              (205)
Other payables                                                         (290,450)
Bank loans                                                              (79,068)
-------------------------------------------------------------------------------
                                                                         38,758

Decrease in investment                                                  (38,758)
-------------------------------------------------------------------------------
                                                                              -
-------------------------------------------------------------------------------

                (2) During the year, the Company increased its investment by transferring fixed assets with net book value of RMB 123,999,000 to one of its wholly owned subsidiaries, Shanghai Petrochemical Enterprise Development Company Limited.

 The notes to the financial statements form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
(Prepared under PRC Accounting Rules and Regulations)

        1.      BACKGROUND OF THE COMPANY

                Sinopec Shanghai Petrochemical Company Limited ("the Company"), formerly Shanghai Petrochemical Company Limited, was established in the People's Republic of China ("the PRC") on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex ("SPC"), a State-owned enterprise. SPC was under the direct supervision of China Petrochemical Corporation ("CPC").

                CPC finished its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation ("Sinopec Corp") was established. As a part of the reorganisation, CPC transferred its 4,000,000,000 of the Company's stated owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. Sinopec Corp became the largest shareholder of the Company.

                The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

                The Company is a highly integrated petrochemical complex which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Details of the Company's principal subsidiaries are set out in note 9(d) entitled "Long-term equity investments".

        2.      SIGNIFICANT ACCOUNTING POLICIES

                The significant accounting policies adopted in the preparation of the financial statements are by reference to the "Accounting Standards for Business Enterprises", and "Accounting Regulations for Business Enterprises".

                (a)     ACCOUNTING YEAR

                        The accounting year of the Group is from 1 January to 31 December.

                (b)     BASIS OF CONSOLIDATION

                        The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

                        The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries made up to 31 December each year. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

(Prepared under PRC Accounting Rules and Regulations)

                (b)     BASIS OF CONSOLIDATION (continued)

                        Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

                        The Company's costs of investments in equity-holding subsidiaries and its share of their net asset values on acquisition are eliminated on consolidation. The equity investment differences arising from such elimination are debited or credited, as appropriate, to "equity investment differences" under long-term equity investments and are amortised on a straight-line basis over the specified period.

                (c)     BASIS OF ACCOUNTING AND PRINCIPLE OF VALUATION

                        The Group's financial statements are prepared on an accrual basis under the historical cost convention, unless otherwise stated.

                (d)     REPORTING CURRENCY AND TRANSLATION OF FOREIGN CURRENCIES

                        The Group's financial statements are prepared in Renminbi. Foreign currencies transactions during the year are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans using to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

                (e)     CASH EQUIVALENTS

                        Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value, including time deposits with financial institutions with an initial term of less than three months.

(Prepared under PRC Accounting Rules and Regulations)

                (f)     PROVISION FOR BAD DEBT

                        Doubtful debts are accounted for based on allowance method which are estimated periodically. Trade accounts receivables showing signs of uncollectibility are idenitified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivables showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

                (g)     INVENTORIES

                        Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost of inventories includes the cost of purchase of raw materials computed using the weighted average method and expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sales.

                        Consumables are expensed when being consumed.

                        Inventories are recorded by perpetual method.

                (h)     LONG-TERM EQUITY INVESTMENTS

                        The Group's investments in the associates and the Company's investments in subsidiaries, associates and the related investment income are accounted for in the long-term equity investment using the equity method. Equity investments difference is the difference between initial investment cost and the share of shareholders' funds of the investee companies, which is amortised on a straight-line basis and recognised in the investment income. The amortisation period is determined according to the investment period as stipulated in the relevant agreement or 10 years if not specified.

                        An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management.

                        Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost less provision for impairment losses. Provision for impairment losses is made when there is a permanent diminution in the value of investment. Investment income is recognised when an investee company declares cash dividend or distributes profit.

(Prepared under PRC Accounting Rules and Regulations)

                (i)     FIXED ASSETS AND CONSTRUCTION IN PROGRESS

                Fixed assets and represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

                Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

                All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for its intended use, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

                Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided in respect of construction in progress.

                Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

                The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

                          Useful life    Residual value    Depreciation rate
-------------------------------------------------------------------------------
Land and buildings     15 to 40 years             3%-5%            2.4%-6.5%
Plant, machinery,
equipment and others    5 to 14 years                3%           6.9%-19.4%

(Prepared under PRC Accounting Rules and Regulations)

                (j)     INTANGIBLE ASSETS

                        Intangible assets are carried at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. Amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible assets. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

                (k)     TAXATION

                        The principal taxes and the related rates are as follows:

                        (i)     Income tax

                                Income tax is provided using the tax-effect accounting method. Income tax on the profit or loss for the year comprises current tax and deferred tax.

                                Current tax
                                Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

                                Pursuant to the relevant PRC tax regulations, the income tax rate applicable to the Company is 15% in 2002. The subsidiaries are subject to income tax pursuant to the relevant PRC tax regulations.

                                The subsidiaries granted with tax concession are set out below:

             Name of subsidiaries    Applicable tax rate   Reasons for granting concession
----------------------------------------------------------------------------------------------------------
Shanghai Jindong Petrochemical
 Industrial Company Limited                           15%  Preferential tax rate at Pudong new district

Shanghai Golden-Phillips                                   A Sino-foreign Joint-equity
 Petrochemical Company Limited                        27%  manufacturing enterprise in old urban district

Shanghai Jinhua Industrial
 Company Limited                                      15%  Preferential tax rate at Pudong new district

Shanghai Golden Way Petrochemical                          A Sino-foreign Joint-equity manufacturing
 Company Limited                                      27%  enterprise in old urban district

Shanghai Jinchang Engineering                              A Sino-foreign Joint-equity manufacturing
 Plastics Company Limited                             27%  enterprise in old urban district

SPC Marketing Development
 Corporation                                          15%  Preferential tax rate at Pudong new district

(Prepared under PRC Accounting Rules and Regulations)

                (k)     TAXATION (continued)

                        (i)     INCOME TAX (continued)

                                Deferred Tax

                                Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged to the income statement.

                                A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

                        (ii)    Value-added tax (" VAT")

                                The VAT rate applicable to the Group is 17%.

                        (iii)   Consumption tax

                                Pursuant to the relevant PRC tax regulations, the Group's sales of gasoline and diesel oil are subject to the consumption tax at a rate of RMB277.60 per tonne and RMB 117.60 per tonne respectively.

                (l)     Impairment Loss

                        The carrying amounts of the Group's long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

                        The Group assesses at each balance sheet date whether there is any indication that impairment loss recognised for an asset in prior years may no longer exist. An impaiment loss is reversed if there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced. The reversal is recognised as income in the period in the income statement. The reversed amount should not exceed its historical net value.

(Prepared under PRC Accounting Rules and Regulations)

        (m)     DEFERRED INCOME

                Deferred income is amortised to the income statement on a straight line basis over 10 years.

        (n)     REVENUE RECOGNITION

                Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in repect of the transaction cannot be measured reliably.

                Revenue from the rendering of services is recognised upon performance of the services.

                Interest income is recognised on a time apportioned basis by reference to the principal outstanding and the rate applicable.

        (o)     REPAIRS AND MAINTENANCE EXPENSES

                Repairs and maintenance expenses are recognised as expenses in the period in which they are incurred.

        (p)     RESEARCH AND DEVELOPMENT COSTS

                Research and development costs are recognised as expenses in the period in which they are incurred.

        (q)     BORROWING COST

                Borrowing costs represent interest expenses and foreign exchange difference on loans. Borrowing costs are expensed in income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

        (r)     RETIREMENT SCHEME COSTS

                The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 31.

        (s)     PROFIT DISTRIBUTION

                Profit distribution is made in accordance with the relevant rules and regulations set out in the Company Law of the PRC and the Articles of Association of the Company and its subsidiaries.

        (t)     RELATED PARTIES

                Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(Prepared under PRC Accounting Rules and Regulations)

3.      CASH AT BANK AND IN HAND

        Cash at bank and in hand as at 31 December is analysed as follows:

                                                     THE GROUP                               THE COMPANY
                                         ------------------------------------   ---------------------------------------
                                2002     Original                                  Original
                            EXCHANGE     currency           2002         2001      currency         2002           2001
                                RATE         '000        RMB'000      RMB'000          '000      RMB'000        RMB'000
------------------------------------------------------------------------------------------------------------------------
Cash in hand
Renminbi                                                     177          306                         59            184

Cash at bank
 Renminbi                                              1,204,039    1,187,825                    704,506        711,682
 Hong Kong Dollars            1.0611       23,867         25,325       20,186        23,867       25,325         20,186
 United States Dollars        8.2773        2,547         21,075       44,485           978        8,095         42,002
 Swiss Francs                 5.9636          129            771          639           129          771            639
 Japanese Yen                      -            -              -          959             -            -            959
 Euro                         8.6360        3,708         32,019       28,918         3,708       32,019         28,918
------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                               1,283,406    1,283,318                    770,775        804,570

Deposits at related party
 (note 30(f))
 Renminbi                                                461,220      204,175                    456,500        203,794
------------------------------------------------------------------------------------------------------------------------
                                                       1,744,626    1,487,493                  1,227,275      1,008,364
------------------------------------------------------------------------------------------------------------------------

        Deposits at related party represent bank deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rate.

4.      BILLS RECEIVABLE

        Bills receivable mainly are bank bills due in six months. As at 31 December 2002, there are no significant bills receivable at discount or pledged.

        Except for the balances disclosed in note 30(e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of bills receivable.

(Prepared under PRC Accounting Rules and Regulations)

5.      TRADE DEBTORS

                                                                            THE GROUP
                             ------------------------------------------------------------------------------------------------------
                                                    2002                                                2001
                             -------------------------------------------------  ---------------------------------------------------
                                                         BAD DEBT    PROVISION                                Bad debt    Provision
                                Amount    PROPORTION    PROVISION   PROPORTION       Amount   Proportion     provision   proportion
                               RMB'000             %      RMB'000            %      RMB'000            %       RMB'000            %
-----------------------------------------------------------------------------------------------------------------------------------
Within one year                471,583         83.88        1,155         0.24      506,319        84.39         1,131         0.22
Between one and two years       30,853          5.49        2,026         6.57       31,759         5.29         1,164         3.67
Between two and three years     24,343          4.33       15,679        64.41       19,294         3.22         6,180        32.03
Over three years                35,447          6.30       24,479        69.06       42,600         7.10        25,277        59.34
-----------------------------------------------------------------               --------------------------------------
                               562,226        100.00       43,339         7.71      599,972       100.00        33,752         5.63
-----------------------------------------------------------------------------------------------------------------------------------
Trade debtors, net             518,887                                              566,220
-----------------------------------------------------------------------------------------------------------------------------------

                                                                            THE COMPANY
                             ------------------------------------------------------------------------------------------------------
                                                    2002                                                2001
                             -------------------------------------------------  ---------------------------------------------------
                                                         BAD DEBT    PROVISION                                Bad debt    Provision
                                AMOUNT    PROPORTION    PROVISION   PROPORTION       Amount   Proportion     provision   proportion
                               RMB'000             %      RMB'000            %      RMB'000            %       RMB'000            %
-----------------------------------------------------------------------------------------------------------------------------------
Within one year                471,869         88.68        1,022         0.22      454,953        82.96         1,097         0.24
Between one and two years       25,749          4.84        1,851         7.19       23,293         4.25         1,107         4.75
Between two and three years      7,994          1.50        1,733        21.68       37,656         6.87         1,336         3.55
Over three years                26,508          4.98       21,465        80.98       32,489         5.92        23,285        71.67
-----------------------------------------------------------------               --------------------------------------
                               532,120        100.00       26,071         4.90      548,391       100.00        26,825         4.89
-----------------------------------------------------------------------------------------------------------------------------------
Trade debtors, net             506,049                                              521,566
-----------------------------------------------------------------------------------------------------------------------------------

BAD DEBT PROVISION

                                                    THE GROUP                     THE COMPANY
                                           ----------------------------   ----------------------------
                                                   2002            2001            2002           2001
                                                RMB'000         RMB'000         RMB'000        RMB'000
------------------------------------------------------------------------------------------------------
Balance at the beginning of the year             33,752          25,371          26,825         22,035
Add: Additions for the year                      17,041           9,098           6,195          4,790
Less: Provision written off                      (7,454)           (717)         (6,949)             -
------------------------------------------------------------------------------------------------------
Balance at the end of the year                   43,339          33,752          26,071         26,825
------------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

        The aggregate amount of five largest trade debtors at the end of the year are shown below:

                                                        2002            2001
        --------------------------------------------------------------------

        Amount (RMB'000)                             120,086          80,757
        Percentage of total trade debtors              21.36%          13.46%
        --------------------------------------------------------------------

        Except for balances disclosed in Note 30 (e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of trade debtors.

        During the year ended 31 December 2002, the Group and the Company had no individually significant write off or write back of doubtful debts which had been fully or substantially provided in prior years. At 31 December 2002, the Group and the Company did not have individually significant trade debtors that aged over three years.

6.      OTHER DEBTORS

                                                                            THE GROUP
                             ------------------------------------------------------------------------------------------------------
                                                    2002                                                2001
                             -------------------------------------------------      -----------------------------------------------
                                                         BAD DEBT    PROVISION                                Bad debt    Provision
                                AMOUNT    PROPORTION    PROVISION   PROPORTION       Amount   Proportion     provision   proportion
                               RMB'000             %      RMB'000            %      RMB'000            %       RMB'000            %
-----------------------------------------------------------------------------------------------------------------------------------
Within one year                405,466         69.78        1,183         0.29      651,475        71.52             -            -
Between one and two years       50,342          8.67        1,135         2.25       72,053         7.91             -            -
Between two and three years     14,627          2.52        2,016        13.78       68,235         7.49            16         0.02
Over three years               110,543         19.03       18,908        17.10      119,059        13.08         3,711         3.12
-----------------------------------------------------------------                   ----------------------------------
Total                          580,978        100.00       23,242         4.00      910,822       100.00         3,727         0.41
-----------------------------------------------------------------------------------------------------------------------------------
Other debtors, net             557,736                                              907,095
-----------------------------------------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

                                                                            THE COMPANY
                              -----------------------------------------------------------------------------------------------------
                                                    2002                                                2001
                              ------------------------------------------------      -----------------------------------------------
                                                         BAD DEBT    PROVISION                                Bad debt    Provision
                                AMOUNT    PROPORTION    PROVISION   PROPORTION       Amount   Proportion     provision   proportion
                               RMB'000             %      RMB'000            %      RMB'000            %       RMB'000            %
-----------------------------------------------------------------------------------------------------------------------------------
Within one year                302,563         66.67        1,097         0.36      444,851        66.63                          _
Between one and two years       35,515          7.83        1,107         3.12       71,609        10.73                          -
Between two and three years     11,606          2.56        1,336        11.51       43,961         6.58                          -
Over three years               104,069         22.94       16,590        15.94      107,201        16.06         1,200         1.12
-----------------------------------------------------------------                   ----------------------------------
Total                          453,753        100.00       20,130         4.44      667,622       100.00         1,200         0.18
-----------------------------------------------------------------------------------------------------------------------------------
Other debtors, net             433,623                                              666,422
-----------------------------------------------------------------------------------------------------------------------------------

BAD DEBT PROVISION

                                                      THE GROUP                      THE COMPANY
                                               ------------------------       ------------------------
                                                   2002            2001            2002           2001
                                                RMB'000         RMB'000         RMB'000        RMB'000
------------------------------------------------------------------------------------------------------
Balance at the beginning of the year              3,727           1,200           1,200          1,200
Add: Additions for the year                      19,515           2,527          18,930              -
------------------------------------------------------------------------------------------------------
Balance at the end of the year                   23,242           3,727          20,130          1,200
------------------------------------------------------------------------------------------------------

        The aggregate amount of five largest other debtors at the end of the year are shown below:

                                                        2002            2001
        --------------------------------------------------------------------

        Amount (RMB'000)                             109,418         228,764
        Percentage of total other debtors              18.83%          25.12%
        --------------------------------------------------------------------

        Except for balances disclosed in Note 30(e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of other debtors.

        During the year ended 31 December 2002, the Group and the Company had no individually significant write off of other debtors. At 31 December 2002, the Group and the Company did not have individually significant other debtors that aged over three years.

7.      ADVANCE PAYMENTS

        All advance payments are within one year.

        Except for the balances disclosed in Note 30(e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of advance payments.

(Prepared under PRC Accounting Rules and Regulations)

8.      INVENTORIES

                                                 THE GROUP                                          THE COMPANY
                           ---------------------------------------------------  ---------------------------------------------------
                                   2002                        2001                      2002                       2001
                           ------------------------  -------------------------  ------------------------   ------------------------
                                      PROVISION FOR              Provision for             PROVISION FOR              Provision for
                                      DIMINUTION IN              diminution in             DIMINUTION IN              diminution in
                              AMOUNT    INVENTORIES     Amount     inventories     AMOUNT    INVENTORIES      Amount    inventories
                             RMB'000        RMB'000    RMB'000         RMB'000    RMB'000        RMB'000     RMB'000        RMB'000
-----------------------------------------------------------------------------------------------------------------------------------
Raw materials              1,024,755              -    753,083               -    961,370              -     634,571              -
Work in progress           1,077,202              -    890,518               -    971,023              -     794,553              -
Finished goods               666,513          9,048    581,197           8,612    499,082          5,518     326,686          2,072
Spare parts and
 consumables                 531,673         17,624    551,723          14,699    459,535         16,313     515,805         12,478
-----------------------------------------------------------------------------------------------------------------------------------
Total                      3,300,143         26,672  2,776,521          23,311  2,891,010         21,831   2,271,615         14,550
-----------------------------------------------------------------------------------------------------------------------------------
Inventories, net           3,273,471                 2,753,210                  2,869,179                  2,257,065
-----------------------------------------------------------------------------------------------------------------------------------

Provision for diminution in inventories is analysed as follows:

                                                   THE GROUP                                       THE COMPANY
                            --------------------------------------------------  ---------------------------------------------------
                                     2002                       2001                       2002                      2001
                            -----------------------  -------------------------  ------------------------  -------------------------
                                        SPARE PARTS                Spare parts               SPARE PARTS                Spare parts
                            FINISHED            AND   Finished             and   FINISHED            AND    Finished            and
                               GOODS     CONSUMBLES      goods      consumbles      GOODS     CONSUMBLES       goods     consumbles
                             RMB'000        RMB'000    RMB'000         RMB'000    RMB'000        RMB'000     RMB'000        RMB'000
-----------------------------------------------------------------------------------------------------------------------------------
At 1 January                   8,612         14,699      1,637          18,080      2,072         12,478       1,637         14,509
Additions                      4,668          5,146      6,975               -      3,579          3,835         435              -
Provision written off         (4,232)        (2,221)         -          (3,381)      (133)             -           -         (2,031)
-----------------------------------------------------------------------------------------------------------------------------------
At 31 December                 9,048         17,624      8,612          14,699      5,518         16,313       2,072         12,478
-----------------------------------------------------------------------------------------------------------------------------------

                                                          THE GROUP                     THE COMPANY
                                                  ---------------------------   ----------------------------
                                                         2002            2001            2002           2001
                                                      RMB'000         RMB'000         RMB'000        RMB'000
------------------------------------------------------------------------------------------------------------
Cost of inventories recognised in the
 income statement and profit appropriation
 statement are as follows:
   Cost of sales                                   18,743,107      17,841,620      17,732,686     16,283,409

(Prepared under PRC Accounting Rules and Regulations)

9.      LONG-TERM EQUITY INVESTMENTS

                                                                            THE GROUP
                                      --------------------------------------------------------------------------------------------
                                                            Equity       Interests in          Other        Provision
                                      Interests in      investment   non-consolidated       unlisted   for impairment
                                        associates     differences       subsidiaries    investments           losses
                                         (Note(a))       (Note(b))          (Note(c))      (Note(e))        (Note(f))        Total
                                           RMB'000         RMB'000            RMB'000        RMB'000          RMB'000      RMB'000
----------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                  178,990          42,931            209,072      1,100,871           (4,768)   1,527,096
Additions for the year                      23,800               -             87,415        220,915                -      332,130
Reclassification                           831,602               -                  -       (831,602)               -            -
Share of profits less losses from
 investments accounted
 for under the equity method                32,007               -                  -              -                -       32,007
Dividend receivable                         (6,240)              -                  -              -                -       (6,240)
Disposals for the year                           -               -             (8,747)       (33,769)               -      (42,516)
Transferred to intangible asset
 (Note 13)                                       -         (49,311)                 -              -                -      (49,311)
Amortisation for the year                        -         (10,144)                 -              -                -      (10,144)
Change in provision                              -               -                  -              -           (4,890)      (4,890)
----------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002              1,060,159         (16,524)           287,740        456,415           (9,658)   1,778,132
----------------------------------------------------------------------------------------------------------------------------------

                                                                            THE COMPANY
                                           ------------------------------------------------------------------------------
                                                                  Equity       Interests in           Other
                                           Interests in       investment       consolidated       unlisted
                                             associates      differences       subsidiaries     investments
                                              (Note(a))        (Note(b))          (Note(d))       (Note(e))         Total
                                                RMB'000          RMB'000            RMB'000         RMB'000       RMB'000
-------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                        86,947           42,931          1,609,098         790,238     2,529,214
Additions for the year                                -                -            291,132         205,388       496,520
Reclassification                                831,602                -                  -        (831,602)            -
Share of profits less losses from
 investments accounted
 for under the equity method                     14,343                -             99,238               -       113,581
Dividend receivable                                   -                -            (52,035)              -       (52,035)
Disposals for the year                          (78,182)               -            (29,444)              -      (107,626)
Transferred to intangible asset (Note 13)             -          (49,311)                 -               -       (49,311)
Amortisation for the year                             -          (10,144)                 -               -       (10,144)
-------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                     854,710          (16,524)         1,917,989         164,024     2,920,199
-------------------------------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

        (a) The particulars of the associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 31 December 2002 are as follows:

                                                                  PERCENTAGE OF EQUITY
                                                               ---------------------------
        Company                                 REGISTERED     HELD BY THE         HELD BY
                                                   CAPITAL         COMPANY    SUBSIDIARIES             PRINCIPAL
                                                      '000               %               %            ACTIVITIES

        Shanghai Golden Conti                    US$35,640               -              48            Trading in
         Petrochemical Company                                                                     petrochemical
         Limited                                                                                        products

        Shanghai Jinsen                          US$14,695               -              40         Production of
         Hydrocarbon Resins                                                                      resins products
         Company Limited

        Shanghai Jinpu Plastics                  US$20,204               -              50         Production of
         Packaging Material                                                                        polypropylene
         Company Limited                                                                                    film

        Zhejiang Jiulong                         RMB15,000               -              50            Trading in
         Packaging Material                                                                        petrochemical
         Company Limited                                                                                products

        Shanghai YaNan Electrical                 RMB5,420               -              44            Trading of
         Appliances Company                                                                           electrical
                                                                                                      appliances

        SPC XinLian                              RMB11,000               -              36              Catering
         Entertainment Company                                                                           service

        XinLian Special Sealings                  RMB5,000               -              33         Production of
         Company                                                                                 special sealing
                                                                                                        material

        Shanghai Secco                          US$901,441              20               -         Manufacturing
         Petrochemical Company Limited                                                       and distribution of
                                                                                                        chemical
                                                                                                        products

        Shanghai Chemical                     RMB2,372,439           38.26               -             Planning,
         Industry Park Development                                                                   development
         Company Limited                                                                           and operation
                                                                                                 of the Chemical
                                                                                                Industry Park in
                                                                                                    Shanghai,PRC

        (b) The difference between the Company's cost of investments in subsidiaries, and its share of their net asset values was treated as an "equity investment difference". The "equity investment difference" is amortised on a straight-line basis over 10 years. The remaining period of amortisation is 4 to 9 years.

        (c) Interests in non-consolidated subsidiaries represent the Company's interest in these subsidiaries which do not principally affect the results or assets of the Group and, therefore, are not consolidated. These interests are accounted for under cost method.

(Prepared under PRC Accounting Rules and Regulations)

        (d) The particulars of subsidiaries, all of which are limited companies established and operating in the PRC which principally affected the results or assets of the Group, at 31 December 2002 are as follows:

                                                                  PERCENTAGE OF EQUITY
                                                               ---------------------------
        COMPANY                                 REGISTERED     HELD BY THE         HELD BY
                                                   CAPITAL         COMPANY    SUBSIDIARIES
                                                      '000               %               %      PRINCIPAL ACTIVITIES

        Shanghai Petrochemical                 RMB 650,000             100               -     Investment
         Investment Development                                                                 management
         Company Limited

        SPC Marketing Development               RMB 25,000             100               -     Trading in
         Corporation                                                                            petrochemical
                                                                                                products

        China Jinshan Associated                RMB 25,000              70               -     Import and export
         Trading Corporation                                                                    of petrochemical
                                                                                                products and equipment

        Shanghai Jinhua Industrial              RMB 25,500               -           81.46     Trading in
         Company Limited                                                                        petrochemical products

        Shanghai Jindong Petrochemical          RMB 40,000               -              60     Trading in
         Industrial Company Limited                                                             petrochemical products

        Zhejiang Jinzhe Petrochemical           RMB 40,000               -           58.43     Trading in
         Associated Company Limited                                                             petrochemical products

        Shanghai Golden Way                      US$ 3,460               -              75      Production of
         Petrochemical Company Limited                                                           vinyl acetate products

        Shanghai Jinchang Engineering            US$ 4,750               -           50.38     Production of
         Plastics Company Limited                                                               polypropylene products

        Shanghai Golden-Phillips                US$ 50,000               -              60     Production of
         Petrochemical Company                                                                  polyethylene products
         Limited

        Zhejiang Jin Yong Acrylic              RMB 250,000              75               -     Production of
         Fibre Company Limited                                                                  acrylic fibre products

        Shanghai Petrochemical                 RMB 220,000             100               -     Investment mangement
         Enterprise Development
         Company Limited

        Shanghai Petrochemical                   RMB 3,000               -             100     Production of
         Jianghai Textiled Yarn Plant                                                           textiled yarn fibre

        None of these subsidiaries has issued any debt securities.

        Note:

        In 2002, one of the Group's wholly owned subsidiaries, Shanghai Jinyang Acrylic Fibre Plant('Jinyang") was deregistered. Since then, Jinyang's operations were combined with the Company's Acrylic Fibre Division and all of its assets and liabilities were transferred to the Company on the same date at carrying value.

(Prepared under PRC Accounting Rules and Regulations)

        (e) The Group's other unlisted investments include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the year ended 31 December 2002 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for.

        (f)     Provision for impairment losses are analysed as follows:

                                                       THE GROUP
                                             ----------------------------
                                                2002                 2001
                                             RMB'000              RMB'000
        -----------------------------------------------------------------
        Balance at 1 January                   4,768                7,863
        Provision for the year                 8,998                1,960
        Written back for the year             (4,108)              (5,055)
        -----------------------------------------------------------------
        Balance at 31 December                 9,658                4,768
        -----------------------------------------------------------------

                At 31 December 2002, the Group and the Company did not have individually significant provision for impairment losses on long-term equity investments.

        (g)     Major investment changes

                At 31 December 2002, details of principal equity investment changes of the Group are as follows:

                                                                                               Share of
                                                                                               profits/
                                                                                               (losses)
                                                      Percentage                              accounted
                                                       of equity   Balance at     Addition    for under                Balance at 31
                                                   interest held    1 January      for the   the equity    Dividends        December
                                      Investment          by the         2002         year       method     received            2002
Name of investee                           terms           Group      RMB'000      RMB'000      RMB'000      RMB'000         RMB'000
------------------------------------------------------------------------------------------------------------------------------------
Shanghai Chemical Industry Park         30 years              38%     560,000       47,770       23,108            -         630,878
 Development Company Limited

Shanghai Secco Petrochemical            50 years              20%      66,214      157,618            -            -         223,832
 Company Limited

Shanghai Jinpu Plastics                 30 years              50%      78,000       24,000       18,000       (6,000)        114,000
 Packaging Material Company
 Limited

Shanghai Golden Conti                   30 years              48%      71,000            -       (5,000)           -          66,000
 Petrochemical Company Limited

Hangzhou Real Estate Company            30 years              84%      64,000       62,700            -            -         126,700

(Prepared under PRC Accounting Rules and Regulations)

                No provision for impairment losses or equity investment difference was made for the long-term equity investments as set out above.

                The above non-consolidated subsidiaries, which the Group has over 50% equity interest are not consolidated as their assets and results of operation have no significant effect on the Group.

10.     FIXED ASSETS

        (a)     THE GROUP

                                                               PLANT, MACHINERY,
                                               LAND AND            EQUIPMENT AND
                                              BUILDINGS       OTHER FIXED ASSETS               TOTAL
                                                RMB'000                  RMB'000             RMB'000
----------------------------------------------------------------------------------------------------
COST OR VALUATION:
At 1 January 2002                             5,541,572               18,822,883          24,364,455
Additions                                        55,946                  173,093             229,039
Transferred from construction
 in progress (Note 12)                           70,451                5,599,662           5,670,113
Disposals                                       (57,656)                (350,445)           (408,101)
----------------------------------------------------------------------------------------------------
At 31 December 2002                           5,610,313               24,245,193          29,855,506
----------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION:
At 1 January 2002                             2,332,830                9,339,262          11,672,092
Charge for the year                             181,364                1,436,972           1,618,336
Written back on disposal                        (11,978)                (287,225)           (299,203)
----------------------------------------------------------------------------------------------------
At 31 December 2002                           2,502,216               10,489,009          12,991,225
----------------------------------------------------------------------------------------------------

NET BOOK VALUE:
At 31 December 2002                           3,108,097               13,756,184          16,864,281
----------------------------------------------------------------------------------------------------
At 31 December 2001                           3,208,742                9,483,621          12,692,363
----------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

        (b)     THE COMPANY

                                                                PLANT, MACHINERY,
                                                LAND AND            EQUIPMENT AND
                                               BUILDINGS       OTHER FIXED ASSETS               TOTAL
                                                 RMB'000                  RMB'000             RMB'000
 ----------------------------------------------------------------------------------------------------
 COST OR VALUATION:
 At 1 January 2002                             4,675,177               16,691,916          21,367,093
 Additions                                        13,562                  113,980             127,542
 Transferred from/(to) subsidiaries, net          62,285                  (91,561)           (29,276)
 Transferred from construction
  in progress (Note 12)                           59,620                5,368,048           5,427,668
 Disposals                                       (49,306)                (283,957)           (333,263)
 ----------------------------------------------------------------------------------------------------
 At 31 December 2002                           4,761,338               21,798,426          26,559,764
 ----------------------------------------------------------------------------------------------------

 ACCUMULATED DEPRECIATION:
 At 1 January 2002                             2,155,764                8,491,461          10,647,225
 Charge for the year                             145,497                1,278,579           1,424,076
 Transferred to subsidiaries                     (16,557)                (153,024)           (169,581)
 Written back on disposal                         (9,459)                (249,463)           (258,922)
 ----------------------------------------------------------------------------------------------------
 At 31 December 2002                           2,275,245                9,367,553          11,642,798
 ----------------------------------------------------------------------------------------------------

 NET BOOK VALUE:
 At 31 December 2002                           2,486,093               12,430,873          14,916,966
 ----------------------------------------------------------------------------------------------------
 At 31 December 2001                           2,519,413                8,200,455          10,719,868
 ----------------------------------------------------------------------------------------------------

All of the Group's buildings are located in the PRC (including Hong Kong).

(Prepared under PRC Accounting Rules and Regulations)

11.     CONSTRUCTION MATERIALS

                                   THE GROUP AND THE COMPANY
                                  --------------------------
                                         2002           2001
                                      RMB'000        RMB'000
------------------------------------------------------------
Equipment & accessories                19,667         36,106
------------------------------------------------------------

12.     CONSTRUCTION IN PROGRESS

                                                          THE GROUP                      THE COMPANY
                                               ----------------------------------------------------------------
                                                      2002               2001              2002            2001
                                                   RMB'000            RMB'000           RMB'000         RMB'000
---------------------------------------------------------------------------------------------------------------
Balance at 1 January                             4,276,591          2,107,357         4,238,739       2,092,598
Additions                                        2,283,573          4,246,189         2,036,050       4,207,888
of which:
 Capitalised interest costs                         95,006            115,088            91,353         114,420
---------------------------------------------------------------------------------------------------------------
                                                 6,560,164          6,353,546         6,274,789       6,300,486
Transferred to fixed assets (Note 10)           (5,670,113)        (2,076,955)       (5,427,668)     (2,061,747)
---------------------------------------------------------------------------------------------------------------
Balance at 31 December                            890,051           4,276,591           847,121       4,238,739
---------------------------------------------------------------------------------------------------------------

Construction in progress comprises costs incurred on property, plant and machinery not yet commissioned at 31 December 2002.

At 31 December 2002, the Group's principal construction in progress is as follows:

                                                                                                                            INTEREST
                                                                                                                         CAPITALIZED
                                                                                                                             FOR THE
                                  BALANCE AT    ADDITIONS    TRANSFERRED    BALANCE AT                                    YEAR ENDED
                       BUDGETED    1 JANUARY      FOR THE       TO FIXED   31 DECEMBER  PERCENTAGE OF                    31 DECEMBER
                         AMOUNT         2002         YEAR         ASSETS          2002     COMPLETION         SOURCE OF         2002
PROJECT NAME            RMB'000      RMB'000      RMB'000        RMB'000       RMB'000              %           FUNDING      RMB'000
------------------------------------------------------------------------------------------------------------------------------------
HIGH SULPHUR-           736,120       10,027      633,855       (491,250)      152,632             87%  Bank loans &          14,753
 CONTENT CRUDE OIL                                                                                       self-financing
 PROCESSING UNIT

ACRYLONITRILE           325,760        7,158       99,185           --         106,343             33%  Bank  loans &          1,704
 IMPROVEMENT                                                                                             self-financing
 PROJECT
------------------------------------------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

Interest capitalised for the year ended 31 December 2002 is as follows:

                                       The Group            The Company
                                     --------------        ------------
                                            RMB'000             RMB'000
-----------------------------------------------------------------------
Balance at 1 January 2002                    128,349            127,681
Additions                                     95,006             91,353
Transferred to fixed assets                 (190,977)          (190,309)
-----------------------------------------------------------------------
Balance at 31 December 2002                   32,378             28,725
-----------------------------------------------------------------------
Interest rate                             5.85%-6.03%        5.85%-6.03%

13.     INTANGIBLE ASSETS

                                               THE GROUP AND THE COMPANY
                                               -------------------------
                                                     2002           2001
                                                  RMB'000        RMB'000
------------------------------------------------------------------------
Cost:
At 1 January                                            -              -
Transferred from long-term investments            134,482              -

At 31 December                                    134,482              -
------------------------------------------------------------------------

Accumulated amortisation:
At 1 January                                            -              -
Transferred from long-term investments             85,171              -
------------------------------------------------------------------------

At 31 December                                     85,171              -
------------------------------------------------------------------------

Net book value:
At 31 December(Note 9)                             49,311              -
------------------------------------------------------------------------

On 16 August 1996, the Company acquired the equity interest in Shanghai Jinyang Acrylic Fibre Plant ('Jinyang") for consideration of RMB 38,800,000 satisfied in cash. Equity investment difference of RMB 134,482,000 on acquisition has been recognised in the accounts. Such equity investment difference is amortised over 10 years which was the then remaining economic useful life of the related plants of the subsidiary.

In 2002, Jinyang was deregistered and all its operations, assets and liabilities were transferred to the Company of carrying value. Accordingly, Jinyang has changed from a wholly owned subsidiary to a division of the Company. Since there is no investment in subsidiary after the deregistration of Jinyang, the unamortised amount of the equity investment difference of RMB 49,311,000 was transferred to intangible assets and will be amortised over its remaining useful life.

(Prepared under PRC Accounting Rules and Regulations)

14.     TAXATION

        (a)     Taxation in the income statement represents:

                                                   THE GROUP                    THE COMPANY
                                            -----------------------       ----------------------
                                                2002           2001          2002           2001
                                             RMB'000        RMB'000       RMB'000        RMB'000
------------------------------------------------------------------------------------------------
Provision for PRC income tax
 for the year                                143,124          7,948       112,833            836
Deferred taxation                              6,375          4,683         6,375          4,683
------------------------------------------------------------------------------------------------
                                             149,499         12,631       119,208          5,519
Tax refund                                   (66,405)       (19,318)      (66,405)       (19,318)
------------------------------------------------------------------------------------------------
                                              83,094         (6,687)       52,803        (13,799)
------------------------------------------------------------------------------------------------

The charge for PRC income tax is calculated at the rate of 15% (2001: 15%) on the estimated assessable profits of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry on business in overseas and Hong Kong and therefore no provision has been made for overseas and Hong Kong income tax.

Pursuant to the document "Cai Shui Zi (1999) No.290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB 66,405,000 (2001: RMB 19,318,000) during the year relating to the purchase of equipment produced in the PRC for technological improvements.

(b)     Taxes payable in the balance sheets represents:

                                                    THE GROUP                 THE COMPANY
                                            ------------------------     -----------------------
                                                2002           2001          2002           2001
                                             RMB'000        RMB'000       RMB'000        RMB'000
------------------------------------------------------------------------------------------------
Income tax                                    23,799        (39,423)       16,858        (39,704)
VAT                                          157,237         74,565       160,414         74,630
Consumption tax                               47,804         33,846        47,804         33,846
Business tax                                   3,134          2,602           696            372
Other taxes                                   21,679         18,189        19,924         17,175
------------------------------------------------------------------------------------------------
                                             253,653         89,779       245,696         86,319
------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

        (c)     Deferred tax assets

                                                      THE GROUP AND THE COMPANY
                                                     --------------------------
                                                             2002          2001
                                                          RMB'000       RMB'000
        -----------------------------------------------------------------------
        At 1 January                                        8,796        13,479

        Deferred taxation arising from provision
         for inventories and bad debts                      6,375             -

        Reversal of deferred taxation arising
         from provision for inventories and bad debts           -        (4,683)
        -----------------------------------------------------------------------
        At 31 December                                     15,171         8,796
        -----------------------------------------------------------------------

        There is no significant deferred tax liability not provided for in the financial statements.

15.     SHORT-TERM LOANS

        Short-term loans of the Group and the Company include:

                                                           THE GROUP                     THE COMPANY
                                                    -----------------------       ------------------------
                                                        2002           2001            2002           2001
                                                     RMB'000        RMB'000         RMB'000        RMB'000
        --------------------------------------------------------------------------------------------------
        Short-term bank loans                      3,094,726      3,029,500       2,830,045      2,643,000
        Short-term loans from
         related party (Note 30(g))                  130,000              -               -              -
        --------------------------------------------------------------------------------------------------
                                                   3,224,726      3,029,500       2,830,045      2,643,000
        --------------------------------------------------------------------------------------------------

        Short-term bank loans are unsecured loans without guarantee and payable in full when due. The weighted average interest rate of short-term loans of the Group was 3.86% (2001 : 5.85%) at 31 December 2002.

(Prepared under PRC Accounting Rules and Regulations)

16.     TRADE CREDITORS, BILLS PAYABLE, RECEIPTS IN ADVANCE AND OTHER PAYABLES

        There are no material trade creditors and other payables aged over 3 years.

        There is no material receipts in advance aged over 1 year.

        Bills payable are mainly bank bills issued for the purchase of material, merchandises and products, generally due in 3 to 6 months.

        Except for the balances disclosed in Note 30(e), there is no amount due to shareholders who held more than 5% shareholding included in the balance of trade creditors, bills payable, receipts in advance and other payables.

        Ageing analysis of trade creditors is as follows:

                                                              THE GROUP
                                         --------------------------------------------------------
                                                    2002                          2001
                                         --------------------------      ------------------------
                                             Amount      Proportion         Amount     Proportion
                                            RMB'000               %        RMB'000              %
-------------------------------------------------------------------------------------------------
Within three months                       1,053,982           89.56        657,512          86.43
Between three and six months                 81,519            6.93         73,754           9.70
Over six months                              41,350            3.51         29,437           3.87
-------------------------------------------------------------------------------------------------
                                          1,176,851          100.00        760,703         100.00
-------------------------------------------------------------------------------------------------

                                                              THE COMPANY
                                         --------------------------------------------------------
                                                    2002                          2001
                                         --------------------------      ------------------------
                                             Amount      Proportion         Amount     Proportion
                                            RMB'000               %        RMB'000              %
-------------------------------------------------------------------------------------------------
Within three months                         932,959           90.73        524,442          88.24
Between three and six months                 86,039            8.37         65,676          11.05
Over six months                               9,181             0.9          4,233           0.71
-------------------------------------------------------------------------------------------------
                                          1,028,179          100.00        594,351         100.00
-------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

17.     ACCRUED EXPENSES

        At 31 December 2002, the Group's and the Company's accrued expenses primarily represented accrued interest expenses and other operational production expenses.

18.     DIVIDEND PAYABLE

                                              THE GROUP AND THE COMPANY
                                             --------------------------
                                                     2002          2001
                                                  RMB'000       RMB'000
-----------------------------------------------------------------------

Final dividend proposed of RMB 0.05 per
 share (2001 : RMB Nil)                           360,000
-----------------------------------------------------------------------

19.     LONG-TERM LOANS

                                                   THE GROUP                     THE COMPANY
                                            -----------------------       -------------------------
                                                2002           2001            2002           2001
                                             RMB'000        RMB'000         RMB'000        RMB'000
---------------------------------------------------------------------------------------------------
After five years                              75,966         33,503          51,466          33,503
Between three and five years               1,029,798      1,389,954       1,029,798       1,382,554
Between two and three years                1,922,299      1,302,002       1,804,899         975,664
Between one and two years                  1,562,828        738,288       1,257,639         359,256
---------------------------------------------------------------------------------------------------
                                           4,590,891      3,463,747       4,143,802       2,750,977

Within one year:
 Current portion of long-term loans          777,589      1,076,541         393,386         731,502
---------------------------------------------------------------------------------------------------
                                           5,368,480      4,540,288       4,537,188       3,482,479
---------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

        Long-term loans are analysed as follows:

                                                                                           THE GROUP           THE COMPANY
                                                                                      --------------------  -------------------
                                                     INTEREST
                                                      RATE AT    ORIGINAL      2002
REPAYMENT TERMS AND                    INTEREST   31 DECEMBER    CURRENCY  EXCHANGE        2002       2001       2002      2001
LAST PAYMENT DATE                          TYPE          2002        '000      RATE    RMB '000    RMB'000    RMB'000   RMB'000
-------------------------------------------------------------------------------------------------------------------------------
Arranged by Central Treasury of
the Company:

U.S. Dollar denominated:
Payable semi-annually through 2002        Fixed          6.20%      6,000     8.2773          -     49,660          -    49,660
Payable semi-annually from 2001        Floating     LIBOR+0.6%      4,366     8.2773     36,021    108,407     36,021   108,407
through 2003
Payable semi-annually through             Fixed          7.10%      4,350     8.2773     36,004     54,009     36,004    54,009
2004(Note(a))
Payable semi-annually through             Fixed          1.50%      9,900     8.2773     81,947     96,836     81,947    96,836
2008(Note(a))
Payable semi-annually through          Floating     LIBOR+0.5%      3,506     8.2773     29,014     18,054     29,014    18,054
2015(Note(a))
Due in 2004                            Floating     LIBOR+0.5%      5,000     8.2773          -     41,383          -    41,383

Japanese Yen denominated:
Payable semi-annually through 2004        Fixed           5.7%    872,598   0.069035     60,362     87,489     60,362         -

Renminbi denominated:
Due in 2002                            Floating    5.94%-6.03%                                -    395,000          -   395,000
Due in 2003                            Floating          5.94%                          288,840    288,840    288,840   288,840
Due in 2004                            Floating          5.94%                        1,200,000    900,000  1,200,000   900,000
Due in 2005                            Floating    5.05%-5.58%                        1,790,000    350,000  1,790,000   350,000
Due in 2006                            Floating    5.58%-6.03%                        1,000,000  1,000,000  1,000,000 1,000,000
Other loans due in 2003                       - Interest free                            15,000     15,000     15,000    15,000

Arranged by individual plants of the
Company:

Renminbi denominated:
Due in 2002                            Floating    5.85%-6.03%                                -    165,290          -  165,290

Arranged by subsidiaries:

U.S.Dollar denominated:
Payable semi-annually through 2002     Floating     LIBOR+0.5%          -          -          -     13,794          -         -
Payable semi-annually through 2004     Floating          1.76%     10,182     8.2773     84,284    160,506          -         -
Payable annually through 2004                 - Interest free       2,919     8.2773     14,065     14,065          -         -
Payable annually through 2004             Fixed          5.00%      1,219     8.2773     10,090     10,090          -         -

(Prepared under PRC Accounting Rules and Regulations)

                                                                                               THE GROUP           THE COMPANY
                                                                                      ------------------------- -------------------
                                                                   ORIGINAL      2002
REPAYMENT TERMS AND                             INTEREST RATE AT   CURRENCY  EXCHANGE        2002        2001       2002       2001
LAST PAYMENT DATE               INTEREST TYPE    31 DECEMBER 2002      '000      RATE     RMB'000     RMB'000    RMB'000    RMB'000
-----------------------------------------------------------------------------------------------------------------------------------
Renminbi denominated:
Payable semi-annually through
2003                                        -      Interest free                           29,910      59,110          -          -
Payable semi-annually through
2004                                 Floating               5.76%                         136,300     136,300          -          -
Payable annually from 2003
through 2004                         Floating               7.13%                          45,000      45,000          -          -
Payable annually through 2004               -      Interest free                          265,843     335,255          -          -
Payable annually through 2004        Floating         5.31%-5.85%                          49,100      46,600          -          -
Payable annually from 2001
through 2005                                -      Interest free                           22,200      29,600          -          -
Due in 2002                          Floating               4.95%                               -      15,000          -          -
Due in 2003                          Floating         6.24%-7.13%                               -      65,000          -          -
Due in 2004                          Floating               6.24%                          40,000      40,000          -          -
Due in 2005 and after                       -         4.94%-5.58%                         134,500           -          -          -
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term loans
outstanding                                                                             5,368,480   4,540,288  4,537,188  3,482,479
Less: Amounts due within one
year                                                                                     (777,589) (1,076,541)  (393,386)  (731,502)
------------------------------------------------------------------------------------------------------------------------------------
Amounts due after one year                                                              4,590,891   3,463,747  4,143,802  2,750,977
------------------------------------------------------------------------------------------------------------------------------------

Note: (a) Guaranteed by China Petrochemical Corporation
Except for loans indicated as guaranteed, all loans are unsecured loans without guarantee.

(Prepared under PRC Accounting Rules and Regulations)

20.     OTHER LONG-TERM LIABILITIES

        DEFERRED INCOME

                                                             THE GROUP
                                                    ---------------------------
                                                         2002              2001
                                                      RMB'000           RMB'000
-------------------------------------------------------------------------------

       COST:
       At 1 January and at 31 December                115,177           115,177
-------------------------------------------------------------------------------

       ACCUMULATED AMORTISATION:
       At 1 January                                    46,072            34,554
       Amortisation for the year                       11,518            11,518
-------------------------------------------------------------------------------

       At 31 December                                  57,590            46,072
-------------------------------------------------------------------------------

       NET BOOK VALUE:
       At 31 December                                  57,587            69,105
-------------------------------------------------------------------------------

In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB 115,177,000 and was recorded as deferred income in the consolidated financial statements.

(Prepared under PRC Accounting Rules and Regulations)

21.     SHARE CAPITAL

                                                                                  THE GROUP AND THE COMPANY
                                                                             ---------------------------------
                                                                                  2002                    2001
                                                                               RMB'000                 RMB'000
--------------------------------------------------------------------------------------------------------------
REGISTERED CAPITAL:
4,870,000,000 A shares of RMB 1 each                                         4,870,000               4,870,000
2,330,000,000 H shares of RMB 1 each                                         2,330,000               2,330,000
--------------------------------------------------------------------------------------------------------------
                                                                             7,200,000               7,200,000
--------------------------------------------------------------------------------------------------------------
ISSUED AND PAID UP CAPITAL
Shares not in trade:
4,150,000,000 A shares of RMB 1 each
 of which:
   Domestic legal persons owned shares                                       4,150,000               4,150,000
--------------------------------------------------------------------------------------------------------------
Total shares not in trade                                                    4,150,000               4,150,000
--------------------------------------------------------------------------------------------------------------
Shares in trade:
720,000,000 A shares of RMB 1 each 2,330,000,000 H
 shares of RMB 1 each of which:
   RMB ordinary A shares listed in the PRC                                     720,000                 720,000
   Foreign investment H shares listed overseas                               2,330,000               2,330,000
--------------------------------------------------------------------------------------------------------------
Total shares in trade                                                        3,050,000               3,050,000
--------------------------------------------------------------------------------------------------------------
Total share capital                                                          7,200,000               7,200,000
--------------------------------------------------------------------------------------------------------------

All the A and H shares rank pari passu in all respects.

Capital verifications of the issued and paid up capital were performed by KPMG Huazhen. Capital verification reports were issued on 27 October 1993, 10 June 1994, 15 September 1996 and 20 March 1997 accordingly.

(Prepared under PRC Accounting Rules and Regulations)

22.     CAPITAL RESERVES

                                              THE GROUP AND THE COMPANY
                                         ------------------------------------
                                                 2002                    2001
                                              RMB'000                 RMB'000
-----------------------------------------------------------------------------
Balance at 1 January and 31 December        2,856,278               2,856,278
-----------------------------------------------------------------------------

Balance of capital reserves at 31 December is represented by:

                                        THE GROUP AND THE COMPANY
                                   ----------------------------------
                      NOTE                     2002              2001
                                            RMB'000           RMB'000
---------------------------------------------------------------------
Share premium                             2,420,841         2,420,841
Safety fund               (a)                 4,180             4,180
Valuation surplus         (b)                44,887            44,887
Government grants         (c)               386,370           386,370
---------------------------------------------------------------------
Total                                     2,856,278         2,856,278
---------------------------------------------------------------------

(a) The safety fund represents gifts or grants received from China Petrochemical Corporation for enhancement of production safety.

(b) Valuation surplus represents the excess of fair value over the carrying value of assets given up in part exchange for investments.

(c) Government grants represent grants received for the purchase of equipment used for technology improvements.

23.     SURPLUS RESERVES

                                                                       THE GROUP AND THE COMPANY
                                               ----------------------------------------------------------------------------
                                               STATUTORY        STATUTORY       GENERAL       DISCRETIONARY
                                                 SURPLUS           PUBLIC       SURPLUS              PUBLIC
                                                 RESERVE     WELFARE FUND       RESERVE             RESERVE           TOTAL
                                      Note       RMB'000          RMB'000       RMB'000             RMB'000         RMB'000
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2001                        824,051          741,962        82,089           1,280,514       2,928,616
Transferred from the income statement    (a)       7,160            7,160             -                   -          14,320
---------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                        831,211          749,122        82,089           1,280,514       2,942,936
Transferred from the income statement    (a)      90,897           90,897             -                   -         181,794
---------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                      922,108          840,019        82,089           1,280,514       3,124,730
---------------------------------------------------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

        (a) Appropriation of profit was made in accordance with the relevant rules and regulations of the Company Law and the Articles of Association of the Company.

24.     INCOME FROM PRINCIPAL OPERATIONS

        The Group's principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

        Income from principal operations represents the invoiced value of goods sold to customers, net of VAT.

        For the year 2002, total sales to top five customers are as follow:

                                                  2002                  2001
        --------------------------------------------------------------------
        Amount (RMB'000)                     8,398,480             8,034,589
        Percentage of total sales                37.62%                39.78%
        --------------------------------------------------------------------

25.     BUSINESS TAXES AND SURCHARGES

                                                THE GROUP                          THE COMPANY
                                      ---------------------------          ------------------------
                                            2002             2001             2002             2001
                                         RMB'000          RMB'000          RMB'000          RMB'000
---------------------------------------------------------------------------------------------------
Consumption tax                          434,513          433,244          434,513          433,244
City construction tax                    102,993          102,470           94,866           85,901
Education surcharge and others            62,421           43,916           40,658           36,815
---------------------------------------------------------------------------------------------------
                                         599,927          579,630          570,037          555,960
---------------------------------------------------------------------------------------------------

The charge for consumption tax is calculated at RMB277.6 per tonne and RMB117.6 per tonne on the sales of gasoline and diesel respectively in accordance with relevant tax rules and regulations. The charges for city construction tax and education surcharge are based on 7% and 3% respectively of the VAT, consumption tax and business tax paid during the year.

(Prepared under PRC Accounting Rules and Regulations)

26.     FINANCIAL EXPENSES THE GROUP THE COMPANY

                                                        THE GROUP                         THE COMPANY
                                                -------------------------           -----------------------
                                                   2002              2001              2002           2001
                                                RMB'000           RMB'000           RMB'000         RMB'000
-----------------------------------------------------------------------------------------------------------
Interest expenses                               428,494           330,381           384,807         274,346
Less: Interest income                           (25,015)          (40,719)          (17,159)        (30,814)
Exchange loss                                    11,003             7,988             2,737           4,132
Less: Exchange gain                              (7,079)          (17,604)           (5,589)           (211)
-----------------------------------------------------------------------------------------------------------
Total                                           407,403           280,046           364,796         247,453
-----------------------------------------------------------------------------------------------------------

27.     INVESTMENT INCOME

                                                        THE GROUP                         THE COMPANY
                                                -------------------------           -----------------------
                                                   2002              2001              2002           2001
                                                RMB'000           RMB'000           RMB'000         RMB'000
-----------------------------------------------------------------------------------------------------------
Cost method                                      36,505            44,727            11,650          22,180
Share of profit of subsidiaries                       -                 -            99,238          87,583
Share of profit/loss) of associates              32,007           (20,630)           14,343         (39,463)
Amortisation of equity
 investment differences                         (10,144)          (10,144)          (10,144)        (10,144)
-----------------------------------------------------------------------------------------------------------
Total                                            58,368            13,953           115,087          60,156
-----------------------------------------------------------------------------------------------------------

28.     NON-OPERAING EXPENSES

                                                        THE GROUP                         THE COMPANY
                                                -------------------------           -----------------------
                                                   2002              2001              2002            2001
                                                RMB'000           RMB'000           RMB'000         RMB'000
-----------------------------------------------------------------------------------------------------------
Net loss on disposal of fixed assets             85,134            15,444            64,880          14,038
Service fee                                      26,798             7,000            26,798           7,000
Donations                                         1,699             1,425             1,699           1,425
Employee reduction expenses                           -           171,033                 -         154,148
Other expenses                                   27,756             8,991            22,958           6,948
-----------------------------------------------------------------------------------------------------------
Total                                           141,387           203,893           116,335         183,559
-----------------------------------------------------------------------------------------------------------

        In accordance with the Group's voluntary employee reduction plan, the Group recorded no employee reduction expenses (2001:RMB 171,033,000) during the year ended 31 December 2002.

(Prepared under PRC Accounting Rules and Regulations)

29.     APPROPRIATED ORDINARY DIVIDEND

        Pursuant to a resolution passed at the Directors' meeting held on 26 March 2003, a final dividend of RMB 0.05 per share totalling RMB 360,000,000 (2001: RMB Nil per share ) was proposed for shareholders' approval at the Annual General Meeting.

30.     RELATED PARTIES AND RELATED PARTY TRANSACTIONS

        (a) Company having the ability to exercise significant influence over the Group

        Name of Company               :  China Petroleum & Chemical Corporation
                                         ("Sinopec Corp")
        Registered Address            :  No. 6, Hui Xin Dong Jie Jia, Chao Yang
                                         Qu, Beijing
        Scope of operations              Oil and gas operations consisting of
                                         exploring for, developing and producing
                                         crude oil and natural gas; transporting
                                         crude oil, natural gas and products by
                                         pipelines; refining crude oil into
                                         finished petroleum products; and
                                         marketing crude oil, natural gas and
                                         refined petroleum products. Chemical
                                         operations including the manufacturing
                                         and marketing of a wide range of
                                         chemicals for industrial uses.
        Relationship with the Company :  The immediate parent company
        Economic nature               :  Joint stock limited company
        Authorised representative     :  Li Yizhong
        Registered capital            :  RMB 86.7 billion (2001 :RMB 86.7
                                         billion)

                As at 31 December 2002, Sinopec Corp held 4 billion shares of the Company.

        (b) Company not having the direct ability to exercise significant influence over the Group.

                China Petrochemical Corporation (the ultimate parent company) Sinopec Finance Company Limited (subsidiary of the ultimate parent company)

                Sinopec Zhenhai Refining & Chemical Company Limited (subsidiary of the immediate parent company)

                Sinopec Huadong Sales Company (subsidiary of the immediate parent company)

(Prepared under PRC Accounting Rules and Regulations)

        (c) Most of the transactions undertaken by the Group during the year ended 31 December 2002 have been effected with such counterparties and on such terms as have been determined by Sinopec Corp and other relevant authorities.

                Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follow:

                                                 2002               2001
                                              RMB'000            RMB'000
--------------------------------------------------------------------------------
Purchases of  crude oil                    11,645,363         10,499,582
--------------------------------------------------------------------------------

        (d) Other transactions between the Group and the other related parties during the year were as follows:

                                                         2002             2001
                                                      RMB'000          RMB'000
------------------------------------------------------------------------------
Sales                                               8,077,376        7,137,458
Purchases                                             267,228          338,292
Repairing charges                                     199,077          174,694
Insurance expenses                                     78,104           77,140
Net increase/(decrease) in
 deposits in related party                            257,045        (182,014)
Interest income                                           488            1,673
New loans obtained from related party                 530,000                -
Loans repaid to related party                         400,000                -
Interest expenses                                       5,111                -
Transportation costs                                   40,132           10,464
Construction and installation fees                    380,399          718,316
------------------------------------------------------------------------------

                The sales and purchases transactions between the Group and the other related parties as disclosed in note (b) accounted for approximately 90% of transactions of the similar nature.

                The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

(Prepared under PRC Accounting Rules and Regulations)

        (e) At 31 December, the Group's balances with related parties are as follow:


                               IMMEDIATE PARENT COMPANY               OTHER RELATED PARTIES
                            -------------------------------       --------------------------
                                      2002             2001            2002             2001
                                   RMB'000          RMB'000         RMB'000          RMB'000
--------------------------------------------------------------------------------------------
Bills receivable                    24,955           11,111               -                -
Trade debtors                       19,543           38,987          75,218            4,222
Other receivables                    6,354                -           7,050                -
Advance payments                         -                -          18,515                -
Bills payable                            -          192,564           4,770          273,246
Trade creditors                     45,135           38,936         473,704              462
Other payables                           -           66,695               -           19,509
Receipts in advance                  7,782                -               -                -
--------------------------------------------------------------------------------------------

        (f)     Deposits in related party

                                          THE GROUP                  THE COMPANY
                                    ---------------------      ----------------------
                                       2002          2001           2002         2001
                                    RMB'000       RMB'000        RMB'000      RMB'000
-------------------------------------------------------------------------------------
Cash at bank and in hand            461,220       204,175        456,500      203,794
-------------------------------------------------------------------------------------

        (g)     Loans with related party

                               THE GROUP                   THE COMPANY
                       ----------------------        ------------------------
                          2002           2001           2002             2001
                       RMB'000        RMB'000        RMB'000          RMB'000
-----------------------------------------------------------------------------
Short-term loans       130,000              -              -                -
-----------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

31.     RETIREMENT SCHEMES

        As stipulated by the relevant regulations, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document "Lao Bu Fa (1995) No.464" dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings account according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In 2002, the Company's contribution to this plan amounted to RMB 24,781,000 (2001 :
        RMB 25,741,000).

32.     CAPITAL COMMITMENTS

        Capital commitments outstanding at 31 December are as follows:

                                                     THE GROUP AND THE COMPANY
                                                   -----------------------------
                                                          2002              2001
                                                       RMB'000           RMB'000
--------------------------------------------------------------------------------
Property, plant and equipment
Contracted but not provided for                      1,186,054         4,631,866
Authorised by the Board but not contracted for         418,000         1,122,193
--------------------------------------------------------------------------------
                                                     1,604,054         5,754,059
Investment
Contracted but not provided for                      1,272,558         1,477,946
--------------------------------------------------------------------------------
                                                     2,876,612         7,232,005
--------------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

33.     CONTINGENT LIABILITIES

        At 31 December, contingent liabilities are as follows:

                                                                 THE GROUP                      THE COMPANY
                                                         -------------------------       ------------------------
                                                            2002              2001            2002           2001
                                                         RMB'000           RMB'000         RMB'000        RMB'000
-----------------------------------------------------------------------------------------------------------------
Guarantees issued to banks in favour of:
   - subsidiaries                                              -                 -        1,181,577      1,164,637
   - associates                                          265,990           315,830         265,990        315,830
   - others                                               79,442           119,766          40,300         88,530
-----------------------------------------------------------------------------------------------------------------
                                                         345,432           435,596       1,487,867      1,568,997
-----------------------------------------------------------------------------------------------------------------

        Guarantees issued to banks in favour of subsidiaries, associates and joint ventures are given to the extent of the Company's respective interest in these entities. The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2001 and 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

34.     Events after the balance sheet date

        To the date of this report, the Group has no significant events after the balance sheet date that need to be disclosed.

(Prepared under PRC Accounting Rules and Regulations)

35.     SEGMENT REPORTING

        Segment information is presented in respect of the Group's business segments, the format of which is based on the Group's management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

        The Group evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

        Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group policy.

        The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group's products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

        (i) The synthetic fibres segment produces primarily polyester and acrylic fibres primarily used in the textile and apparel industries.

        (ii) The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

        (iii) The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

        (iv) The Group's petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group's downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

        (v) All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activites, which are not allocated to the above four operating segments.

(Prepared under PRC Accounting Rules and Regulations)

        INCOME FROM PRINCIPAL OPERATIONS

                                                       2002            2001
                                                    RMB'000         RMB'000
---------------------------------------------------------------------------
MANUFACTURED PRODUCTS

Synthetic Fibres
  External sales                                  3,396,652       3,233,010
  Intersegment sales                                      -           1,358
---------------------------------------------------------------------------
Sub-total                                         3,396,652       3,234,368
---------------------------------------------------------------------------
Resins and Plastics
  External sales                                  6,479,166       5,666,218
  Intersegment sales                                 24,948          26,941
---------------------------------------------------------------------------
Sub-total                                         6,504,114       5,693,159
---------------------------------------------------------------------------
Intermediate Petrochemicals
  External sales                                  2,575,668       2,123,670
  Intersegment sales                              5,655,309       4,584,642
---------------------------------------------------------------------------
Sub-total                                         8,230,977       6,708,312
---------------------------------------------------------------------------
Petroleum Products
  External sales                                  8,482,497       8,225,905
  Intersegment sales                                603,473         544,370
---------------------------------------------------------------------------
Sub-total                                         9,085,970       8,770,275
---------------------------------------------------------------------------
ALL OTHERS
  External sales                                  1,388,913         948,593
  Intersegment sales                              3,190,159       1,346,082
---------------------------------------------------------------------------
Sub-total                                         4,579,072       2,294,675
---------------------------------------------------------------------------
Eliminations of intersegment sales               (9,473,889)     (6,503,393)
---------------------------------------------------------------------------
Total                                            22,322,896      20,197,396
---------------------------------------------------------------------------

(Prepared under PRC Accounting Rules and Regulations)

        COST OF PRINCIPAL OPERATIONS

                                                       2002            2001
                                                    RMB'000         RMB'000
---------------------------------------------------------------------------
Synthetic Fibres                                  3,138,522       3,060,790
Resins and Plastics                               5,527,662       4,929,875
Intermediate Petrochemicals                       1,955,449       1,848,277
Petroleum Products                                7,149,362       7,420,491
All others                                          972,112         582,187
---------------------------------------------------------------------------
Total                                            18,743,107      17,841,620
---------------------------------------------------------------------------

        GROSS PROFIT OF PRINCIPAL OPERATIONS

                                                 2002                  2001
                                              RMB'000               RMB'000
---------------------------------------------------------------------------
Synthetic Fibres                              235,730               155,045
Resins and Plastics                           913,011               705,822
Intermediate Petrochemicals                   599,586               257,065
Petroleum Products                            841,881               314,663
All others                                    389,654               343,551
---------------------------------------------------------------------------
Total                                       2,979,862             1,776,146
---------------------------------------------------------------------------

C. DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

        The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group's net profit and shareholders' equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

        Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

        (i)     Capitalisation of general borrowing costs
                Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

        (ii)    Valuation surplus
                Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

        (iii)   Government grants
                Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

        (iv)    Revaluation of land use rights
                Effective from 1 January 2002, land use rights are carried at historical cost less amortisation under IFRS. Accordingly, the surplus on the revaluation of land use rights was reversed to shareholders' equity. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

        (v)     Pre-operating expenditure
                Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

        (vi)    Dividend
                Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IFRS, dividends are recognised as a liability at its declaration date.

C. DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS AND IFRS (continued)

Effects on the Group's net profit and shareholders' equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

                                                                            YEARS ENDED 31 DECEMBER
                                                                        ------------------------------
                                                                                     2002         2001
                                                                    Note          RMB'000      RMB'000
------------------------------------------------------------------------------------------------------
Net profit under PRC
 Accounting Rules and Regulations                                                 908,965       71,604

Adjustments:
Capitalisation of borrowing costs,
 net of depreciation effect                                           (i)           5,833       52,288
Reversal of depreciation on government grants                       (iii)          15,411            -
Amortisation of revaluation of land use rights                       (iv)           3,498            -
Write off of pre-operating expenditure                                (v)         (15,942)           -
Tax effects of the above adjustments                                               (1,400)      (7,843)
------------------------------------------------------------------------------------------------------

Net profit under IFRS*                                                            916,365      116,049
------------------------------------------------------------------------------------------------------

                                                                                  AS AT 31 DECEMBER
                                                                             -------------------------
                                                                                     2002         2001
                                                                    Note          RMB'000      RMB'000
------------------------------------------------------------------------------------------------------
Shareholders' equity under PRC Accounting
 Rules and Regulations                                                         14,121,460   13,572,495

Adjustments:
Capitalisation of borrowing costs                                     (i)          58,121       52,288
Valuation surplus                                                    (ii)         (44,887)     (44,887)
Government grants                                                   (iii)        (370,959)    (386,370)
Revaluation of land use rights                                       (iv)        (139,857)    (143,355)
Write off of pre-operating expenditure                                (v)         (15,942)           -
Dividend                                                                          360,000            -
Tax effects of the above adjustments                                               12,260       13,660
------------------------------------------------------------------------------------------------------

Shareholders' equity under IFRS*                                               13,980,196   13,063,831
------------------------------------------------------------------------------------------------------

* The above figures are extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

D. SUPPLEMENTARY INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

        The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Differences which have a significant effect on net profit and shareholders' equity are set out below.

Notes:

        (a)     FOREIGN EXCHANGE GAINS AND LOSSES
                Foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended December 31, 2001 and 2002, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2001 and 2002, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

        (b)     CAPITALISATION OF PROPERTY, PLANT AND EQUIPMENT
                In years prior of those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the years presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. Accordingly, the U.S. GAAP adjustments for 2001 and 2002 represent the amortisation effect of such originating adjustments described above.

        (c)     REVALUATION OF PROPERTY, PLANT AND EQUIPMENT
                In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company's financial statements. Additional depreciation charges have been taken in the years ended December 31, 2001 and 2002 on the revaluation surplus of RMB1,576,330,000.

                Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders' equity.

                Under IFRS, effective January 1, 2002, land use rights, which were previously carried at revalued amount, are carried at historical cost base. The effect of this change resulted in a decrease of shareholders' equity of RMB 121,852,000 as of January 1, 2002. This change under IFRS eliminated the U.S. GAAP difference relating to the valuation of land use rights.

        (d)     CAPITALISED INTEREST ON INVESTMENT IN ASSOCIATES
                Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

        (e)     GOODWILL AND NEGATIVE GOODWILL AMORTISATION
                Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

                Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning January 1, 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Group performed an assessment of whether there is an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill, to those reporting units as of the date of adoption. The Group's reporting units are consistent with the Group's operating segments identified in note 31 to the annual financial statements prepared under IFRS. Based on a comparison between the fair value and carrying amount of the reporting units that the goodwill was assigned to, no indication exists that the goodwill was impaired and accordingly no transitional impairment losses were recorded at the date of adoption. In addition, under U.S. GAAP, negative goodwill of RMB19,828,000 that existed at the date of adoption of SFAS No. 142 was written off effective January 1, 2002 as a cumulative effect of a change in accounting principle.

        (f)     BASIC EARNINGS PER SHARE
                The calculation of basic earnings per share is based on the net profit under U.S. GAAP of RMB1,124,623,000 (2001: RMB 300, 130,000) and the number of shares in issue during the year of 7,200,000,000 (2001: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

                The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

        (g)     RECENTLY ISSUED ACCOUNTING STANDARDS
                SFAS No. 143
                In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on January 1, 2003. The Group does not expect the adoption of SFAS No.143 to have a material impact on its consolidated financial statements.

                SFAS No. 145
                In April 2002, the FASB issued SFAS No.145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No.145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No.145 amends SFAS No.13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

                The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Group does not expect the adoption of SFAS No. 145 to have a material impact on its consolidated financial statements.

                SFAS No. 146
                In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities" which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No.146 requires an entity to record a liability for costs associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's intended future actions and does not meet the requirement for recognising a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Group is required to adopt SFAS No.146 on January 1, 2003. The provisions of SFAS No.146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. The Group does not expect the adoption of SFAS No.146 to have a material impact on its consolidated financial statements.

                FIN No. 45
                In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Group does not expect the application of this Interpretation to have a material effect on its consolidated financial statements.

                FIN No. 46
                In January 2003, the FASB issued Interpretation No.46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group does not expect the application of this Interpretation to have a material impact on its consolidated financial statements.

        (h)     UNITED STATES DOLLAR EQUIVALENTS
                For the convenience of the reader, amounts in Renminbi ("RMB") have been translated into United States dollars at the rate of US$1.000 = RMB 8.2773 being the average of the buying and selling rates quoted by the People's Bank of China on December 31, 2002. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

Effects on the net profit and on shareholders' equity of significant differences between IFRS and U.S. GAAP are summarised below:

                                                                     FOR THE YEARS ENDED DECEMBER 31
                                                                  ------------------------------------
                                                                        2002         2002         2001
                                                        NOTE         US$'000      RMB'000      RMB'000
------------------------------------------------------------------------------------------------------
Net profit under IFRS                                                110,708      916,365      116,049

U.S. GAAP adjustments:
Foreign exchange gains and losses                        (a)           4,476       37,054       37,054
Capitalisation of property, plant
 and equipment                                           (b)           2,622       21,703       21,703
Depreciation charge on revalued
 property, plant and equipment                           (c)          15,705      129,995      133,491
Capitalised interest on
 investment in associates                                (d)           2,538       20,996       24,318
Goodwill and negative goodwill amortisation              (e)           1,225       10,144            -
Cumulative effect of adopting
 SFAS No. 142                                            (e)           2,395       19,828            -
Tax effect of the above adjustments                                   (3,801)     (31,462)     (32,485)
------------------------------------------------------------------------------------------------------

Net profit under U.S. GAAP                                           135,868    1,124,623      300,130
------------------------------------------------------------------------------------------------------

Basic earnings per share under
 U.S. GAAP                                               (f)      US$  0.019   RMB  0.156   RMB  0.042
------------------------------------------------------------------------------------------------------

Basic earnings per ADS under
 U.S. GAAP                                               (f)      US$  1.887   RMB 15.620   RMB  4.168
------------------------------------------------------------------------------------------------------

In accordance with SFAS No. 142's disclosure requirements, a reconciliation of reported net profit under U.S. GAAP to adjusted net profit under U.S. GAAP is presented below.

                                                                     FOR THE YEARS ENDED DECEMBER 31
                                                                  ------------------------------------
                                                                        2002         2002         2001
                                                                     US$'000      RMB'000      RMB'000
------------------------------------------------------------------------------------------------------
Reported net profit under U.S. GAAP                                  135,868    1,124,623      300,130

Add : Goodwill amortisation                                                -            -       13,448

Less: Amortisation of negative goodwill                                    -            -       (3,304)
------------------------------------------------------------------------------------------------------

Adjusted net profit under U.S. GAAP                                  135,868    1,124,623      310,274
------------------------------------------------------------------------------------------------------

Adjusted basic earnings per share
 under U.S. GAAP                                                  US$  0.019   RMB  0.156   RMB  0.043
------------------------------------------------------------------------------------------------------

Adjusted basic earnings per ADS
 under U.S. GAAP                                                  US$  1.887   RMB 15.620   RMB  4.309
------------------------------------------------------------------------------------------------------

Adjusted net profit before cumulative effect of change in
 accounting principle under U.S. GAAP                                133,473    1,104,795      310,274
------------------------------------------------------------------------------------------------------

The effect on shareholders' equity of significant differences between IFRS and U.S. GAAP is as follows:

                                                                            AS AT DECEMBER 31
                                                                  ------------------------------------
                                                                        2002         2002         2001
                                                         NOTE        US$'000      RMB'000      RMB'000
------------------------------------------------------------------------------------------------------
Shareholders' equity under IFRS, as
 previously reported                                                                        13,185,683
Adjustment to land use rights                            (c)                                  (121,852)
------------------------------------------------------------------------------------------------------

Shareholders' equity under IFRS, as reclassified                   1,688,980   13,980,196   13,063,831

U.S. GAAP adjustments:
Foreign exchange gains and losses                        (a)          (4,775)     (39,527)     (76,581)
Capitalisation of property, plant
 and equipment                                           (b)          (5,244)     (43,410)     (65,113)
Revaluation of property, plant
 and equipment                                           (c)         (39,084)    (323,511)    (453,506)
Capitalised interest on
 investment in associates                                (d)           5,474       45,314       24,318
Goodwill and negative goodwill                           (e)           3,621       29,972            -
Tax effect of the above adjustments                                    6,544       54,171       85,633
------------------------------------------------------------------------------------------------------

Shareholders' equity under U.S. GAAP                               1,655,516   13,703,205   12,578,582
------------------------------------------------------------------------------------------------------

The "Tax effect of the above adjustments" as of December 31, 2001 and 2002 and for the years then ended is based on the 15% tax rate applicable to the Company through 2002. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2003. As such, it is possible that the Company's tax rate will increase in 2003.

CORPORATE INFORMATION

REGISTERED OFFICE
Sinopec Shanghai Petrochemical Company Limited
48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code: 200540 Tel: (8621)5794 3143
Fax: (8621)5794 0050 Telex: 33484 SPC CN
Website: www.spc.com.cn
E-mail: spc@spc.com.cn

INITIAL REGISTERED OFFICE
The Company established on 29 June 1993, the legal address of the Company was Jinshanwei, Jinshan District, Shanghai, the People's
Republic of China.

CHANGE OF THE COMPANY'S NAME AND LEGAL ADDRESS
After obtaining shareholders' approval at the 1999 annual general meeting of the Company and the relevant government approval in PRC, the Company changed its name to "Sinopec Shanghai Petrochemical Company Limited" and the legal address to "48 Jinyi Road, Jinshan District, Shanghai, the People's Republic of China" on 12 October 2000.

The Company did not change its name and legal address in 2002.

THE REGISTRATION NUMBER OF INDUSTRIAL AND COMMERCIAL ENTERPRISES
3100001002263

THE TAX REGISTRATION NUMBER
31004513221229

STOCK EXCHANGE LISTINGS
A Shares: Shanghai Securities Exchange
          Stock code: 600688
H Shares: The Stock Exchange of
          Hong Kong Limited
          Stock code: 338
ADRs:     New York Stock Exchange
          Stock code: SHI
          Ratio: 1 ADS = 100 H Shares

COMPANY SECRETARY
Zhang Jingming

AUTHORISED REPRESENTATIVES
Lu Yiping
Rong Guangdao

AUDITORS
Domestic Auditors:
KPMG Huazhen
Certified Public Accountants
Unit 1608, Level 16, China World Tower 2
China World Trade Centre
No. 1, Jian Quo Men Wai Avenue, Beijing, PRC
Postal Code: 100004

International Auditors:
KPMG
Certified Public Accountants
8th Floor, Prince's Building, Central, Hong Kong

SOLICITORS
People's Republic of China:
Haiwen & Partners
Silver Tower
Suite 101b
2, Dong San Huan North Road
Chaoyang District, Beijing 100027, PRC

Hong Kong:
Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

United States:
Coudert Brothers
39th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong
and
Grace Building
1114 Avenue of the Americas
New York, NY 10036, USA

PRINCIPAL BANKERS
People's Construction Bank of China
Shanghai Branch, 79 Dianchi Road
Shanghai 200002, PRC

Industrial & Commercial Bank of China
Shanghai Branch, 23 Zhongshan Dongyi Road
Shanghai 200002, PRC

REGISTRARS
HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central, Hong Kong

DEPOSITARY
The Bank of New York
Investor Relations
P.O.Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free Tel # for domestic callers:
1-888-BNY-ADRs

International Calls can call:
610-312-5315
E-mail:shareowner-svcs@bankofny.com
Websites:http://www.adrbny.com
      or:http://www.stockbny.com

PUBLICATIONS
The Company's interim and annual reports are published in October and May respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission before 30 June.

Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

People's Republic of China:
Sinopec Shanghai Petrochemical Company Limited
Secretary Office of the Board of Directors
48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code: 200540
Tel: (8621)5794 3143
Fax: (8621)5794 0050

Outside of PRC:
Rikes Communications Limited
(an affiliate of Edelman Public Relations Worldwide)
Rm 701, Wanchai Central Building
89 Lockhart Road
Wanchai
Hong Kong
Tel: (852)2520 2201
Fax: (852)2520 2241

168

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